6/8

04030590

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Italian Thai Development Public Co Ltd

*CURRENT ADDRESS

PROCESSED
JUN 08 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4299 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/8/04

82-4299

ITALIAN-THAI DEVELOPMENT
PUBLIC COMPANY LIMITED

AR/S
12-31-03



Annual Report 2003

CONTENTS

CORPORATE INFORMATION

Company Name	ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
Type of Business	Contractor: Civil and Infrastructure Construction and Development
Head Office	2034/132-161 Italthai Tower, New Petchburi Road, BangKapi, HuayKwang, Bangkok 10320, Thailand
Registration No.	Bor. Mor. Jor. 340
Telephone	+66 (0) 2716-1600
Facimile	+66 (0) 2716-1488
Home Page	www.italian-thai.co.th
Email Address	cccs@italian-thai.co.th
Registered Capital	Baht 3,738,678,180 (Three Thousand Seven Hundred and Thirty Eight Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty)
Paid up Capital	Baht 3,738,678,180 (Three Thousand Seven Hundred and Thirty Eight Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty)
Ordinary Shares	Shares 373,867,818 (Three Hundred and Seventy Three Million, Eight Hundred and Sixty Seven Thousand, Eight Hundred and Eighteen)
Par Value	Baht 10.00 (Baht Ten)
Register of Common Stock	Thailand Securities Depository Co., Ltd.
Address	62 The Stock Exchange of Thailand Building, Rachadapisek Road, Klongtoey, Bangkok 10110
Telephone	+66 (0) 2359-1200-1
Facimile	+66 (0) 2359-1262-3
Auditor	Mr. Ruth Chaowanagawi and/or Miss Vissuta Chariyathanakorn, a certified auditor No.3247 and 3853
Address	Ernst & Young Office Limited, 33rd Floor, Lake Rajada Office Complex, 193/136-137 New Rachadapisek Road, Bangkok 10110
Telephone	+66 (0) 2264-0777
Facimile	+66 (0) 2264-0790
Legal Advisor	- None -
Financial Advisor	- None -
Management Advisor	- None -

SUMMARY OF FINANCIAL INFORMATION

Financial Statement of the Company Only

Description	Unit	2003	2002	2001
Total Assets	Million Baht	**20,658**	19,989	21,271
Capital	Million Baht	**3,739**	3,739	2,500
Shareholder's Fund	Million Baht	**10,416**	9,365	(856)
Sales	Million Baht	**12,586**	14,179	14,708
Net Profit after Tax	Million Baht	**921**	6,336	(2,528)
EPS	Baht	**2.46**	19.85	(10.11)
Book Value	Baht	**27.86**	25.05	(3.42)
Par Value	Baht	**10**	10	10
DPS	Baht	**0.5**	-	-
DPS x 100 / EPS	%	**20**	-	-

Financial Statements Consolidated

as of 31st December	Unit	2003	2002	2001
Total Assets	Million Baht	**25,350**	24,131	22,741
Total Liabilities	Million Baht	**14,843**	14,710	23,542
Total Shareholder's Equity	Million Baht	**10,507**	9,421	(800)
Revenues from construction services	*Million Baht*	**17,920**	21,034	17,936
Total Revenues	Million Baht	**18,330**	21,430	19,726
Profit before taxes and other expenses	Million Baht	**1,895**	2,173	1,512
Net Profit	Million Baht	**921**	6,336	(2,528)

Financial Ratios and Results of Operation of the Company and its Subsidiaries for 3 years

	2003		2002		2001	
	Consolidated	**The Company only**	Consolidated	The Company only	Consolidated	The Company only
Current Ratio						
Current Ratio	**1.47**	**1.49**	1.59	1.52	0.78	0.74
Quick Ratio	**0.63**	**0.66**	0.82	0.75	0.53	0.52
A/R Turnover	**4.74**	**4.21**	5.68	4.42	5.60	4.13
Collection Period	**75.98**	**85.55**	63.43	81.51	64.27	87.17
Inventory Turnover	**14.39**	**32.11**	24.59	38.15	26.83	29.67
Return on Sales	**25.02**	**11.21**	14.64	9.44	13.42	12.13
A/P Turnover	**3.27**	**3.49**	3.67	3.26	3.75	3.28
Payment Period	**110.21**	**103.06**	98.06	110.32	95.92	109.76
Cash Cycle	**(9.21)**	**(6.30)**	(19.99)	(19.38)	(18.23)	(10.46)
Profitability Ratio						
Gross Profit (%)	**10.57**	**6.13**	10.33	8.50	8.43	4.91
Net Profit (%)	**5.02**	**7.31**	29.57	44.69	(12.82)	(17.19)
Return on Equity (%)	**8.76**	**8.84**	67.26	67.66	N/A	N/A
Efficiency Ratio						
Return on Assets (%)	**3.72**	**4.53**	27.04	30.71	(11.12)	(11.79)
Return on Fixed Assets (%)	**21.90**	**22.26**	97.48	108.25	(11.72)	(12.83)
Assets Turnover	**0.74**	**0.62**	0.91	0.69	0.87	0.69
Financial Ratio Analysis						
Debt to Equity	**1.41**	**0.98**	1.57	1.13	N/A	N/A
Interest Coverage	**15.19**	**4.83**	0.44	(1.01)	2.86	2.12
Dividend Payout Ratio	**20**	**20**	-	-	-	-
Data per Share and Growth Ratio of Business						
Growth Ratio						
Total Assets (%)	**5.05**	**3.34**	6.11	(6.03)	(2.72)	(4.24)
Total Liabilities (%)	**0.90**	**(3.61)**	(37.51)	(51.98)	10.18	9.52
Revenues from Construction Services (%)	**(14.80)**	**(11.58)**	17.27	6.14	22.05	9.72
Cost of Services (%)	**(15.03)**	**(9.29)**	(33.23)	(35.82)	(4.03)	(11.50)
Net Earning (%)	**(85.47)**	**(85.47)**	N/A	N/A	N/A	N/A
Data per Share						
Book Value	**28.10**	**27.86**	25.05	25.05	(3.42)	(3.42)
EPS	**2.46**	**2.46**	19.85	19.85	(10.11)	(10.11)
Dividend per Share	**0.5**	**0.5**	-	-	-	-

BOARD OF DIRECTORS REPORT

2003 has been a year of consolidation and growth by the Company reflecting the general state of the construction industry in Thailand. Profit from operations for the year end 31st December 2003 has increased from Bt 388 million to Bt 921 million and the improving economy has brought with it an upturn in construction activity to the benefit of all construction contractors.The Company has sales for the year of more than Bt 18,330 million and now has a backlog of over Bt 39,971 million.

The Company has maintained its position as the leading Thai civil and infrastructure construction contractor, and with the anticipated continued growth in both public and private sector construction project numbers and value over the coming years, is looking forward to improved profitability in the coming years.

The current keynote project for the Company is the Suvarnabhumi (New Bangkok) International Airport which is scheduled for opening in September 2005. Other major projects commenced or continuing in 2003 include the Rupsa Bridge in Bangladesh, highway projects in India and the Philippines, the Nankang Underground Station in downtown Taipei, Taiwan, mining operations in Thailand and Myanmar, Sepon Copper Project in Laos, BMA Flood Protection Tunnel Project in Bangkok and Baan Ua-Arthorn Housing Project in the vicinity of outer Bangkok. Major projects committed to commence in 2004 and provide a significant work load for the next 2 to 3 years include the Nam Theun II hydro-electric project in Laos and the Kol Dam in India.

The Thai Government, as are other regional governments, is expecting significant economic growth over the next few years and is planning the implementation of major infrastructure projects to support the additional economic activity. Major Government and government body investment is scheduled for extensions of the Bangkok Elevated Train System and the Metropolitan Rapid Transit System, development of national highways, the national railway system, together with expansion of power generation facilities, rural water distribution for irrigation, oil and gas production in the Gulf of Thailand and construction of large quantities of low cost housing. Most of these are traditional construction activities of the Company and are being actively targeted to ensure the Company receives its share of these projects.

Private sector investment is also increasing significantly, especially in the areas of new housing, condominiums, commercial buildings and new factories.

To meet this anticipated surge in demand the Company is developing its "in house" resources by investing in new plant and equipment and related production facilities that will assist in maintaining control of the Company's construction costs. These new facilities include the development, installation and commissioning of a cement plant in Saraburi Province and the construction of a computer controlled pre-cast concrete building component factory in Pathumthani Province. The Company is undertaking detailed studies of the potential sector growths and is assessing the additional resources that will be required. Preliminary planning and the identification of potential technological and financial partners to meet these future demands in a timely manner is being actively pursued to ensure not only that the resources are available when required, but are available at commercially competitive prices. Staff training in the latest business and project/construction management techniques and technologies, and the implementation of improved financial, accounting and cost control processes are also aimed at improving the Company's competitiveness and cost efficiency to maximise the Company's returns to staff, employees and shareholders.

Internationally, the Company is targeting the Asian region, extending in an arc from Taiwan, though the Philippines, Indonesia, Cambodia, Laos, Myanmar, Bangladesh, India, Maldives and into the Middle East to Iraq. The Company is presently exporting its expertise in highway and bridge construction to Bangladesh, Philippines, Maldives and India, dam construction to India and Laos, mining operations and mine facilities to Laos, Myanmar, India and Indonesia. Ongoing international operations in Taiwan, Philippines, Indonesia, Myanmar, India and Maldives have contributed approximately 25% to the Company's revenues for 2003.

The enthusiasm, expertise, loyalty and dedication of all staff and employees in supporting the executive management team is very much appreciated by the shareholders and Directors of the Company and has contributed greatly to the success of the Company over the past year, and the Directors are convinced those same attributes will ensure the ongoing growth and profitability of the Company in the coming years.

ORGANIZATION CHART


CHAIRMAN
Dr. Chaijudh Karnasuta
BOARD OF DIRECTORS
AUDIT COMMITTEE
PRESIDENT
Mr. Premchai Karnasuta
MANAGER (INTERNAL AUDITOR)
Mr. Withit Ouaysinprasert
SENIOR EXECUTIVE VICE PRESIDENT
Mr. Boonmee Pisanuwongse
EXECUTIVE VICE PRESIDENT
Mr. Kaiwan Pavarajarn
VICE PRESIDENT (TECHNICAL & ESTIMATE)
Mr. Atipat Kaivalchatchaval
MANAGER (COMPUTER CIVIL DESIGN)
Mr. Prinya Supanugoolsamai
SENIOR EXECUTIVE VICE PRESIDENT
Mr. Somchai Thamrongwang
- SPECIAL PROJECTS
- BUSINESS & TECHNICAL DEVELOPMENT
VICE PRESIDENT (ENGINEERING COST ANALYSIS)
Mr. Sompop Pinijchai
MANAGER PROJECT BUDGETING ANALYSIS & CONTROL
Mr. Nantachai Nontananant
SENIOR EXECUTIVE VICE PRESIDENT
Mr. Pathai Chakornbundit
- SPECIAL PROJECTS
- INTERNATIONAL PROJECTS
EXECUTIVE VICE PRESIDENT
Mr. Tawee Changpetch
VICE PRESIDENT (PROJECTS)
Mr. Taweesilp Pattanakitchamroon
VICE PRESIDENT (PERSONNEL & LEGAL)
Mr. Kasin Pongsuwan
VICE PRESIDENT (ENGINEERING PROCUREMENT & GENERAL PURCHASING)
Mr. Prasart Kosarussawadee
VICE PRESIDENT (ADMINISTRATION)
Mr. Prasit Kalayanamitra
VICE PRESIDENT (MARINE)
Mr. Anan Amarapala
MANAGER (STEEL FABRICATION BID & BUSINESS DEVELOPMENT)
Mr. Peter Bow
MANAGER (TECHNICAL & CONSTRUCTION)
Mr. Somsak Nualyai
MANAGER (TURNKEY DESIGN GROUP)
Mr. Nuttawood Sirinuntananon
SENIOR EXECUTIVE VICE PRESIDENT
Mrs. Nijaporn Charanachitta
VICE PRESIDENT (FINANCE)
Mr. Chatichai Chutima
VICE PRESIDENT (ITD GROUP OF COMPANIES & CONTRACT ADMINISTRATION)
Mrs. Pienghathai Pongsuwan
VICE PRESIDENT (ACCOUNTING)
Mrs. Mathanee Vanichapol
VICE PRESIDENT (SALARY)
Mrs. Orapin Thongsamutr
VICE PRESIDENT (L/C & IMPORT)
Mrs. Nararat Vallasiri
VICE PRESIDENT (COMPUTER)
Mr. Woravudh Hiranyapaisansakul
VICE PRESIDENT (COST CONTROL & CORPORATE SERVICES)
Mr. Woravudh Hiranyapaisansakul
VICE PRESIDENT (INSURANCE)
Mr. Thanu Suvarnin
MANAGER (TRAINING)
Mrs. Natalita Suansamnieng
MANAGER (SPARE PART PURCHASING)
Mr. Surasak Leelavorakul
SENIOR EXECUTIVE VICE PRESIDENT
Mr. Tawatchai Suthiprapha
- SPECIAL PROJECTS
- BUSINESS & TECHNICAL DEVELOPMENT
- RESEARCH & DEVELOPMENT
SENIOR VICE PRESIDENT (PROJECTS)
Mr. Taweesak Suriyamongkhol
VICE PRESIDENT (PROJECTS)
Mr. Thanin Bumrungsap
Dr. Nattawuth Udayasen
SENIOR EXECUTIVE VICE PRESIDENT
Mr. Wira Bunduwongse
- SPECIAL PROJECTS
VICE PRESIDENT (PROJECTS)
Mr. Turdtam Pongpatana
VICE PRESIDENT (EQUIPMENT CONTROL)
Mr. Somkiat Wattanalaowit
MANAGER (MAINTENANCE CENTER)
Mr. Damrong Ngamsangiam

NATURE OF BUSINESS

History, Changes and Important Developments in the Previous Year

The Company was founded on the 15th August 1958, having a registered capital of Baht 2,000,000 under the name ITALIAN-THAI DEVELOPMENT CORPORATION LIMITED (ITD). The founders, Dr. Chaijudh Karnasuta (a Thai) and Mr. Giorgio Berlingieri (an Italian) had the objective to establish a Thai construction company.

The Royal Seal of The Garuda was awarded to the Company by His Majesty the King on 23rd December 1985. The Royal Seal of the Garuda is the highest and most honourable achievement under the Royal Patronage of His Majesty the King.

The Company registered as a Public Company Limited on 24th March 1994 and was listed on the Stock Exchange of Thailand on 9th August 1994.

The Company has achieved an excellent performance with high quality work for private clients and government authorities. The Company's high standard of construction quality has been recognized by the Company being awarded ISO 9000, ISO 9001 and ISO 9002 certification for the following:

- Italian-Thai Industrial Complex at Wihan Daeng District, Saraburi Province
- Steel Fabrication Facilities at Samut Prakarn Province
- Steel Fabrication Facilities at Wihan Daeng District, Saraburi Province
- Bangkok Mass Transit System Project
- Metropolitan Rapid Transit System Project
- Laem Chabang Port Phase 2, Section 1 Project
- SRT Track Doubling Project: Baan Phachi Junction to Lopburi and Baan Phachi Junction to Map Kabao Station Project

During the period of 4th September 2001 to December 2002, the Company's operations were conducted under a Business Reorganization Plan and after the successful completion of the reorganization the Central Bankruptcy Court ordered the termination of the Business Rehabilitation Process of the Company on 16th December 2002.

Business of the Company - Italian-Thai Development Public Company Limited Only

At present, the business operations of ITD involve 11 major categories:

1. Airports
2. Buildings
3. Dams and Tunnels
4. Highways, Expressways, Railways and Bridges
5. Industrial Plants
6. Mining
7. Pipelines and Utility Works
8. Ports, Jetties, River Protection, Dredging & Reclamation, Marine Works
9. Rapid Transit Systems
10. Steel Structures
11. Telecommunications

With the clear indication of the Thai Government policy to support the construction of domestic and international mega-projects, there has been an increase in the number of new project starts from late 2002. Moreover, the overall improvement of the Thai economy in 2003 is a good sign that the construction industry will continue to expand during the year 2004. New projects in the private sector, which remained flat during the year 2002, saw increased investment, especially investment on residential housing projects which has enjoyed a very high level of market expansion. The main target of the Company, however, is still the mega-projects supported by the Government, as these projects are more secure and of longer duration than those generally undertaken by the private sector.

The Company has successfully widened its international focus to encompass East Asia, South-east Asia, South Asia and the Middle East, achieving success with the award of contracts for the construction of Kol Dam Hydro-Electric Power Project in India, the construction of the Nankang Underground Station Project in Taipei, and the Sepon Copper Project in Laos. The Company has also been awarded the construction of the Nam Theun 2 Hydro-Electric Project in Laos, due to start within the year 2004.

Airports

In November 2001, ITD, along with its ITO Joint Venture partners Takenaka Corporation and Obayashi Corporation, were awarded the construction of the Passenger Terminal Complex comprising Package 2: Main Terminal Building and Package 3: Concourse Building for the Suvarnabhumi (New Bangkok) International Airport Project. Work on these Contracts are progressing as scheduled with more than 57 % of the work completed, with all work due for completion within September 2005. The IOT Joint Venture (having the same partners as the ITO Joint Venture) won the contract for the construction of Airfield Pavement with the contract value of Bt 7.4 billion. A 2 km long underground subway station is to be constructed underneath the Main Terminal Building at Suvarnabhumi International Airport. This project has been separated into two contract packages with one package awarded to the ITO Joint Venture and the other to the IOT Joint Venture. Each contract is valued at more than Bt 3 billion.

Buildings

Construction of Centre Point Wittayu Building Project on Wireless Road, with a contract price of Bt 352 million, was completed as scheduled in the beginning of 2003. Major renovation works valued at more than Bt 230 million were undertaken on the historical Pavillion Palace building and at The Oriental Hotel. These were completed as scheduled. Ongoing projects include the Metha Complex II Project, the Bangkok (Sub Road) Project and the construction of five buildings for the Bank of Thailand. Major residential projects, such as the Ladawan Project, the Preukpirom Project and the Mantana Rattanathibeth Housing Project are being constructed for the private sector, along with the Baan Ua-Arthorn Project for the Government. The Baan Ua-Arthorn Project will provide affordable housing for purchase by low income earners. With a project value of several billion Baht, the Company has committed to invest more than Bt 600 million in two new factories that will utilize the latest technologies for the manufacture and supply of the pre-cast concrete elements to those projects.

Highways, Motorways, Railways, and Bridges

Work on the Phitsanulok - Uttaradit Section of Route No 11 was more than 90 % complete at year end and is expected to be completed within February 2004. The Rural Road Development Project in the Iloilo Province of Philippines was completed at the end of 2003. The Restoration of Dalton Pass, also in the Philippines, which was scheduled for completion in September 2002, has been extended by the addition of major extra works, with all work now expected to be finished in the first quarter of 2004. A new project to be undertaken by ITD in Philippines is the Southletay Road Project, with a contract price of Bt 590 million. In India, ITD, in joint venture with Som Datt Builders Ltd, continued work on the Four Laning and Strengthening of the existing 2 lane National Highway 2 and is now 66 % complete.

The Joint Venture ITD-Cogifer TF continued work on the three SRT Track Doubling Contracts, North Line - Ban Phachi Junction to Lopburi, North-East Line - Ban Phachi Junction to Map Kabao Station, and the East Line - Huamark to Chachoengsao. These contracts were completed as scheduled in 2003. In Taiwan, work continues with our joint venture partners Evergreen Construction Corporation and Pacific Electric Wire and Cable Co., Ltd., on the Taiwan High Speed Rail Project, Contract 295, with completion expected as scheduled in mid 2004. The Company has started work on the new Nankang Underground Station Project worth NTD 11,736 million (New Taiwan Dollars), again in joint venture with Evergreen Construction Corporation.

Work on the Wat Nakorn-in Bridge project (with joint venture partner Sumitomo Construction Co., Ltd.) under contracts EW1 and EW2 was completed as scheduled and the bridge was opened for public use by His Majesty the King, who named the bridge the "Rama V Bridge".

In Bangladesh, ITD, in joint venture with Shimizu Corporation, construction of the major bridge and approach roads across the

Rupsa River continues on schedule. This project is valued at US$ 77.4 million. More than 72% of the work is completed and the project is due for completion in late 2004.

The Company, again in joint venture with Shimizu Corporation, was awarded and commenced construction of the connection road and border control facilities for the Second Mekong International Bridge Construction Project at a contract price of 726 million Yen.

Industrial Plants

This section of the construction industry continues to be depressed with limited new project opportunities. Ongoing projects include the construction of a 150,000 m^3 per day waste water treatment plant and the construction of the Bangkhen Water Treatment Plant and Related Works under the Seventh Bangkok Water Supply Improvement Project for the Government sector.

For the private sector, work continues on the Asia Silicone Monomer Factory Project, for a Medical Device Manufacturer at Rayong Province and also for a Bottle Factory at Ayuthaya Province.

Mining

ITD continued its long term contract coal mining and overburden removal operations at both Mawtaung Coal Mine in Myanmar (1998 to 2008) and at Mae Moh Mine Phase 5 in Thailand (2000 to 2009). The total value of these contracts is over Bt 13 billion.

In addition, the Company also won a contract for the construction of mining support facilities for the Sepon Copper Project in Laos.

Pipelines and Utility Works

The Company, in joint venture with Nishimatsu Construction Co., Ltd., as the IN Joint Venture, is undertaking the construction of BMA Flood Protection Tunnel Project. The contract price is Bt 2,094 million and the works are scheduled to be completed in July 2007.

Work on a dedicated aviation fuel pipeline to the New International Airport (Suvarnabhumi Airport) for Thai Petroleum Pipeline Co., Ltd. is being undertaken under a Bt 1,167 million contract awarded to the ITD-NSC Joint Venture, a joint venture comprising ITD and Nippon Steel Corporation. The project has a construction period of 17 months work and must be completed within March 2005 so as not to affect the opening of the airport.

The construction, supply and installation of a trunk main and related works for the Bangkok Metropolitan Water Works under two contracts with a combined price of Bt 310 million continues. Water pipeline projects are underway and are more than 30% complete. Construction of the Bt 436 million contract for the Collection System (Zone I) Project is more than 87% complete.

Ports, Jetties, River Protection, Dredging and Reclamation, Marine Works

The construction of Koh Pa-Ngun Jetty at Surat Thani was completed on August 2003. The Rehabilitation of Sihanoukville Port Project being undertaken by the Company with Penta-Ocean Corporation is presently more than 50% complete.

Flood protection works valued at Bt 500 million continued along the Chao Praya River between Krungthep Bridge and Rama 9 Bridge, along the Bangkok Noi Canal and along the adjoining section of the Chao Praya River that was completed in 2003, has made a significant contribution to the prevention of floods for the people living in the area.

Other miscellaneous marine works include the maintenance dredging works of the Kantang Channel and Samutsakorn Channel that were completed during 2003 and the Protection of Shore Erosion along 16.2 km of shore line of the Gulf ofThailand is 10% complete under a Bt 366 million contract.

Dams and Hydro-Electric Power

The Company signed a 6,645 million Indian Rupee contract for the construction of the 800 MW Kol Dam Hydro-Electric Power Project in India. This project has a construction period of 57 months and is scheduled to finish within the year 2008.

The Company will begin essential site access works in 2004 as the initial phase of the construction of the Nam Theun 2 Hydro-Electric Project in Lao PDR. These two mega-projects will contribute significantly to Company's revenues for the next 3 to 4 years.

Rapid Transit Systems

The construction of all major work of the North Section of Metropolitan Rapid Transit Authority's underground mass transit system by the ION Joint Venture (comprising ITD, Obayashi Corporation and Nishimatsu Corporation) was completed as scheduled with the exception the running tests of the electrical systems. These tests are to be conducted in conjunction with the Concessionaire selected to operate the system, with the timing of these tests dependant on the Concessionaire. It is expected they will be completed early in 2004.

Other projects scheduled by the Thai Government to begin within 2004 are the expansion projects for the BTS elevated train system, the underground MRTA mass transit system project Orange Line (55 km long) and the expansion of the MRTA Blue Line. The Company is confident that it will win several contracts on the Bangkok Transit System as the Company constructed the original system and is thus better prepared than its competitors.

Steel Fabrication

The Company's structural steel fabrication facilities at Wihan Daeng and Taiban provided important support to ITD's other projects, including the Main Terminal Building and the Concourse Building of the Passenger Terminal Complex for the Suvarnabhumi International Airport and steel structures for the construction for port and pier projects. In all, the Structural Steel Group completed 34,500 tonnes of structural steel works during 2003.

Telecommunications

Starting in October 2001, ITD excavated and laid an Optical Fibre Cable in Map Ta Phut, Rayong Province, with a contract value at Bt 49 million. Work commenced on outside plant construction for the Provincial 100,000 lines expansion project in June 2002 with contract value at Bt 678,620,000. These projects were both completed during 2003.

Outside Thailand

Work on the 36 kilometre long Rural Road Project in Iloilo Province in the Philippines was completed in 2003. The additional rehabilitation and improvement works of the Dalton Pass Highway, also in the Philippines, is expected to completed in February 2004. The Company has recently been awarded the Southletay Road Project and there are at least 2 to 3 other projects the Company expects to secure to maintain its workload in the Philippines.

The Company, in joint venture with Evergreen Construction Corporation, was selected for the construction of the Nankang Underground Station Project in Taipei, Taiwan with the contract price at NTD 11,736 million (New Taiwan Dollars). Construction of the Taiwan High Speed Rail Project, Contract 295, a 27.3 km section of track supporting structure in the south of Taiwan, with joint venture partners Evergreen Construction Co., Ltd. and Pacific Electric Wire and Cable Co., Ltd., is continuing on schedule with completion due during 2004. Contract C295 is valued at 14,998 million New Taiwan Dollars.

ITD, with joint venture partner Shimizu Corporation, continued constructing the approach roads and bridge across the Rupsa River in Bangladesh. This contract, valued at US$ 77.4 million, is due for completion in 2004.

Work by the ITD-Som Datt Builders Joint Venture continued on the National Highway 2 Phase II-A Project in India to expand the existing 2 lane highway to four lanes and to strengthen the existing pavement. ITD was awarded the 6.6 billion Indian Rupee contract for the construction of the 800 MW Kol Dam Hydro-Electric Power with construction to start early 2004. ITD has bid for further highway development projects in India and expects to be successful on several of those projects.

The Company tendered successfully for and commenced work on the construction of roads in the Republic of the Maldives. This contract, valued at Bt 341,930,000 is due for completion in 2004. The Company is bidding for other projects in the Maldives and given our performance there to date expects to be successful in this quest.

In Cambodia ITD, with joint venture partner Penta-Ocean Corporation, were awarded and commenced the rehabilitation of the Sihanoukville Port, with the work due for completion in October 2004. ITD's share of the contract is valued at Bt 599,470,000.

Long term coal mining contracts in Myanmar are ongoing. The present contract extends until 2008.

In Lao PDR, ITD has won a contract for the Sepon Copper Project development and also the connection road for the Second Mekong International Bridge Construction Project in the Suvannakhet Province. ITD will also commence work on the construction of Nam Theun 2 Hydro-Electric Project within 2004.

As well as tendering for projects in the countries in which it is currently operating, ITD is seeking construction contract opportunities in other regions, especially in the Middle East, including projects for the reconstruction of infrastructure in Iraq. Success on the mega-projects in these areas will significantly increase the international profile and recognition of the Company.

Major Shareholders

Name and Holding as at 31st December 2003

Name	Holding	
	Number of shares	% of shares
1. Mr. Premchai Karnasuta and family	90,649,739	24.25
2. Mrs. Nijaporn Charanachitta and family	56,774,534	15.18
3. Thai NVDR Co., Ltd.	18,783,141	5.02
4. Mrs. Bhilaichit Roengpithya and family	10,460,620	2.80
5. HSBC (Singapore) Nominees Pte., Ltd.	10,417,026	2.79
6. State Street Bank and Trust Company	9,742,839	2.61
7. Chase Manhattan (Singapore) Nominees Pte Ltd. 6	9,400,900	2.51
8. Mr. Piyachai and Ms. Chamaimas Karnasuta	7,127,560	1.91
9. Citibank International Plc (Luxembourg Branch)	5,207,500	1.39
10. Government of Singapore Investment Corporation	4,475,000	1.20
11. Fortis Global Custopy Services N.V.	4,200,000	1.12
12. Chase Nominees Limited 1	3,761,372	1.01
13. C.P.K. International Co., Ltd.	3,610,000	0.97
14. Chase Nominees Limited 46	3,535,800	0.95
15. Bear, Stearns International Limited - Proprietary Account	3,100,000	0.83
16. Littledown Nominees Limited 18	2,400,000	0.64
17. The Bank of New York (Nominees) Limited	2,052,400	0.55
18. The Krung Thai Thana Wattana Fund	2,012,300	0.54
19. Chase Ireland (Nominees) Limited	2,000,000	0.53
20. Citicorp Global Markets Inc - 1 Client Segregated Account	1,986,166	0.53

Management

1) Management Structure

The executive structure of the Company is made up of three boards, namely the Board of Directors, the Audit Committee and the Board of Management.

1.1 Board of Directors

Authority and Responsibility

1. The Board of Directors has the overall authority and responsibility to direct, manage and supervise the operations of the Company, all in accordance with the Law, the regulations of the Company and the resolutions of the Shareholders of the Company.
2. Pursuant to the Company's regulations, the Board of Directors has the authority to decide upon and oversee the operations of the Company, except for the following assignments that shall only be executed with the consent of a meeting of the Shareholders of the Company:
   2.1 Matters the Law stipulates shall only be performed upon the resolution of the Shareholders of the Company;
   2.2 Certain business matters as stipulated by the Stock Exchange of Thailand; and
   2.3 Buying or selling of assets having a value equal to or greater than fifty percent (50%) of the total value of the assets of the Company as stipulated by the Stock Exchange of Thailand.

Members of the Board of Directors

1. Dr. Chaijudh Karnasuta	Chairman
2. Pol. Lt. Chatrachai Bunya-ananta	Independent Director
3. Mr. Premchai Karnasuta	Director
4. Mrs. Nijaporn Charanachitta	Director
5. Dr. Mingsarn Kaosa-ard	Independent Director
6. Dr. Krisorn Jittorntrum	Independent Director
7. Mr. Boonmee Pisanuwongse	Director
8. Mr. Pathai Chakornbundit	Director
9. Mr. Yuthachai Charanachitta	Director

1.2 Audit Committee

Authority and Responsibility

1. Oversee the financial reports of the Company with regard to accuracy, sufficiency and reliability.
2. Oversee the internal control system of the Company to ensure it is appropriate, efficient and effective.
3. Consider, select and appoint the Independent Auditor of the Company.
4. Oversee the compliance with all applicable laws and statutory requirements by the Company.
5. Oversee the prevention of conflicts of interest.
6. Prepare an Audit Report by the Audit Committee for publication in the Annual Report of the Company.
7. Act on other manners as directed by the Board of Directors.

Members of the Audit Committee

1. Pol. Lt. Chatrachai Bunya-ananta	Audit Committee Chairman
2. Dr. Mingsarn Kaosa-ard	Audit Committee Member
3. Dr. Krisorn Jittorntrum	Audit Committee Member

1.3 Board of Management

Authority and Responsibility

1. Determine ultimate goals and operational direction of the Company to accord with the current and forecast economic and market conditions.
2. Determine policies and procedures for the operation of the Company.
3. Determine the policy, consider and decide on the selection of relevant projects in which the Company should participate, tender and execute.
4. Consider and approve the appointment, transfer and discharge of staff of division head level and above.

5. Consider and approve the adjustment of salaries, wages and remuneration, including consideration and recognition of employee meritorious service.
6. Appoint a person or persons to act on behalf of the Board of Management for any assignment.
7. Consider and approve expenditure on buying assets and other expenses of the Company.
8. Review, consider and comment on all matters related to Company operations.
9. Review, consider and comment on all matters involving the performance of the Company's various operating segments and direct and control their management to ensure efficient, economical and well timed operation, including compliance with all contractual obligations to clients.
10. Undertake all Company affairs not delegated to other Company segments.
11. Undertake all other matters as directed by the Board of Directors.

Members of the Board of Management

1.	Mr. Premchai Karnasuta	President
2.	Mrs. Nijaporn Charanachitta	Senior Executive Vice President
3.	Mr. Boonmee Pisanuwongse	Senior Executive Vice President
4.	Mr. Pathai Chakornbundit	Senior Executive Vice President
5.	Mr. Tawatchai Suthiprapha	Senior Executive Vice President
6.	Mr. Wira Bunduwongse	Senior Executive Vice President
7.	Mr. Somchai Thamrongwang	Senior Executive Vice President
8.	Mr. Kaiwan Pavarajarn	Executive Vice President
9.	Mr. Tawee Changpetch	Executive Vice President
10.	Mr. Anan Amarapala	Vice President (Marine)
11.	Mr. Turdtam Pongpatana	Vice President (Project)
12.	Mr. Thanin Bumrungsap	Vice President (Project)
13.	Dr. Nattawuth Udayasen	Vice President (Project)
14.	Mr. Sompop Pinijchai	Vice President (Engineering Cost Analysis)
15.	Mr. Chatichai Chutima	Vice President (Finance)
16.	Mrs. Pienghathai Pongsuwan	Vice President (ITD Group of Company & Contract Administration)

2) Selection of Directors and Management

The incumbent Board of Directors performs the initial selection and evaluation of candidates for vacated or newly created positions on the Board of Directors and for all senior management positions within the Company. Candidates are selected on the basis of their qualifications, knowledge, experience and competency for the role they are to fulfill. The incumbent Board of Directors' preferred candidate for any vacant or new directorship shall be nominated to the shareholders at a Shareholders' Meeting for approval by a majority of the Shareholders attending the said meeting and eligible to vote. The Board of Directors shall appoint their preferred candidate for all senior management positions.

3) Remuneration of the Board of Directors, Audit Committee, Board of Management and Management Staff

- See details in item 4.9 of Corporate Governance hereunder.

4) Corporate Governance

The Code of Best Practice for the Directors of Listed Companies dated 23rd June 1999, published and distributed by the Stock Exchange of Thailand, states its objective is to serve as guideline of good practice for the board members of all listed companies such that the Board of Directors can demonstrate it maintains a high standard of management to enhance the confidence of shareholders, investors and all related parties.

The Board of Directors of Italian-Thai Development Public Company Limited agrees that such guidelines are important and useful. It has therefore held it as its compliance guideline for 2002 through 2003. Following the recommended practice, the Board of Directors has established and supervises the operation of the Audit Committee. The direct burden on the Board members is thus eased, particularly with regard to the internal audit and inspection functions. The Audit Committee has worked in cooperation with the external auditors and internal auditors, as well as in auditing the balance sheets and related financial reports.

The Board of Directors is confident that its compliance with the Code of Best Practice will be beneficial for all shareholders and investors. It will continue to follow these guidelines for future years.

Corporate Governance Practice Report

4.1 The Policy of Corporate Governance

Pursuant to the meeting of the Board of Directors No. 1/3/2546 dated 21st March 2003, it was resolved that the Policy of Corporate Governance for Italian-Thai Development Public Company Limited be publicized in conformity with the guidelines of corporate governance given by the Securities Exchange of Thailand as disclosed in the Company's internet website (http://www.italian-thai.co.th).

4.2 Rights of the Shareholders and the Shareholders Meeting

The Company has held the Ordinary Meeting of Shareholders No. 1/2546 on 28th April 2003 and had delivered the meeting invitation notice with details of the agenda together with supporting documents no less than 7 days in advance so that shareholders had reasonable time to thoroughly study such documents.

In addition, the Company has also provided due opportunity for the shareholders to participate in the said meeting, using a venue at the Company's headquarters. Such meeting proceeded smoothly with the presence of 96 shareholders and or their proxies holding 205,558,218 shares (representing 54.98% of total shares).

4.3 The Rights of Interested Persons

The Board of Directors recognizes the rights of all persons having an interest in the meeting such as shareholders, customers, employees, partners, business competitors and general public. They have therefore provided the guidelines for directors, executives and employees clearly in the manual of Code of Corporate Governance as presented on the Company's internet website (http://www.italian-thai.co.th).

4.4 Leadership and Vision

The Board of Directors has stipulated clear strategies with business objectives, identified targets and allocated duties so that management and control is diligently applied to achieve those targets. The Board of Directors monitors the progress toward these objectives through the Company's internal control systems and internal audit processes to ensure efficiency and the management of business risks to ensure business success.

Organizational responsibilities have been clearly allocated among the Board of Directors, subcommittees established by the Board and the management.

4.5 Conflict of Interest

4.5.1 List of possible conflicts of interest

The Board of Directors know the rules and requirements relating to conflicts of interest between related business entities. Where such conflicts have arisen they are shown in the table Related Party Transactions and in all cases have been addressed in accordance with the Stock Exchange Regulations such that prices and conditions of procurement are the same as would apply in normal third party "arm's length" transactions. The Related Party Transactions table provides details of the parties concerned, contract value, reason/necessity for relationship and is repeated in Form 56-1.

4.5.2 Inside Information Control

The Company has the policy to disclose corporate information in accordance with the guidelines promulgated by the Stock Exchange of Thailand by issuing the necessary information to allow the public to make informed decisions on the Company's activities. The Company therefore endeavors to issue adequate, accurate and timely information on a fair basis for all investors in the Company's securities.

The Company has implemented measures to prevent the internal abuse of confidential or privileged information by limiting its distribution to top executives and Company officers on a "need to know" basis until it is released publicly. Employees are also advised of the confidential nature of the information and the restrictions applying to its use, including a prohibition on the purchase or sale of Company securities on the basis of such confidential information.

Senior executives have the duty to report their holdings and each transaction of purchase, sale or transfer of their security holdings in the Company to the Securities and Exchange Commission. Such requirement is considered an important measure to effectively help control the use of the inside information.

4.6 Code of Ethics

The Company has announced a code of ethical conduct for the Board of Directors, Management and Staff to perform their duties with honesty and integrity for the Company and every group of Shareholders.

4.7 Balance of Non-Executive Directors

The Board of Directors comprises nine directors, namely:

Executive Directors	4 Directors (44.4%)
Non-Executive Directors	2 Directors (22.2%)
Audit Committee	3 Directors (33.3%)

4.8 Separation of Function Positions

The Chairman is not the same person as the President (managing director), however both are from the same group of major shareholders. The Board of Directors has three independent directors among its full complement of nine, providing the necessary checks and balances to the management of the Company.

4.9 Remuneration of Directors and Management Staff

4.9.1 Remuneration of Directors:

The Company determines the Remuneration of Directors clearly and transparently based on comparable industry levels and for the efficiency required of supervising Directors. Directors assigned to be the Audit Committee receive additional remuneration for full discharge of their Audit Committee duties.

4.9.2 Remuneration of Management Staff:

The Remuneration of Management Staff follows the principles and policy determined by the Board of Directors and the results of the Company's operations.

4.9.3 Remuneration in the year 2003:

- Remuneration in Cash

The members of the Board of Directors shall receive, in total, remuneration amounting to Baht 4,600,000 for the full discharge of their respective duties.

The three members of the Audit Committee shall receive, in total, remuneration amounting to Baht 1,000,000 for the full discharge of their respective duties.

The sixteen members of the Board of Management shall receive, in total, remuneration amounting to Baht 54,000,000 for the full discharge of their respective duties.

The Company shall contribute an amount equal to two percent (2%) of the salary of those members of the Board of Management and management staff of the Company who are members of the Registered Provident Fund.

- Other Remuneration of Directors:

- None -

4.10 The Directors Meetings

The Board of Directors schedules regular meetings every three months. The meeting agendas clearly state the matters for acknowledgement or approval. The Company serves the meeting notices including the agenda and attached documents to each Director at least five days in advance of the meeting so that they have enough time to review and study them. Normally, each meeting takes about 2 to 3 hours. Minutes of Meeting are prepared in writing and filed after inspection by the executives and Directors. All such documents are duly signed by the Directors and they are available for review by any interested persons.

In 2003, four Board of Directors' Meetings were held, at three monthly intervals. The quorum requirements for each meeting were fully met, provided that Mr. Boonmee Pisanuwongse, Mr. Pathai Chakornbundit and Mr. Yuthachai Charanachitta were present at only three meetings because they only came to office as Directors following the resolution of Shareholders Meeting No. 1/2546 dated 28th April 2003.

4.11 Subcommittee

The Board of Directors appointed a Subcommittee to assist with the corporate governance of the Company.

The three members of the Audit Committee were appointed for a three year term.

The Present members are:

1. Pol. Lt. Chatrachai Bunya-Ananta	Chairman (Independent Director)
2. Dr. Mingsarn Kaosa-ard	Director (Independent Director)
3. Dr. Krisorn Jittorntrum	Director (Independent Director)
and Manager of Internal Audit	Secretary of the Audit Committee

The Audit Committee has held four meetings during the year 2003. The Audit Committee has the authority to decide upon and oversee the operations for the following assignments:

1. Oversee the financial reports of the Company with regard to accuracy, sufficiency and reliability.
2. Oversee the internal control system of the Company to ensure it is appropriate, efficient and effective.
3. Consider, select and appoint the Independent Auditor of the Company.
4. Oversee the compliance with all applicable laws and statutory requirements by the Company.
5. Oversee the prevention of conflicts of interest.
6. Prepare an Audit Report for publication in the Annual Report of the Company.
7. Act on other matters as directed by the Board of Directors.

4.12 Internal Control and Internal Audit Systems

The Company has a set priority to structure the organization and to maintain a good environment as important factors in its internal control. In this regard, the Company has planned an organization structure with appropriate roles and functions. Clear regulations are provided in writing for transactions of finance, procurement and general administration to help the performance of all departments to be in line and in full compliance with the guidelines of the management sector. Additionally, the Company has also improved the working system by utilizing new software licensed from SAP for accurate, complete and reliable recordings along with expediting accounts closing and by providing Work Manuals to prepare for emerging business process changes.

The Company is a construction business that carries certain risks which may effect its operation, especially in major projects at both the local and international levels. The Company thus analyzes the nature of the risks, the potential effects thereof, and the prevention measures necessary to reduce such risks to appropriate level.

The Company regularly conducts comparisons between the output of works against the fixed targets based on data, information technology and reports obtained from the new working system that reflects the actual results in detail sufficient for the management decisions.

The Internal Audit Division has conducted audits on the operation and internal control of the work units and found certain non-conformances to be rectified. They have reported the same to the management and the Audit Committee. Consequently, such non-conformances have duly been rectified.

The Board of Directors of the Company and the Audit Committee have the opinion that the Company's internal control system is appropriate and adequate. They have not found any defects in the internal control system which may significantly effect the Company.

According to the Auditor, no defect has been found from the Internal Control System but he gives certain remarks as to the uncertainty of assets and liabilities as shown in the corporate Annual Report for the year 2003.

4.13 Board of Directors' Report

The Board of Directors is responsible for the financial statements and related information contained in the Annual Report of the Company and its Subsidiaries. The said financial statements are prepared in accordance with the general accounting standards applicable in Thailand, using proper accounting policies, normal practices, careful judgment and good estimating to provide reliable and sufficient information in the notes accompanying the financial statements.

Effective internal controls are maintained by the Board of Directors to reasonably ensure the accounting information presented is accurate, complete and sufficient for maintaining the Company's assets and identifying weakness to prevent corruption or unusual or inappropriate activity. For this purpose the Board of Directors has appointed an Audit Committee, consisting of independent directors without operational management responsibilities, that is responsible for the quality of the financial report and the internal control systems. The Audit Committee's Report is included within the Company's Annual Report.

The Board of Directors confirms that the Company's internal control systems have performed satisfactorily and are confident of the credibility of the financial statements of the Company and its Subsidiaries as at 31st December 2003.

4.14 Investor Relations

The Board of Directors has established and tasked Corporate Services with the responsibility for ensuring the timely release and publication to interested parties of correct, clear and complete information covering the Company's financial, important and general information which reflects the asset value and performance of the Company. Corporate Services provides information and activity news directly to investors, shareholders, market analysts, the media and relevant authorities as well as through the Company's website at www.italian-thai.co.th.

Parties requiring specific information can contact Corporate Services representatives on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@italian-thai.co.th.

In addition, during the 2003, the Company has organized two evaluation sessions at the Company's headquarters on its performance for the industry economic analyzers. Also, it has participated in the one-time program of "List Companies meet Investors" held by the Securities Exchange of Thailand, in which certain investors, industry analyzers and interested persons had the opportunity to enquire and obtain details of the Company's activities.

5) Human Resources

5.1 Total Number of Employees at 31st December 2003

= 15,858

5.2 Number of Employees by Major Category:

5.2.1 Categorized by job classification:

- Engineers	=	1,024
- Accountants	=	254
- Administrators	=	278

5.2.2 Categorized by the Company's business categories (11 categories):

1. Airports	=	3,884
2. Buildings	=	2,686
3. Dams and Tunnels	=	322
4. Highways, Expressways, Railways and Bridges	=	1,456
5. Industrial Plants	=	2,710
6. Mining	=	1,006
7. Pipelines and Utility Works	=	580
8. Ports, Jetties, River Protection, Dredging & Reclamation, Marine Works	=	1,402
9. Rapid Transit Systems	=	363
10. Steel Structures	=	596
11. Telecommunications	=	282
and Head Office	=	521

5.3 Employee Numbers in Previous Years:

- Total number of employees at 31st December 2001	=	16,078
- Total number of employees at 31st December 2002	=	15,696
- Total number of employees at 31st December 2003	=	15,858

5.4 The Major Labor Disputes during the Past Three Years

- None

5.5 Employee Skill Development Policy

Employee's skills are very important to the Company's performance, thus the Company provides training to develop the managerial skills of its young managers, to expand the skill base of existing management staff and to provide new technological skills, technical knowledge, safety, occupational health and working environment knowledge to project leaders, craftsmen, skilled and unskilled laborers. Employees are encouraged to attend seminars both within Thailand and abroad.

Because of the importance placed on training and skill development by the Company, the Training Division operates in Head Office and at every Project work site. At the Company's Wihan Daeng Industrial Centre (located in the Wihan Daeng district, Saraburi Province), the Company has established a permanent training centre providing technical and safety skill theory and practice to employees, together with a Ministry of Labor and Social Welfare certified Skill Test Centre.

Since 1998, the Company has conducted more than 1,500 training courses at a cost of more than 10 million Baht.

Experience of Board of Directors

1. **Dr. Chaijudh Karnasuta**
   Chairman
   - Italian-Thai Development Pcl. & Italthai Group

2. **Pol. Lt. Chatrachai Bunya-anata**
   Independent Director
   - Italian-Thai Development Pcl.
   - Italian-Thai Land Co., Ltd.
   - Boardmember, Dusit Thani Group
   - Audit Committee Member, MBK Property and Development Co., Ltd.
   - Italian-Thai International Co., Ltd.
   - Royal Orchid Sheraton Hotel
   - Hon Advisor, Dusit Thani College
   - Boardmember, General Prem Tinsulanonda Foundation
   - Chairman, Board of Gevernors, Bangkok Pattana School Foundation

3. **Mr. Premchai Karnasuta**
   President
   - Italian-Thai Development Pcl.

   Director
   - Italian-Thai Development Pcl.
   - Charoong Thai Wire & Cable Pcl.
   - Siam Machinery and Equipment Co., Ltd.
   - Chantaburi Farm Co., Ltd.
   - PT Thailindo Bara Pratama Co., Ltd.
   - Asian Steel Products Co., Ltd.
   - Bangkok Steel Wire Co., Ltd.
   - Khunka Faifathai Co., Ltd.
   - Palit Palangngan Co., Ltd.
   - Praram 9 Square Hotel Co.,Ltd.
   - C.P.K. International Co., Ltd.
   - Southern Industries (1996) Co., Ltd.
   - Siam Pacific Holding Co., Ltd.
   - Amari Hotel & Resort Co., Ltd.
   - Amari Orchid Lodge Co., Ltd.
   - Italthai Industrial Co., Ltd.
   - Italthai Engineering Co., Ltd.
   - Italian-Thai International Co., Ltd.
   - Italthai Real Estate Co., Ltd.
   - MCRP Construction Co., Ltd.
   - Nha Pralarn Crushing Plant Co.,Ltd.
   - Asian Steel Corporation Co., Ltd.
   - Myanmar ITD Co., Ltd.
   - ATO Asia Turn-out Co., Ltd.
   - Petchburi Entertainment Co., Ltd.
   - TLP Co-generation Co., Ltd.
   - Bangkok Mass Transit System Pcl.
   - Siam Fiber Optics Co., Ltd.
   - Metropolitan Water & Services Co., Ltd.
   - ITAC Joint Venture
   - Italian-Thai Montcocal TP Joint Venture
   - Thai Ando and Italian-Thai Joint Venture
   - TT&T Pcl.
   - Imperial Technology Management Services Pcl.
   - Chantaburi Country Club Co., Ltd.
   - Lao Soft Drink Co., Ltd.
   - Chaipinyo Co., Ltd.
   - Siam Concrete & Brick Products Co., Ltd.
   - Thai Maruken Co., Ltd.
   - Khunka Palang Thai Co., Ltd.
   - Mcquay (Thailand) Co.,Ltd.
   - Palangthai Kaona Co., Ltd.
   - Toyo-Thai Corporation Co., Ltd.
   - Thai Nippon Steel Engineering and Construction Co., Ltd.
   - Siam Sightseeing Co., Ltd.
   - Amari Coastal Bay Development Co., Ltd.
   - Amari Nipa Lodge Co., Ltd.
   - Italthai Holding Co., Ltd.
   - Italthai Marine Co., Ltd.
   - Italian-Thai Land Co., Ltd.
   - Italthai Trevi Co., Ltd.
   - E.G.V. Co., Ltd.
   - Thai Rent All Co., Ltd.
   - MCRP Holding Corporation Ltd.
   - Italian-Thai Gypsum Co., Ltd.
   - Pladaeng Co., Ltd.
   - Siam Lodge Co., Ltd.
   - Praram 9 Square Co., Ltd.
   - ITD-NSC Joint Venture
   - Bhaka Bhumi Development Co., Ltd.
   - Ando and Italian-Thai Joint Venture
   - Italian-Thai Scanska Lundby Joint Venture
   - ION Joint Venture

4. **Mrs. Nijaporn Charanachitta**

Chairman

- Amari Hotel & Resort Co., Ltd.
- Thai Barge Container Services Co., Ltd.
- Sankyu - Thai Co., Ltd.

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Italian-Thai Development Pcl.
- TT&T Pcl.
- Charoong Thai Wire & Cable Pcl.
- Lao Soft Drink Co., Ltd.
- Thai Maruken Co., Ltd.
- Thai Rent All Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- Italian-Thai International Co.,Ltd.
- Bangkok Steel Wire Co., Ltd.
- Praram 9 Square Hotel Co., Ltd.
- Italthai Holding Co., Ltd.
- Italthai Real Estate Co.,Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Southern Industries (1996) Co., Ltd.
- Kunka Faifathai Co., Ltd.
- Khunka Palangthai Co., Ltd.
- Palit Palanguan Co., ltd.
- Siam Sightseeing Co., Ltd.
- Chao Phraya Development Corporation Co., Ltd.
- Turnkey Construction Development Co., Ltd.
- PT Thailindo Bara Pratama Co., Ltd.
- Italian-Thai Montcocol TP Joint Venture
- The Oriental Hotel (Thailand) Pcl.
- Bangkok Mass Transit System Pcl.
- Pladaeng Co., Ltd.
- CPK International Co., Ltd.
- Siam Concrete & Brick Products Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Nha Pralan Crushing Plant Co., Ltd.
- Siam Machinery & Equipment Co., Ltd.
- Italian-Thai Land Co., Ltd.
- Italthai Trevi Co., Ltd.
- Italthai Marine Co., Ltd.
- Siam Pacific Holding Co., Ltd.
- ATO Asia Turn-out Co., Ltd.
- Chantaburi Farm Country Club Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- Palangthai Kaona Co., Ltd.
- Praram 9 Square Co., Ltd.
- Chantaburi Farm Co., Ltd.
- Myanmar ITD Co., Ltd.
- Pacific-Thai Electric Wire and Cable Co., Ltd.
- Italian-Thai Cogifer TF Joint Venture
- ITAC Joint Venture

5. **Dr. Mingsarn Kaosa-ard**

Independent Director

- Italian-Thai Development Pcl.
- Associate Professor, Faculty of Economics, Chiang Mai University
- Senior Advisor on Environment and Social Issues, Thailand Development Research Institute

6. **Dr. Krison Jittorntrum**

Independent Director

- Italian-Thai Development Pcl.
- Associate Professor, Faculty of Science, Chiangmai University, 1983 - present
- Director of Computer Service Center, Chiangmai University, 1987 - present

7. **Mr. Boonmee Pisanuwongse**

Director

- Italian-Thai Development Pcl.
- Bhaka Bhumi Development Co., Ltd.
- IDS Joint Venture
- ITD-NCC Joint Venture
- Thai Maruken Co., Ltd.
- I.C.C.T. Joint Venture
- IN Joint Venture
- NCR, ITD, CNT & AS Joint Venture

8. Mr. Pathai Chakornbundit

Director

- Italian-Thai Development Pcl.
- Myanmar ITD Co., Ltd.
- Pladaeng Co., Ltd.
- Toyo-Thai Corporation Co.,Ltd.
- Palit Palanguan Co., Ltd.
- Khunka Palang Thai Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- PT Thailindo Bara Pratama Co., Ltd.
- IOT Joint Venture
- Thai Ando and Italian-Thai Joint Venture
- Charoong Thai Wire & Cable Pcl.
- Thai Maruken Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Khunka Faifa Thai Co., Ltd.
- Palang Thai Kaona Co., Ltd.
- Thai Nippon Steel Engineering and Construction Co., Ltd.
- ITAC Joint Venture
- ITD-NSC Joint Venture

9. Mr. Yuthachai Charanachitta

Director

- Italian-Thai Development Pcl.
- Italthai Industrial Co., Ltd.
- Amari Orchid Lodge (Pattaya) Co., Ltd.
- Chao Phraya Development Corporation Co., Ltd.
- Sakdi Sin Prasit Co., Ltd.
- The Oriental Hotel (Thailand) Pcl.
- Italthai Engineering Co., Ltd.
- Muanjai Co., Ltd.
- Baankrating Co., Ltd.
- Riverside Auction House Co., Ltd.

Experience of Board of Management

1. **Mr. Premchai Karnasuta**

   President
   - Italian-Thai Development Pcl.

   Director
   - Italian-Thai Development Pcl.
   - TT&T Pcl.
   - Imperial Technology Management Services Pcl.
   - Chantaburi Country Club Co., Ltd.
   - Lao Soft Drink Co., Ltd.
   - Chaipinyo Co., Ltd.
   - Siam Concrete & Brick Products Co., Ltd.
   - Thai Maruken Co., Ltd.
   - Khunka Palang Thai Co., ltd.
   - Mcquay (Thailand) Co., Ltd.
   - Palangthai Kaona Co., Ltd.
   - Toyo-Thai Corporation Co., Ltd.
   - Thai Nippon Steel Engineering and Construction Co., Ltd.
   - Siam Sightseeing Co., Ltd.
   - Amari Coastal Bay Development Co., Ltd.
   - Amari Nipa Lodge Co., Ltd.
   - Italthai Holding Co., Ltd.
   - Italthai Marine Co., Ltd.
   - Italian-Thai Land Co., Ltd.
   - Italthai Trevi Co., Ltd.
   - E.G.V. Co., Ltd.
   - Thai Rent All Co., Ltd.
   - MCRP Holding Corporation Ltd.
   - Italian-Thai Gypsum Co., Ltd.
   - Petchburi Entertainment Co., Ltd.
   - TLP Co-generation Co., Ltd.
   - Siam Fiber Optics Co., Ltd.
   - Bhaka Bhumi Development Co., Ltd.
   - ITAC Joint Venture
   - Italian-Thai Montcocal TP Joint Venture
   - ION Joint Venture
   - ITD-NSC Joint Venture
   - Charoong Thai Wire & Cable Pcl.
   - Bangkok Mass Transit System Pcl.
   - Siam Machinery and Equipment Co., Ltd.
   - Chantaburi Farm Co., Ltd.
   - PT Thailindo Bara Pratama Co., Ltd.
   - Asian Steel Products Co., Ltd.
   - Bangkok Steel Wire Co., Ltd.
   - Khunka Faifathai Co., Ltd.
   - Palit Palangngan Co., Ltd.
   - Praram 9 Square Hotel Co., Ltd.
   - C.P.K. International Co., Ltd.
   - Southern Industries (1996) Co., Ltd.
   - Siam Pacific Holding Co., Ltd.
   - Amari Hotel & Resort Co., Ltd.
   - Amari Orchid Lodge Co., Ltd.
   - Italthai Industrial Co., Ltd.
   - Italthai Engineering Co., Ltd.
   - Italian-Thai International Co., Ltd.
   - Italthai Real Estate Co., Ltd.
   - MCRP Construction Co., Ltd.
   - Nha Pralarn Crushing Plant Co.,Ltd.
   - Asian Steel Corporation Co., Ltd.
   - Myanmar ITD Co., Ltd.
   - ATO Asia Turn-out Co., Ltd.
   - Siam Lodge Co., Ltd.
   - Praram 9 Square Co., Ltd.
   - Pladaeng Co., Ltd.
   - Metropolitan Water & Services Co., Ltd.
   - Italian-Thai Scanska Lundby Joint Venture
   - Ando and Italian-Thai Joint Venture
   - Thai Ando and Italian-Thai Joint Venture

2. **Mrs. Nijaporn Charanachitta**

Chairman

- Amari Hotel & Resort Co., Ltd.
- Thai Barge Container Services Co., Ltd.
- Sankyu - Thai Co., Ltd.

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Italian-Thai Development Pcl.
- TT&T Pcl.
- Bangkok Mass Transit System Pcl.
- Lao Soft Drink Co., Ltd.
- Thai Maruken Co., Ltd.
- Thai Rent All Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- Italian-Thai International Co., Ltd.
- Bangkok Steel Wire Co., Ltd.
- Praram 9 Square Hotel Co., Ltd.
- Italthai Holding Co., Ltd.
- Italthai Real Estate Co., Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Southern Industries (1996) Co., Ltd.
- Kunka Faifathai Co., Ltd.
- Khunka Palangthai Co., Ltd.
- Palit Palanguan Co., Ltd.
- Siam Sightseeing Co., Ltd.
- Chao Phraya Development Corporation Co., Ltd.
- Turnkey Construction Development Co., Ltd.
- Pacific-Thai Electric Wire and Cable Co., Ltd.
- Italian-Thai Montcocol TP Joint Venture
- The Oriental Hotel (Thailand) Pcl.
- Charoong Thai Wire & Cable Pcl.
- Pladaeng Co., Ltd.
- CPK International Co., Ltd.
- Siam Concrete & Brick Products, Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Nha Pralan Crushing Plant Co., Ltd.
- Siam Machinery & Equipment Co., Ltd.
- Italian-Thai Land Co., Ltd.
- Italthai Trevi Co., Ltd.
- Italthai Marine Co., Ltd.
- Siam Pacific Holding Co., Ltd.
- ATO Asia Turn-out Co., Ltd.
- Chantaburi Farm Country Club Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- Palangthai Kaona Co., Ltd.
- Praram 9 Square Co., Ltd.
- Chantaburi Farm Co., Ltd.
- Myanmar ITD Co., Ltd.
- PT Thailindo Bara Pratama Co., Ltd.
- Italian-Thai Cogifer TF Joint Venture
- ITAC Joint Venture

3. **Mr. Boonmee Pisanuwongse**

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Italian-Thai Development Pcl.
- Bhaka Bhumi Development Co., Ltd.
- IDS Joint Venture
- ITD-NCC Joint Venture
- Thai Maruken Co., Ltd.
- I.C.C.T. Joint Venture
- IN Joint Venture
- NCR, ITD, CNT & AS Joint Venture

4. **Mr. Pathai Chakornbundit**

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Italian-Thai Development Pcl.
- Myanmar ITD Co., Ltd.
- Pladaeng Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Palit Palanguan Co., Ltd.
- Khunka Palang Thai Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- PT Thailindo Bara Pratama Co., Ltd.
- ITD-NSC Joint Venture
- Thai Ando and Italian-Thai Joint Venture
- Charoong Thai Wire & Cable Pcl.
- Thai Maruken Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Khunka Faifa Thai Co., Ltd.
- Palang Thai Kaona Co., Ltd.
- Thai Nippon Steel Engineering and Construction Co., Ltd.
- IOT Joint Venture
- ITAC Joint Venture

5. **Mr. Tawatchai Suthiprapha**

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- Siam Steel Tower Co., Ltd.
- Sumitomo Italian-Thai Joint Venture
- ITO Joint Venture
- ATO Asia Turn-Out Co., Ltd.
- ION Joint Venture
- Italian-Thai Cogifer TF Joint Venture

6. **Mr. Wira Bunduwongse**

Senior Executive Vice President

- Italian-Thai Development Pcl.

Director

- PT Thailindo Bara Pratama Co., Ltd.

7. **Mr. Somchai Thamrongwang**

Senior Executive Vice President

- Italian-Thai Development Pcl.

8. **Mr. Kaiwan Pavarajarn**

Executive Vice President

- Italian-Thai Development Pcl.

9. **Mr. Tawee Changpetch**

Executive Vice President

- Italian-Thai Development Pcl.

10. **Mr. Anan Amarapala**
Vice President (Marine)
- Italian-Thai Development Pcl.

11. **Mr. Turdtam Pongpatana**
Vice President (Project)
- Italian-Thai Development Pcl.

12. **Mr. Thanin Bumrungsap**
Vice President (Project)
- Italian-Thai Development Pcl.

13. **Dr. Nattawuth Udayasen**
Vice President (Project)
- Italian-Thai Development Pcl.

14. **Mr. Sompop Pinijchai**
Vice President (Engineering Cost Analysis)
- Italian-Thai Development Pcl.

15. **Mr. Chatichai Chutima**
Vice President (Finance)
- Italian-Thai Development Pcl.

Director
- ITD SPV Co., Ltd.
- Siam Pacific Electric Wire and Cable Co., Ltd.

16. **Mrs. Pienghathai Pongsuwan**
Vice President (ITD Group of Company and Contract Administration)
- Italian-Thai Development Pcl.

NUMBER OF SHARES HELD BY ITD DIRECTORS AND DIRECTORS REMUNERATION

As 31st December 2003

Name	Company Name	Share Amount As at 31st December 2003	Change during the year	Remuneration Baht
1. Dr. Chaijudh Karnasuta	Italian-Thai Development Pcl.	1,244,150	-350,000	
Director				600,000
2. Pol. Lt. Chartachai Bunya-Ananta	Italian-Thai Development Pcl.	1,000	- 0 -	
Independent Director				500,000
Audit Committee Chairman				300,000
3. Mr. Premchai Karnasuta	Italian-Thai Development Pcl.	82,909,251	200,000	
Director				500,000
4. Mrs. Nijaporn Charanachitta	Italian-Thai Development Pcl.	46,704,534	4,418,000	
Director				500,000
5. Dr. Mingsarn Kaosa-ard	Italian-Thai Development Pcl.	1,100	- 0 -	
Independent Director				500,000
Audit Committee Member				300,000
6. Dr. Krisorn Jittorntrum	Italian-Thai Development Pcl.	- 0 -	- 0 -	
Independent Director				500,000
Audit Committee Member				300,000
** 7. Mr. Boonmee Pisanuwongse	Italian-Thai Development Pcl.	- 0 -	- 0 -	
Director				500,000
** 8. Mr. Pathai Chakornbundit	Italian-Thai Development Pcl.	6,000	- 0 -	
Director				500,000
** 9. Mr. Yuthachai Charanachitta	Italian-Thai Development Pcl.	3,390,000	- 0 -	
Director				500,000

** Appointed as a Director by the resolution of shareholders meeting No. 1/2546 dated 28th April 2003.

REPORT OF THE AUDIT COMMITTEE FOR THE YEAR 2003

The Audit Committee of Italian-Thai Development Public Company Limited was duly appointed by the resolution of the Company Board of Directors at their meeting on 26th March 2002. The three members of the Audit Committee were appointed for a 3-year term.

The present members are as follows:

1. Pol. Lt. Chartachai Bunya-Ananta	Audit Committee Chairman
2. Dr. Mingsarn Kaosa-ard	Audit Committee Member
3. Dr. Krisorn Jittorntrum	Audit Committee Member

Mr. Withit Ouaysinprasert serves as the secretary of the Audit Committee.

The Committee has performed its duties and responsibilities in accordance with the directions of the Board of Directors and in conformity of the requirements of the Stock Exchange of Thailand. The principal activities undertaken by the Audit Committee in the year 2003 were as follows:

- Review and approval of the 2003 Annual Audit Plan prepared by the Company's Internal Audit Division.
- Verification of the audit operation and review of the audit reports prepared by the Internal Audit Division
- Acknowledge the progress report on the remedial action of non-conformances in the performance of each work unit and making additional suggestions to enhance the suitability and prudence
- Evaluation of the Company's internal control system to ensure that the same are appropriate, adequate and effective.
- Review of the major construction projects, both domestic and overseas, especially with regard to risk management.
- Review and acknowledge the progress of the Back Office System improvement utilizing new software licensed from SAP for reliable, accurate and complete recording as well as expediting the accounts closing.
- Review of the Quarterly Financial Statements and Annual Financial Statements for the year 2003, including the report of Certified Public Accountant of the Company that gives certain remarks on the Company's financial statements, as well as an analysis of the Company's performance and comparative financial status of the Company.
- Review of the listed Company concerning connected transactions to bring about transparency, eliminate the conflicts of interest and to properly and completely disclose the relevant information.
- Selection and recommendation of the certified public accountant to be appointed by the approval in the Company shareholders meeting.

In 2003, the Audit Committee held 4 meetings. They also regularly reported on the business direction activities to the Company's Board of Directors.

(Pol. Lt. Chartachai Bunya-Ananta)
Chairman of the Audit Committee
Dated 2nd March 2004

The construction industry was extremely competitive during the year as the number of new mega-projects being undertaken by the government and the private sector significantly decreased while the number of construction companies remained high. Competition for available new projects is thus very high and as a direct consequence target profit margins have had to be lowered.

The Company has thus revised its marketing strategy policy to meet these competitive challenges as follows:

1. Government Projects

Government's projects, especially new mega-projects, such as the Suvarnabhumi Project (New Bangkok) International Airport, which is divided into several contracts, all have a high value. In order to win these competitive bids, the Company, as well as emphasizing its technical and operational expertise, had to trim costs and margins to ensure bids were winningly competitive. This approach has proved successful and is ensuring the Company maintains a sufficient workload for the future.

2. Competition Strategy

A "lowest tendered price" strategy is the primary focus, while maintaining Company's enviable reputation for high standards of quality and timely completion.

3. Current Projects

Management supervision of current projects aims to reduce the operation cost by adjusting policies to control the expenses and to administer the projects more strictly. Where possible, project completions will be expedited to reduce fixed time related project overheads and to improve cash flow by the handing projects over to clients earlier, all without reduction of work quality standard.

4. International Projects

Within neighboring countries and the Asian region generally, internationally tendered projects with funding provided by reliable international funding institutions, such as the Asian Development Bank and the Japanese Bank of International, are being actively pursued. Most international mega-projects targeted by the Company require prequalification against very stringent criteria, which the Company generally meets, thus opening significant opportunities for the Company in regional international construction markets. These efforts during 2003 have been successful with new contracts being committed in India, Maldives, Laos, Philippines and Taiwan.

The Advantages of the Company

1. Italian-Thai Development Public Company Limited is well known in the construction industry, having more than 45 years experience in Thailand and aboard. The Company has outstanding performances both in the Government and private sectors.

2. The Company has extensive technical and management expertise encompassed in its experienced management team, engineering teams and labor, together with a large fleet of specialist construction plant and equipment.

3. The Company has many subsidiaries and associated companies directly supporting all kinds of construction activities including a steel reinforcing bar manufacturer, a spiral welded pipe manufacturing factory, a concrete pre-cast pile and concrete products manufacturer and a construction machinery rental company.

4. The Company distinguishes itself by always delivering projects to its clients on time, with many delivered ahead of schedule, some several months ahead.

Competitive Situation and Competitors

An intensely competitive environment exists in the Thai construction industry as can be seen from the more than 570 construction companies registered with the Thai Contractors Association (TCA). This includes the companies owned solely by Thai nationals, companies owned solely by foreigners, along with the companies owned jointly by Thai nationals and foreigners and companies created as joint ventures between Thai and Foreign companies. A significant variable that helps construction companies survive this competitive environment is the supply of the raw materials used in construction works. Variation of raw material prices directly affects the construction industry because the raw material costs constitute about 30% of construction project budgets. Thus, construction companies having subsidiaries whose business is the production and/or supply of construction materials have the adventage in their construction business activities when there is shortage of raw materials within the market or the price of the materials fluctuates. Other factors helping the Company survive are the availability of competent and capable sub-contractors who regularly work for the Company, the ready availability of skilled and experienced construction labor and the availability of technological expertise from business allies.

Within the construction business, the construction companies can be grouped according to their respective levels expertise, technical knowledge and resource availability. Italian-Thai Development Public Company Limited is classified among the group having the highest levels of these characteristics. In Thailand, this classification includes both Thai and foreign construction companies.

Customer Characteristics and Relationships

The major customers of the Company are divided into 2 groups: the Government and/or State Enterprises sector and the private sector. The Company maintains a good relationship with all its customers and uses these relationships to expand its customer base. Because of the present and short term future outlook for the economic situation, the majority of customers are now from the Thai and international Government State Enterprises sector. For the private sector there has been some improvement in the low/medium rise housing market and the small industry market, but this has not been reflected in the mega-project sector of private investment targeted by the Company. Thus the Company has to wait for an upturn in private sector economic activity that absorbs current excess production capacity and creates a demand for new production capacity.

Looking at the overall picture, the market apportionment between the Thai Government and private sector is variable, because the customer demands change significantly with the economic health of Thailand. The Company's operations are not solely dependent on the Thai government or the private sector, but depend on the construction market's demand any given period of time.

The Company's very good relationships with its customers is augmented with a policy encouraging equity participation in the projects that will, in future, provide the Company significant investment returns.

Price Policy

In calculating tender prices for submission to Clients, or negotiating final contract prices, the Company considers the prime variables of material, labor and construction cost, along with the lesser costs including project funding, insurance, bonds. Assessments are also made of the risks of changes in input costs over the period of the contract, foreign currency exchange movements, payment delays, and any other special risks pertaining to specific projects and appropriate monetary provisions are made in the tender/contract prices offered.

1. Risk Dependence on Major Clients

Presently, the Company's major customers are the Thai Government and its state owned-enterprises, like the Department of Highways, State Railway of Thailand, Port Authority of Thailand, Mass Rapid Transit Authority and New Bangkok International Airport Co., Ltd. While the present outlook is for increased Government expenditure on capital infrastructure projects, any significant budgetary reductions by the Thai Government could impact significantly the future operations and revenues of the Company, and other construction companies in Thailand, directly from a reduction in the number of new project commencements.

The Company has a high probability of acquiring new projects because of its good relationships with its major customers, especially within the Government sector, and its commanding market share among listed construction companies. Besides the good quality of work, the Company provides the readiness of its own construction equipment and plant and the availability of a large team of employed specialist professional construction engineers that underpins the Company's ability to win the bids.

A significant proportion of the Company's 2003 revenue was derived from "repeat" business, ie new works for old clients, rather than being new works for new clients. To off-set this previous client dependency risk the Company is pursuing new clients, particularly in the international market.

2. Intense Competition Risk

In case of expenditure budget reductions by Thai Government and any general slow down in the construction industry, competition within the industry may increase significantly. Consequently, in order to win bids and survive in the industry, many construction companies may reduce their prices by significantly reducing target profit margins. Additionally, uncertainty in costs of material (with steel products presently showing a high rate of cost increase), labor and financing is increasing the risk of cost overruns and hence further reductions in profit, even though some of the Company's customers provide partial relief from cost escalation.

The Company's tight management control and close monitoring of all operations and material costs is mitigating the impacts of these risks.

3. Project Owner Delayed Payment Risk

Most customers (92%) of the Company's projects at year-end were for the Government and the remaining were for State Enterprises and the private sector. The Company believes it will receive all contract payments due from construction projects, even though there may be some payment delays. Most long-term Trade Accounts Receivable are in the private sector. The Company has negotiated with long-term Trade Account Receivables with the objective of agreeing accelerating repayments of outstanding amounts, on an installment basis when necessary. Where such agreements have not been achieved the Company allowed for a 100% write-off of these doubtful debts.

4. Late Completion and Inadequate Quality Risks

Virtually all projects undertaken by the Company include provisions for liquidated and/or general damages in the event of unjustified delay to the completion of the works. Liquidated damages are typically levied against the contractor at the rate of 0.1% of contract value per day for each day of unjustified delay to the completion of the works, with a maximum liability of 10% of contract value.

Works that do not meet the contractual requirements for quality or are not in accordance with the specifications result in a need for rework or replacement so as the meet contractual obligations. This has the damaging effect of increasing construction cost, thereby reducing profit, and may also result in work completion delays and/or the need to accelerate the works, again with consequential cost impacts.

The Company mitigates these risks by utilization of skilled professional construction managers and engineers supported by appropriately skilled tradesmen and workers utilizing plant and equipment maintained in optimal operating condition. Modern effective management methods are applied to all projects and Company operations by working to internationally recognized standards, including the application of and certification to, when appropriate, ISO 9001 and ISO 9002 for quality systems and ISO 14001 for environmental management for major projects.

5. Stringent Credit Policy of Local Banking and Financial Institutions Risk

One of the important factors when implementing construction work is the availability of credit facilities supported by banks and financial institutions. If these institutions are unable to provide adequate project financing, advance payment and performance bonds to service market demands it would seriously impact the activities of construction contractors in terms of financial liquidity and the issuance of bonds required in support of construction contracts.

6. Currency Exchange Rate Fluctuation Risk

Currently, the Company has many overseas projects on hand, representing about 15% of the Company's revenues. The Company will be paid in foreign currencies for these contracts and will be obliged to pay for some services and construction material, especially on imported components, in foreign currencies. These revenues and expenses are significantly affected by foreign currency exchange rate fluctuation.

To mitigate the risk of foreign currency exchange fluctuation, the Company is maximizing the use of revenues paid in foreign currencies to pay for construction materials and the other costs that have to be paid in foreign currencies. In additional, to mitigate currency fluctuations, the Company has signed a contract to be able to buy or exchange foreign currencies.

7. International Economy and Political Stability Risks

The Company has expanded its construction and investment activities into neighboring countries in Asia, including Bangladesh, Cambodia, India, Indonesia, Laos, Maldives, Myanmar, Philippines and Taiwan. Thus, fluctuations in the economies and politics of these countries will affect to the Company's operation, investment and returns from these foreign markets.

The Company has a policy to bid for international projects that are sponsored/funded by well-known and reliable funding institutions. For example, the Japanese Bank of International Cooperation (JBIC) and the Asian Development Bank (ADB).

8. Loan to the ITD Special Purpose Vehicle Company Limited Risk

The Company's Business Reorganization Plan provides for debts valued at Baht 3,604 million, representing the Company's debt, together with certain non-core business assets, be transferred to the ITD Special Purpose Vehicle Company Limited ("SPV"). SPV is to sell the said business assets and use the proceeds therefrom for repayments to its creditors. The Company is committed to provide loans to the SPV for the repayment of the debt balance remaining after disposal of all of the above assets. The Company has unrecognized gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

This arrangement, as specified in the Plan, is based on a concept that debt worth Baht 3,604 million transferred to the SPV is the Company's debt. In the case where the SPV is unable to pay the debt in full, the Company is, therefor, obligated to pay the remaining amount to the creditors through the SPV in the form of a loan. The loan provided by the Company to the SPV, in fact, represents payment to be made to the Company's existing creditors. However, in terms of accounting, the Company will record the transaction as a loan to the SPV. If the foregoing event takes place, the SPV will not be able to repay the loan to the Company, in which case, the Company will immediately write off such loan in full as bad debt (As of 31st December 2003 the outstanding balance of loans amounted to Baht 2,707 million).

9. High Volume of Accounts Receivable with Affiliates Risk

The Company has many account receivable incurred as connected transactions outstanding for more than 12 months. Most of these accounts receivable resulted from the Company's sale of machinery and equipment to MCRP Construction Co., Ltd. in the Philippines. Due to the economic downturn the Philippines, along with the Company's anticipation that construction projects in that country would not be feasible, the Company allowed for a 100% write-off of these doubtful debts for this account receivable.

Italian-Thai Development Public Company Limited, Subsidary Companies & Associated Company

Sales Structure	2003		2002		2001	
	(Baht) Million	%	(Baht) Million	%	(Baht) Million	%
1. Airports	**6,261.88**	**27.74**	3,596.03	15.18	*	
2. Buildings	**1,631.75**	**7.23**	597.86	2.52	897.65	4.55
3. Dams and Tunnels	**6.41**	**0.03**	0.60	0.00	-	-
4. Highways, Expressways, Railways and Bridges	**5,134.23**	**22.75**	9,403.51	39.70	10,395.55	52.70
5. Industrial Plants	**255.69**	**1.13**	18.64	0.08	1,327.98	6.73
6. Mining	**2,428.10**	**10.76**	1,718.67	7.26	595.73	3.02
7. Pipelines and Utility Works	**10.47**	**0.05**	20.04	0.08	1,408.73	7.14
8. Ports, Jetties, River Protection, Dredging & Reclamation, Marine Works	**510.42**	**2.26**	616.38	2.60	2,362.65	11.98
9. Rapid Transit Systems	**455.64**	**2.02**	1,738.28	7.34	**	
10. Steel Structures	**1,237.75**	**5.48**	241.60	1.02	61.64	0.31
11. Telecommunications	**494.22**	**2.19**	1,175.43	4.96	644.88	3.27
12. Miscellaneous	**3,392.61**	**15.03**	4,052.81	17.11	437.07	2.22
13. Others	**750.47**	**3.33**	507.08	2.14	1,593.99	8.08
Total Sales	**22,569.64**	**100.00**	23,686.93	100.00	19,725.87	100.00
Sale Growth (Decline)	**(4.72%)**		9.07%		28.98%	
Related party transactions from construction and related party transactions from misc	**3,715.84**		1,975.67		***	
Others	**523.66**		280.90		***	
Total net after provisions	**18,330.14**		21,430.36			
Growth (Decline)	**(14.47%)**		8.64%			

Remark : * For the year 2001, the revenue of work in item no. 1 was combined in item 8.

** For the year 2001, the revenue of work in item no. 9 was combined in item 4.

*** For the year 2001, the Company did not show information as classified above.

Subsidary Companies & Associated Companies

Line of Construction and Public Utilities Work including Supported Line of Construction Work

Company Name (Unit : Thousand Baht)	% of Holding	2003		2002		2001	
		Sales	**%**	Sales	%	Sales	%
Subsidiary Companies							
1. Italian-Thai International Co., Ltd.	99.99	**56,043**	**0.52**	116,169	1.36	74,622	1.13
2. Myanmar ITD Co., Ltd.	99.99	**23**	**0.00**	264	0.00	735	0.01
3. PT Thailindo Bara Pratama Co., Ltd.	99.99	**332,799**	**3.07**	147,204	1.73	-	-
4. Nha Pralan Crushing Plant Co., Ltd.	99.91	**39,576**	**0.37**	39,030	0.46	59,432	0.90
5. Siam Concrete & Brick Products Co., Ltd.	99.70	**125,704**	**1.16**	66,329	0.78	76,167	1.15
6. Italthai-Trevi Co., Ltd.	80.45	**200,769**	**1.85**	143,417	1.68	111,957	1.70
7. Asian Steel Product Co., Ltd.	69.90	**128,461**	**1.19**	202,712	2.38	183,228	2.78
8. Italian-Thai Cogifer TF Joint Venture	65.00	**530,064**	**4.89**	1,256,259	14.72	847,641	12.85
9. ITD NSC Joint Venture	62.70	**93,364**	**0.86**	-	-	-	-
10. Khunka Faifathai Co., Ltd.	61.54	**-**	**-**	1,828	0.02	5,124	0.07
11. ITAC Joint Venture	60.00	**279,395**	**2.58**	623,283	7.31	640,023	9.70

Company Name	% of	2003		2002		2001	
(Unit : Thousand Baht)	Holding	Sales	%	Sales	%	Sales	%
12. Italian-Thai Skanska Lundby Joint Venture	60.00	**15,865**	**0.15**	232,557	2.73	260,459	3.95
13. Joint Venture Italian-Thai - Evergree	55.00	**205,089**	**1.89**	-	-	-	-
14. Sumitomo - Italian-Thai Joint Venture	51.00	**193,873**	**1.79**	590,530	6.92	413,122	6.26
15. ITD NCC Joint Venture	51.00	**232,040**	**2.14**	1098	0.01	-	-
16. IN Joint Venture	51.00	**6,411**	**0.06**	-	-	-	-
17. Thai Maruken Co., Ltd.	50.96	**377,247**	**3.48**	319,346	3.74	333,972	5.06
Associated Companies							
18. Italian-Thai Gypsum Co., Ltd.	50.00	-	-	-	-	-	-
19. The Joint Venture of Italian-Thai Development and Montcocol TP	50.00	-	-	17,992	0.21	-	-
20. ATO Asia Turnouts Co., Ltd.	49.00	**91,204**	**0.84**	244,039	2.86	316,662	4.80
21. Siam Pacific Holding Co., Ltd.	46.69	-	-	-	-	-	-
22. Ando & Italian-Thai Joint Venture	45.00	-	-	2	0.00	7	0.00
23. Thai Ando & Italian-Thai Joint Venture	·45.00	-	-	-	-	-	-
24. ITO Joint Venture	40.00	**4,011,843**	**37.02**	1,883,758	22.08	-	-
25. Shimizu - ITD Joint Venture	40.00	**3,434**	**0.03**	1,298	0.02	-	-
26. IOT Joint Venture	40.00	**274,858**	**2.54**	-	-	-	-
27. ION Joint Venture	39.00	**455,644**	**4.20**	1,738,285	20.37	2,150,087	32.59
28. IDS JOint Venture	35.00	**88,596**	**0.82**	2158	-	-	-
29. Thai Rent All Co., Ltd.	30.00	**47,457**	**0.00**	54,283	0.64	53,311	0.68
30. Asia Steel Corporation	30.00	-	-	-	-	183,228	2.78
31. Anamarine Construction SDN.BHD	25.00	-	-	-	-	-	-
32. I.C.C.T Joint Venture	25.00	**37**	**0.00**	19,683	0.23	17,305	0.26
33. NCR, ITD, CNT & AS Joint Venture	25.00	**388,557**	**3.59**	118,926	1.39	-	-
34. Joint Venture Evergreen - Italian-Thai - PEWC	25.00	**1,568,941**	**14.48**	-	-	-	-
35. MCRP Construction Corporation Co., Ltd.	24.00	**56,248**	**0.52**	3,290	0.04	214,229	3.25
36. MCRP Holding Corporation Co., Ltd.	24.00	-	-	-	-	-	-
37. Bangkok Steel Wire Co., Ltd.	22.16	**928,829**	**8.57**	674,560	7.91	478,659	7.25

Investment in Other Lines (Development Real Estate and Consumer Products)

Company Name	% of	2003		2002		2001	
(Unit : Thousand Baht)	Holding	Sales	%	Sales	%	Sales	%
Subsidiary Companies							
1. Bhaka Bhumi Development Co., Ltd.	99.99	**2,012**	**0.02**	-	-	-	-
Associated Companies							
2. Praram 9 Square Hotel Co., Ltd.	50.00	-	-	8	0.00	11	0.00
3. Mcquay (Thailand) Co., Ltd.	49.00	-	-	26,657	0.31	-	-
4. Chantaburi Farm Co., Ltd.	35.72	**3,277**	**0.03**	3,011	0.04	175,589	2.66
5. Khunka Palangthai Thai Co., Ltd.	22.23	**99,092**	**0.91**	2,199	0.03	444	0.01
6. Palangthai Kaona Co., Ltd.	21.54	-	-	-	-	-	-
7. Imperial Technology Management Services Pcl.	21.54	-	-	-	-	-	-
8. Praram 9 Square Co., Ltd.	20.00	**71**	**0.00**	1,619	0.02	2,233	0.03
		10,836,823	**100.00**	8,531,794	100.00	6,598,247	100.00

As at 31st December 2003

ITD investment in related companies in excess of 10%

Line of Construction and Public Utilities Work including Supported Line of Construction Work

Company Name (Unit : Thousand Baht)	Head Office	Nature of Business	Paid up Capital		% of Holding
			Amount	%	
Subsidiary Companies					
1. Italian-Thai International Co., Ltd.	Bangkok	Holding Company	400,000	80	99.99
2. Myanmar ITD Co., Ltd.	Myanmar	Service Agent for ITD	1,483	100	99.99
3. PT Thailindo Bara Pratama Co., Ltd.	Bangkok	Coal Digestion	23,875 (Million IDR)	100	99.99
4. Nha Pralan Crushing Plant Co., Ltd.	Saraburi	Rock Quarrying, Processing and Distribution	1,000	100	99.91
5. Siam Concrete & Brick Products Co., Ltd.	Patumtani	Manufacturing and Distribution of Concrete Products	84,000	100	99.70
6. Italthai-Trevi Co., Ltd.	Bangkok	Foundation and Piling Work Services	35,000	100	75.00
7. Asian Steel Product Co., Ltd.	Rayong	Manufacturing and Distribution of Steel Pipe	20,000	50	69.90
8. Italian-Thai Cogifer TF Joint Venture	Bangkok	Track Doubling Contractor	-	-	65.00
9. ITD NSC Joint Venture	Bangkok	Construction Contractor	-	-	62.70
10. Khunka Faifathai Co., Ltd.	Bangkok	Not yet operational	1,000	100	61.54
11. ITAC Joint Venture	Bangkok	Design , Installation and Laying of Telephone Lines	-	-	60.00
12. Italian-Thai Skanska Lundby Joint Venture	Bangkok	Design and Construction of Tunnels and Underground Power Line	-	-	60.00
13. Joint Venture Italian-Thai - Evergreen	Bangkok	Design and Construction of a Bridge	-	-	55.00
14. Sumitomo - Italian-Thai Joint Venture	Bangkok	Construction of Underground Electrical Train Station	-	-	51.00
15. ITD NCC Joint Venture	Bangkok	Construction of Electrical Work on Terminal Building	-	-	51.00
16. IN Joint Venture	Bangkok	Construction of Water Drainage Tunnel	-	-	51.00
17. Thai Maruken Co., Ltd.	Bangkok	Leasing and Sales for Sheet Pile & Beam	20,000	100	50.96
Associated Companies					
18. Italian-Thai Gypsum Co., Ltd.	Bangkok	Construction in Saudi Arabia	10,500	25	50.00
19. The Joint Venture of Italian-Thai Development and Montcocol TP	Bangkok	Railway Work at Khlong 19 - Kaeng Khoi, Siracha -Laem Chabang	-	-	50.00
20. ATO Asia Turnouts Co., Ltd.	Bangkok	Production and Distribution Turnouts for Railway Projects	5,000	100	49.00
21. Siam Pacific Holding Co., Ltd.	Bangkok	Holding Company	234,500	100	46.69
22. Ando and Italian-Thai Joint Venture	Bangkok	Construction of Semiconductor Plant	-	-	45.00
23. Thai Ando and Italian-Thai Joint Venture	Bangkok	Construction of Semiconductor Plant	-	-	45.00
24. ITO Joint Venture	Bangkok	Contractor for Construction of Concourse and Terminal Building of NBIA	-	-	40.00
25. Shimizu - ITD Joint Venture	Bangladesh	Contractor for Construction of a Bridge	-	-	40.00
26. IOT Joint Venture	Bangkok	Airfield Pavement Construction	-	-	40.00
27. ION Joint Venture	Bangkok	Contractor for Construction of Subway Project	-	-	39.00

Company Name (Unit : Thousand Baht)	Head Office	Nature of Business	Paid up Capital Amount	%	% of Holding
28. IDS JOint Venture	Bangkok	Contractor for Construction of Electrical Work on Terminal Building of NBIA	-	-	35.00
29. Thai Rent All Co., Ltd.	Bangkok	Equipment Rental	25,000	100	30.00
30. Asia Steel Corporation	Philippine	Manufacturing and Import-Export for Steel	-	-	30.00
31. Anamarine Construction SDN.BHD	Malaysia	Construction Contractor	65 (Thounsand RM)	25	25.00
32. I.C.C.T Joint Venture	Bangkok	Construction for Ground Improvement for Airside Pavement of NBIA	-	-	25.00
33. NCR, ITD, CNT & AS Joint Venture	Bangkok	Design and Construction of Water Treatment System	-	-	25.00
34. Joint Venture Evergreen - Italian - Thai - PEWC	Taiwan	Construction Services in Taiwan	-	-	25.00
35. MCRP Construction Corporation Co., Ltd.	Philippine	Construction Contractor in the Philippines	25,000,000 (Peso)	25	24.00
36. MCRP Holding Corporation Co., Ltd.	Philippine	Holding Company	5,000,000 (Peso)	100	24.00
37. Bangkok Steel Wire Co., Ltd.	Bangkok	Production and Distribution of PC Wire and PC Strand	313,000	100	22.16

Investment in Other Lines (Development Real Estate and Consumer Products)

Company Name (Unit : Thousand Baht)	Head Office	Nature of Business	Paid up Capital Amount	%	% of Holding
Subsidiary Companies					
1. Bhaka Bhumi Development Co., Ltd.	Bangkok	Construction Contractor and Development of Real Estate	5,075	25	99.99
Associated Companies					
2. Praram 9 Square Hotel Co., Ltd.	Bangkok	Hotel Business	10,000	100	50.00
3. Mcquay (Thailand) Co., Ltd.	Bangkok	Manufacturer and Distributor of Air Conditioning Units	20,000	100	49.00
4. Chantaburi Farm Co., Ltd.	Bangkok	Development of Real Estate	100,000	100	35.72
5. Khunka Palangthai Thai Co., Ltd.	Bangkok	Not yet operational	1,000	100	21.54
6. Palangthai Kaona Co., Ltd.	Bangkok	Not yet operational	1,000	100	21.54
7. Imperial Technology Management Services Pcl.	Bangkok	Initation & Establishment of A.U.S.T.	787,350	100	22.23
8. Praram 9 Square Co., Ltd.	Bangkok	Developer of Shopping Center & Commercial etc.	750,000	75	20.00

During the past year, the Company and its subsidary companies had business transactions with persons who may have had a conflict of interest. The following table summarizes the essential reasons for the related party transaction.

Name	Relationship	Characteristic and Value of Transaction
1. C.P.K. Plantation Co., Ltd.	9.62% of total shares held by 5 directors of the company and of C.P.K. Plantation Co., Ltd., being: 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mrs. Nijaporn Charanachitta 4. Mr. Boonmee Pisanuwongse 5. Mr. Yuthachai Charanachitta And the Company directors who are also directors of C.P.K. Plantation Co., Ltd. being: 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mrs. Nijaporn Charanachitta	C.P.K. Plantation Co., Ltd. hired the Company to transport material and equipment for a fee of Baht 1.29 million during 2003. As at 31st December 2003, the Company remains the creditor of C.P.K. Plantation Co., Ltd. in the amount of Baht 0.49 million.
2. C.P.K. International Co., Ltd.	8.29% of total shares held by 3 Directors of the Company and of C.P. K. International Co., Ltd. being: 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mr. Yuthachai Charanachitta And the Company directors who are also directors of C.P.K. International Co., Ltd. being: 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mrs. Nijaporn Charanachitta	C.P.K. International Co., Ltd. hired the Company to transport materials for a fee of Baht 6.87 million during 2003. As at 31st December 2003, the Company remains the creditor of C.P.K. International Co., Ltd. in the amount of Baht 1.37 million.
3. Siam Machinery and Equipment Co., Ltd.	25.16% of total shares held by 3 Directors of the Company and of Siam Machinery and Equipment Co., Ltd. being: 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mrs. Nijaporn Charanachitta	The Company hired Siam Machinery and Equipment Co., Ltd. to cast steel for a fee of Baht 0.24 million during 2003. As at 31st December 2003, Siam Machinery and Equipment Co., Ltd. remains in credit to the Company in the amount of Baht 8,881.

Name	Relationship	Characteristic and Value of Transaction
4. Siam Steel Syndicate Co., Ltd.	9.08% of total shares held by 5 Directors of the Company and of Siam Steel Syndicate Co., Ltd. being: 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mrs. Nijaporn Charanachitta 4. Dr. Mingsarn Kaosa-ard 5. Mr. Yuthachai Charanachitta And the Company directors who are also directors of Siam Steel Syndicated Co., Ltd. being 1. Dr. Chaijudh Karnasuta	The Company received building rent and service fees from Siam Steel Syndicate Co., Ltd. in the amount of Baht 35.45 million during 2003. As at 31st December 2003, the Company remains the creditor of Siam Steel Syndicates Co., Ltd. in the amount of Baht 6.62 million. The Company purchased steel bar from Siam Steel Syndicate Co., Ltd. for the price of Baht 161.81 million in 2003. As at 31st December 2003, Siam Steel Syndicate Co., Ltd. remains the creditor of the Company in the amount of Baht 62.66 million.
5. Champ Thai Co., Ltd.	0.006% of total shares held by 3 Directors of the Company and of Champ Thai Co., Ltd. being: 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mrs. Nijaporn Charanachitta And the Company directors who are also directors of Champ Thai Co., Ltd. being: 1. Dr. Chaijudh Karnasuta	Champ Thai Co., Ltd. hired the Company to provide services for a fee of Baht 6,190 during 2003.
6. Italthai Marine Co., Ltd.	58.11% of total shares held by 4 Directors of the Company and of Italthai Marine Co., Ltd. being: 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mrs. Nijaporn Charanachitta 4. Mr. Yuthachai Charanachitta And the Company directors who are also directors of Italthai Marine Co., Ltd. being: 1. Mr. Premchai Karnasuta 2. Mrs. Nijaporn Charanachitta 3. Mr. Pathai Chakornbundit	The Company provided Italthai Marine Co., Ltd. with Finance and Account Services and the loan of equipment valued at Baht 3.86 million during 2003. As at 31st December 2003, the Company remains the creditor of Italthai Marine Co., Ltd. in the amount of Baht 19.22 million and payment for advanced work valued at Baht 9.86 million. Italthai Marine Co., Ltd. repaired vessels for the Company to the value of Baht 41.60 million during 2003. As at 31st December 2002, Italthai Marine Co., Ltd. remains the creditor of the Company in the amount of Baht 0.37 million.
7. The Oriental Hotel (Thailand) Pcl.	17.92% of total shares held by 4 Directors of the Company and of The Oriental Hotel (Thailand) Pcl. being: 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mrs. Nijaporn Charanachitta 4. Mr. Yuthachai Charanachitta	The Oriental Hotel (Thailand) Pcl. hired the Company for a fee of Baht 156.51 million during 2003. As at 31st December 2003, the Company remains the creditor of The Oriental Hotel (Thailand) Pcl. in the amount of Baht 8.13 million.

Name	Relationship	Characteristic and Value of Transaction
8. Bangkok Mass Transit System Pcl.	2 Directors of the Company have shares in Bangkok Mass Transit System Pcl. 1. Dr. Chaijudh Karnasuta 2. Mrs. Nijaporn Charanachitta	As at 31st December 2003 the Company remains the creditor of Bangkok Mass Transit in the amount of Baht 97.63 million for outstanding loans and interest.
9. Italian-Thai Land Co., Ltd.	0.004% of total shares held by 4 Directors of the Company and of Italian-Thai Land Co., Ltd. being : 1. Mr. Premchai Karnasuta 2. Mrs. Nijaporn Charanachitta 3. Mr. Pathai Chakornbundit 4. Mr. Boonmee Pisanuwongse And the Company directors who are also directors of Italian-Thai Land Co., Ltd. being: 1. Dr. Chaijudh Karnasuta 2. Pol. Lt. Chartachai Bunya-Ananta 3. Mr. Premchai Karnasuta 4. Mrs. Nijaporn Charanachitta	As at 31st December 2003 the Company remains the creditor of Italian-Thai Land Co., Ltd. in the amount of Baht 554 million (comprising outstanding loans since 1994 of 329 million plus interest of Baht 224 million). In addition, the Company remains the creditor of this company in the amount of baht 8.20 million. Both such seems are set as bad debts since 2002.
10. Italthai Industrial Co., Ltd.	7.18% of total shares held by 4 Directors of the Company and of Italthai Industrial Co., Ltd. being : 1. Dr. Chaijudh Karnasuta 2. Mr. Premchai Karnasuta 3. Mrs. Nijaporn Charanachitta 4. Mr. Yuthachai Charanachitta And the Company directors who are also directors of Italthai Industrial Co., Ltd. being: 1. Mr. Premchai Karnasuta 2. Mrs. Nijaporn Charanachitta 3. Mr. Yuthachai Charanachitta	The Company received building rent and service fees from Italthai Industrial Co., Ltd. in the amount of Baht 12,812.18 during 2003. The Company purchased and rented equipment from Italthai Industrial Co., Ltd. and paid for the other service fees for the price of Baht 45.03 million during 2003. As at 31st December 2003, Italthai Industrial Co., Ltd. remains the creditor of the Company in the amount of Baht 18.63 million.
11. Pladaeng Co., Ltd.	53.33% of total shares held by 3 Directors of the Company and of Pladaeng Co., Ltd. being : 1. Mr. Premchai Karnasuta 2. Mrs. Nijaporn Charanachitta 3. Mr. Pathai Chakornbundit	The Company has provided a loan including interest for work and retention money as at 31st December 2003 in the amount of Baht 117 million. This amount has been set as bad debt since 2002. Furthermore, Pladaeng Co., Ltd. Remains the creditor of Company for the expense and service fee for Ital Thai Tower Building, payable on 31st December 2003 . The amount of Baht 3.20 million.

Remark : Items 1 - 11 are the normal transactions of the Company, which the Audit Committee considers to be a reasonable transaction at a justified price.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AS AT DECEMBER, 2003

RESULTS OF OPERATIONS

1. Overview

ITD is the largest civil engineering and construction firm in Thailand as measured by revenues. The Company's market share of the construction industry revenues was 44.83%, 53.02% and 50.46% for the years 2003, 2002 and 2001 respectively. In 2003, the total revenue of the Company was Baht 18,330 million, mainly comprising revenue from construction services, with total expenses of Baht 16,854 million, resulting in profit from operations in the amount of Baht 1,476 million.

For the years 2003, 2002 and 2001 the Company's backlogs were Baht 39,971 million, Baht 32,707 million and Baht 47,777 million respectively, of which over 91.22% comprises public sector infrastructure development.

In addition to the Company's backlog at the end of 2003, the Company has subsequently signed new contracts valued at Baht 7,896 million and has been awarded, but has yet to sign (as at March 2004), contracts for a further Baht 15,329 million. The Company's current backlog, therefore, has an accumulated value of Baht 63,196 million as at end of February 2004.

2. Previous Year Operations Results

Revenues

Revenues from construction services was Baht 17,920 million in 2003, a decrease of Baht 3,113 million from 2002, or by approximately 14.80%. The decrease in construction revenues reflected principally the completion of projects such as the Construction of Underground Structure - North for the Metropolitan Rapid Transit Authority, Track Doubling Railway (Package 2) Section 1 - East, Rama 5 Bridge, Underground Power Line between Lardprao and Vibhavadi Substation, Outside Plant Construction for Provincial 100,000 Line-Unit for Telephone Expansion Project, Piling Works for Cargo and Mail Commercial Department at Suvarnabhumi Airport and Sewage Treatment Phase 1 (Section 3). Concurrently, new projects signed, such as the Construction of Suvarnabhumi Airport Airfield Pavement, New Underground Joint Train Station for High Speed Rail and National Rail at Taiwan, Water Drainage Tunnel from Klong San Saeb and Klong Ladprao to Chao Praya River, Power Distribution and Ductbank Network System for Suvarnabhumi Airport, were started.

Cost of Services

The major of cost of services were from materials, sub-contractors and labor, which fluctuate upon the prevailing market condition. Cost of services amounted to Baht 16,025 million in 2003, decreased Baht 2,836 million from 2002, or by approximately 15.03% reflecting the decreased amount of work performed.

In 2003, the Company's gross profit margin was increased to 10.57% when compared to 10.33% in 2002 because the Company recognized revenues from higher margin projects when compared to 2002.

Administrative Expenses

Administrative expenses decreased from Baht 848 million in 2002 to Baht 786 million in 2003 or by approximately 7.39%. The decrease in administrative expense of the Company's subsidiaries arose from reductions in administration expenses associated with ION Joint Venture, the Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting S.A., Italian-Thai Development Plc. - Cogifer TF Joint Venture, ITO Joint Venture and the sale by the Company of its investment in Turnkey Construction Development Co., Ltd. in 2002.

Share of Profits (Losses) from Investments in Related Companies

The Company and its subsidiaries recognized a loss of Baht 4 million in 2003 from investments in related companies, compared to loss of Baht 9 million in 2002, a reduction of Baht 5 million, or approximately 54.80%. The losses accrued from associated companies including Italian-Thai International Co., Ltd., the Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting S.A., Khunka Faifa Thai Co., Ltd., PT. Thailindo Bara Pratama.

Interest Expenses

Interest Expense decreased from Baht 647 million in 2002 to Baht 240 million in 2003, a decrease approximately 62.81%. The decrease primarily resulted from the Company's debt restructuring.

Corporate Income Tax for the Period

Corporate income tax increased to Baht 265 million in 2003, or by approximately 15.74%, from Baht 229 million paid in 2002. The increased profit was derived from related companies and the Taiwan branch. The Company had no Corporate Income Tax because of the Company's accumulated loss.

Earnings from Ordinary Activities before Extraordinary Items

As a result of the foregoing factors, the Company profit (deficit) from operations before extraordinary items increased from Baht 389 million in 2002 to Baht 921 million in 2003, or by approximately 136.88 %.

Net Earnings

Net Earnings (deficit) decreased from Baht 6,336 million in 2002 to Baht 921 million in 2003, or by approximately 85.47%, because the Company succeeded in debt restructuring and recognized the gain from the debt restructuring of Baht 5,948 million.

Financial Statement

(1) Total Assets

Total Assets increased from Baht 24,131 million in 2002 to Baht 25,350 million in 2003, or by approximately 5.05% due to the following factors:

- Current Assets

Current Assets increased to Baht 14,368 million in 2003 from Baht 14,139 million in 2002, or by approximately 1.90%, as an increase in unbilled receivables, inventories and work in progress including other current assets because of the increase in new projects.

- Trade Accounts Receivable

Trade Accounts Receivable decreased to Baht 2,860 million in 2003 from Baht 3,334 million in 2002, or by approximately 14.24%. Trade Accounts Receivable were mainly those arising from the existing projects with a term of less than three months and outstanding in the ordinary course. These items are not problematic to the Company's business operations. However, the long overdue Trade Accounts Receivable are valued at Baht 1,397.02 million. The Company has set a 100% allowance for this doubtful debt in the amount of Baht 1,331.66 million for any major Trade Accounts Receivable in the private sector. A 50% allowance has been made for those with balances overdue more than 6 months.

- Investment Accounts under Equity Method

Investment Accounts under Equity Method increased to Baht 472 million in 2003 from Baht 335 million in 2002, or by approximately 41.05%, due to the Company's investment in Siam Pacific Holding Co., Ltd.

- Other Long -Term Investment

Other Long-Term Investment increased to Baht 769 million in 2003 from Baht 621 million in 2002, or by approximately 23.90%, as the Company increased investments in Toyo Thai Corporation Ltd. and Medical Device Manufacturer (Thailand) Limited. The Company also had an unrealised gain from changes in value of investments.

- Land, Building and Equipment

Land, Building and Equipment valuation increased to Baht 8,727 million in 2003 from Baht 8,447 million in 2002, or by approximately 3.31%, as a result of the Company's investment in building, factories, machinery and equipment under installation.

(2) Liquidity

Summary of Cash Flow Statement

(Expressed in thousand Baht)	**2003**	2002	2001
Net cash from operating activities	**372,052**	(591,084)	1,479,656
Cash flow from investing activities	**(1,301,462)**	(2,906,806)	(125,595)
Cash flow from financing activities	**116,574**	2,583,120	297,565
Net increase/(decrease) in cash	**1,961,868**	2,426,704	3,341,474

As shown in the table above, in 2003 cash flow from operating activities was at Baht 372 million following the decrease in trade accounts receivable and increase in current portion of advances received from customers under construction contracts.

In 2003, cash flow used in investing activities amounted to Baht 1,301 million as the Company invested in additional materials and equipment for the airfield pavement project at Suvarnabhumi Airport and the Company's head office. Cash flow from financing activities amounts to Baht 117 million.

The Company's liquidity was decreased as shown in Current Ratio and Quick Ratio for the year ended 31st December 2003, being 1.47 times and 0.63 times respectively, due to the increase in construction services which increased current portion of advances received from customers under construction contracts. In addition the current portion of long-term loans increased.

(3) Cost of Investment

The Company intends to invest in other businesses related to construction services e.g. manufacturing and providing construction materials or real estate development.

(4) Financial Resources

4.1) Short-term Debt: The Company's short-term debt consists of:

- general working capital Baht loans; and
- project specific loans in Thailand and International.

It is the Company's practice to advance funds to its joint ventures for working capital. The Company's short-term debt is incurred at the parent Company level and Branch level in other countries. At 31st December 2002 and 2003 the Company, on a consolidated basis, had Baht 1,133 million and Baht 861 million respectively outstanding in bank overdrafts and loans from financial institutions. On a stand-alone basis, the Company's corresponding amounts were Baht 786 million and Baht 542 million respectively. This kind of project tied debt will normally be repaid as the projects progress, with full repayment being achieved at project completion.

4.2) Long-term Debt: The Company's long-term debt consists of:

- long-term foreign loans for equipment purchases and project finance; and
- Thai Baht loans for equipment purchases and project financing.

The Company has used long-term loans for supporting the Company's long term projects. As of 31st December 2002 and 2003 the Company had outstanding long-term loans of Baht 645 million and Baht 1,525 million respectively.

4.3) Guarantees

As at 31st December 2003 and 2002, there were outstanding guarantees of approximately Baht 14,642 million and Baht 11,897 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of business of the Company, subsidiaries, and its joint ventures.

As at 31st December 2003 and 2002, there were guarantees of approximately Baht 1,544 million and Baht 1,035 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and ventures to subsidiaries, associated and related companies and joint ventures. The Company has issued guarantees in proportion to its shareholding (except for Thai Maruken Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

The Board of Directors policy is to pay dividends to the Company's shareholders in each year by using the original dividend policy, which is, the Company will declare and pay dividends in amount of at least 40% of net profit after provision for taxes, provided that such payment of any declared dividend will not impact the on-going operations of the Company.

Subsidarry Companies	Dividend Policy
1. Italian-Thai International Co., Ltd.	- None -
2. Myanmar ITD Co., Ltd.	- None -
3. Nha Pralan Crushing Plant Co., Ltd.	- None -
4. Siam Concrete & Brick Product Co., Ltd.	- None -
5. Italthai Trevi Co., Ltd.	- Not less than 20% of net earnings from the Company as announced provided there will be no effect on its performance
6. ITAC Joint Venture	- Dividend paid as 3 equal installments in the year following declaration of net profit (after tax and repayment of partner advances)
7. Asian Steel Product Co., Ltd.	- Not less than 30% of net earnings for the year
8. Italian-Thai Skanska Lundby Joint Venture	- None -
9. Thai Maruken Co., Ltd.	- Not less than 30% of net earnings before taxes
10. Italian-Thai Cogifer TF Joint Venture	- None -
11. Italian-Thai Nishimatsu Joint Venture	- None -
12. Sumitomo - Italian-Thai Joint Venture	- None -
13. PT Thailindo Bara Pratama Co., Ltd.	- None -
14. IN Joint Venture	- None -
15. ITD-NSC Joint Venture	- None -
16. ITD-NCC Joint Venture	- None -
17. Bhaka Bhumi Development Co., Ltd.	- None -
18. Italian-Thai - Evergreen Joint Venture	- None -

Disputes under litigation involving the Company, which may have a negative impact, with the amount in dispute being greater than 5% of the shareholders equity as at 31st December 2003 are as follows:

1) Civil Case **Black Index Case No :** 1563/2540 Chonburi Provincial Court

Case Start Date :	8th May 1997
Plaintiff :	Chonburi Province by Governor as 1st Plaintiff et al. (Total of 3 persons)
Defendant :	Pornpenpratarn Company Limited as 1st Defendant et al. (Total of 8 persons) (Italian-Thai Development Public Company Limited and Mr. Premchai Karnasuta as the 6th and 7th Defendants respectively)
Nature of Charge or Case :	Wrongful acts; invasion of the State's land; rock blasting destroying the natural environment and claim for damages.
Amount Claimed :	Baht 654,888,949.69
Current Status :	The Court has fixed the dates for taking the plaintiffs evidence on 15th-18th June 2004 and 6th-9th July 2004 during 9.30-16.30 hours. Thereafter, the taking of Defendants evidence will be fixed on 28th-30th July 2004 and 17th-20th and 24th August 2004 during 9.30-16.30 hours as both parties will be free in such times.
Executive Recommendation :	This case would not have an effect on the Company. This is because the Company has a superior position to win as it performed in compliance with the Cabinet's resolution without any negligence. Also, the rock blasting and explosions have been on private land. Moreover, the landlord and Pornpenpratarn Co. Ltd. were also sued as the 3rd and 4th Defendants; therefore they must verify their rights of possession and utilization of the land. Such a proof would show the innocence and lack of intention of the 6th defendant, being the Company.

2) Civil Case **Black Index Case No :** 4604/2542 South Bangkok Civil Court

Case Start Date :	24th February 1999
Plaintiff :	Italian-Thai Development Public Company Limited as 1st Plaintiff et al.
Defendant :	Alpha-TI Semiconductor Company Limited
Nature of Charge or Case :	Breach of Contract
Amount Claimed :	Baht 658,805,908.25
Current Status :	The Court has discharged the Plaintiffs' complaint and the Plaintiffs do not desire to proceed with the arbitration.
Executive Recommendation :	This case would not have an effect against the Company because 100% allowance has been made for this doubtful debt.

3) Civil Case **Black Index Case No :** 2902/2542 South Bangkok Civil Court

Case Start Date :	4th February 1999
Plaintiff :	Italian-Thai Development Public Company Limited as 1st Plaintiff et al.
Defendant :	Modern Home Development Public Company Limited
Nature of Charge or Case :	Breach of Contract
Amount Claimed :	Baht 621,010,029.36
Current Status :	The Court has issued interim order to discharge the case pending the result of business rehabilitation of the Defendant.
Executive Recommendation :	This case would not have an effect against the Company because 100% allowance has been made for this doubtful debt.

4) Civil Case	**Red Index Case No :** 2608/2548	South Bangkok Civil Court
	Case Start Date :	30th December 2003
	Plaintiff :	Italian-Thai Development Public Company Limited as 1st Plaintiff et al.
	Defendant :	Thanayong Company Limited
	Nature of Charge or Case :	Breach of Contract
	Amount Claimed :	Baht 799,666,094.77
	Current Status :	The Central Bankruptcy Court has issued a further order for business rehabilitation of Thanayong Co. Ltd. Thus, the Company has lodged an application for debt collection in February 2004.
	Executive Recommendation :	This case would not have an effect against the Company because 100% allowance has been made for this doubtful debt.

The litigation which may have a significant effect on the Company but cannot be evaluated into monetary value

- None

The litigation which is not derived from the normal operations of the Company's business

- None.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND FINANCIAL STATEMENTS
31 DECEMBER 2003 AND 2002

THE BOARD OF DIRECTOR'S REPORT ON THEIR RESPONSIBILITIES FOR FINANCIAL REPORTS

The Financial Statements for Italian-Thai Development Public Company Limited and its subsidiaries have been prepared in accordance with the policy of the Board of Directors which requires compliance with the relevant Thai laws, generally accepted accounting principles and careful book-keeping to accurately reflect the performance of the Company. They also provide for disclosure of a substantial amount of additional information as shown in the notes attached to the Financial Statements, along with the explanations and analysis provided for benefit of the shareholders and investors.

The Company's Board of Directors has realized the importance of accurate Financial Statements by auditing the input financial data. In this regard, the Board of Directors appointed an Audit Committee comprising independent and non-executive members to oversee the quality of the Company's financial processes and reports. Their opinion is shown in the Report of Audit Committee included within this Annual Report.

Based on the management structure and internal audit system as mentioned above, as well as the results of audit produced by a certified public auditor, the Board of Directors is convinced that the Financial Statements of the Company and its subsidiaries as at 31st December 2003 represent an accurate and reasonable assessment of the financial status, business performance and cash flow of the Company.

(Mr. Premchai Karnasuta)
President

(Mrs. Nijaporn Charanachitta)
Senior Executive Vice President

REPORT OF INDEPENDENT AUDITOR

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit National
Convention Centre)
Bangkok 10110
G.P.O. Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Report of Independent Auditor
To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheets of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 December 2003 and 2002, the related consolidated statements of earnings, changes in shareholders' equity and cash flows for the years then ended, and the separate financial statements of Italian-Thai Development Public Company Limited for the same years. These financial statements are the responsibility of the management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits. As discussed in Note 2.6, I did not audit the financial statements of four subsidiaries and three joint ventures (2002 : two joint ventures), which are included in the consolidated financial statements, with total assets as at 31 December 2003 of Baht 1,176 million (2002 : Baht 569 million) and total revenues for the year then ended amounting to Baht 2,197 million (2002 : Baht 1,971 million). In addition, the Company's financial statements as at 31 December 2003 include investments in the aforesaid subsidiaries and joint ventures accounted for under the equity method amounting to Baht 590 million (2002 : Baht 461 million) and share of profit from investments accounted for under equity method for the year then ended amounting to Baht 534 million (2002 : Baht 301 million). The financial statements of the above subsidiaries and joint ventures were audited by other auditors, whose reports I have received, and my opinion, in so far as it relates to the amounts of the various transactions of these subsidiaries and joint ventures included in the consolidated financial statements and the separate financial statements of the Company, is based on the reports of these auditors.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, together with the reports of the other auditors discussed in the first paragraph, provide a reasonable basis for my opinion.

In my opinion, based on my audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Italian-Thai Development Public Company Limited and its subsidiaries and of Italian-Thai Development Public Company Limited as at 31 December 2003 and 2002, and the results of their operations and their cash flows for the years then ended in accordance with generally accepted accounting principles.

Without qualifying my opinion on the financial statements, I draw attention to the following matters :-

(a) As described in Note 21 as at 31 December 2003 and 2002 the Company had outstanding retentions with the Company which operates the sky train of approximately Baht 403 million and USD 1.7 million (equivalent to Baht 67 million). This company is currently undergoing debt restructuring and there is uncertainty as to the amount recoverable by the Company.

(b) As described in Note 26.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. In addition the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the debt balance remaining, which outstanding balances as at 31 December 2003 amounted to Baht 2,707 million, after disposal of all of the above assets. There is thus uncertainty as to the extent of the Company's liabilities if the value realisable from the sale of those assets in the future is less than the debt obligation. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok : 25 February 2004

BALANCE SHEETS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		AS AT 31 DECEMBER 2003 AND 2002			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit : Thousand Baht)	Note	**2003**	2002	**2003**	2002
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	4	**1,971,195**	2,783,441	**879,030**	1,520,157
Pledged deposits at banks	5	**579,837**	539,885	**436,605**	419,212
Marketable securities		**-**	2,990	**-**	-
Trade accounts receivable - net	6	**2,859,668**	3,334,518	**1,561,527**	1,621,733
Trade accounts receivable - related parties - net	7	**718,329**	651,912	**1,273,537**	1,377,668
Short-term loans and advances to related parties - net	8	**83,554**	85,131	**302,529**	265,800
Unbilled receivable		**3,953,632**	3,195,038	**2,664,076**	2,570,611
Current portion of accounts receivable - retention		**943,367**	1,495,352	**872,769**	1,262,278
Inventories and work in progress - net	9	**1,347,309**	880,361	**420,922**	296,865
Other current assets					
Withholding tax		**1,013,380**	631,678	**782,394**	512,491
Value added tax refundable		**428,952**	306,938	**30,958**	124,590
Loans to other companies		**276,883**	-	**50,000**	-
Others		**191,855**	193,011	**58,043**	27,231
TOTAL CURRENT ASSETS		**14,367,961**	14,100,255	**9,332,390**	9,998,636
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion	21	**523,394**	176,451	**-**	-
Investments accounted for under equity method	10.1	**472,190**	334,762	**1,568,804**	1,453,938
Other long-term investments	10.2	**769,690**	621,214	**661,807**	504,685
Excess of net book value of subsidiaries over cost of investments		**(10,036)**	(10,036)	**-**	-
Long-term loans and advances to related parties - net	11	**-**	11,592	**1,274,394**	555,273
Property, plant and equipment - net	13	**8,726,918**	8,446,937	**7,761,508**	7,436,893
Advances for subcontractor		**379,322**	225,860	**-**	-
Other non-current assets		**120,940**	224,368	**58,613**	39,680
TOTAL NON-CURRENT ASSETS		**10,982,418**	10,031,148	**11,325,126**	9,990,469
TOTAL ASSETS		**25,350,379**	24,131,403	**20,657,516**	19,989,105

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		AS AT 31 DECEMBER 2003 AND 2002			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit : Thousand Baht)	Note	**2003**	2002	**2003**	2002
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	14	**860,805**	1,133,271	**542,473**	786,064
Current portion of accounts payable - trust receipts		**249,279**	387,341	**247,650**	374,265
Trade accounts payable		**3,324,572**	3,791,607	**2,111,269**	2,768,689
Billing in excess of contract work in progress		**175,804**	207,551	**126,985**	96,962
Trade accounts payable - related parties	15	**1,144,249**	1,551,715	**714,518**	1,003,132
Short-term loans and advances from related parties	16	**254,951**	99,284	**578,704**	423,070
Current portion of advances received from customers under construction contracts		**1,477,704**	432,225	**275,166**	423,113
Current portion of hire purchases payable	17	**378,794**	333,456	**289,139**	209,428
Current portion of long-term loans	18	**958,759**	-	**884,500**	-
Other current liabilities					
Corporate income tax payable		**170,693**	137,687	**90,577**	47,680
Accrued expenses		**323,788**	255,333	**143,212**	170,684
Current portion of reserve for project expenses		**81,208**	72,685	**81,206**	72,685
Account payable to related party - share purchase		**138,928**	-	**138,928**	-
Others		**226,168**	315,143	**40,814**	52,609
TOTAL CURRENT LIABILITIES		**9,765,702**	8,717,298	**6,265,141**	6,428,381
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		**248,229**	160,538	**248,229**	160,538
Deferred gain on transferring assets to special purpose vehicle	26.1	**229,574**	229,574	**229,574**	229,574
Accounts payable - trust receipts, net of current portion		**1,223,210**	1,559,971	**1,223,210**	1,031,857
Advances received from customers under construction contract - net of current portion		**1,148,824**	1,347,873	**-**	20,586
Long-term loans from related parties	19	**353,535**	367,359	**-**	-
Hire purchases payable - net of current portion	17	**1,307,635**	1,432,234	**1,183,014**	1,203,294
Long-term loans - net of current portion	18	**566,647**	644,963	**443,680**	644,962
Provision for loss from investments under equity method	10.1	**-**	250,424	**648,332**	905,081
TOTAL NON-CURRENT LIABILITIES		**5,077,654**	5,992,936	**3,976,039**	4,195,892
TOTAL LIABILITIES		**14,843,356**	14,710,234	**10,241,180**	10,624,273

The accompanying notes are an integral part of the financial statements

BALANCE SHEETS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		AS AT 31 DECEMBER 2003 AND 2002			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit : Thousand Baht)	Note	**2003**	2002	**2003**	2002
SHAREHOLDERS' EQUITY					
Share capital					
Registered, issued and fully paid					
373,867,818 ordinary shares of Baht 10 each		**3,738,678**	3,738,678	**3,738,678**	3,738,678
Share premium		**1,606,625**	1,606,625	**1,606,625**	1,606,625
Revaluation surplus on assets		**-**	2,754	**-**	2,754
Unrealised gain (loss) on changes in value of investments		**55,000**	(35,756)	**55,000**	(35,756)
Translation adjustment	2.3	**(151,739)**	(194,617)	**(151,739)**	(194,617)
Retained earnings					
Appropriated - statutory reserve	24	**264,922**	6,533	**258,389**	-
Unappropriated		**4,902,850**	4,240,615	**4,909,383**	4,247,148
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		**10,416,336**	9,364,832	**10,416,336**	9,364,832
MINORITY INTERESTS - Equity attributable to minority shareholders of subsidiaries		**90,687**	56,337	**-**	-
TOTAL SHAREHOLDERS' EQUITY		**10,507,023**	9,421,169	**10,416,336**	9,364,832
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**25,350,379**	24,131,403	**20,657,516**	19,989,105

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF EARNINGS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit : Thousand Baht)	Note	**2003**	2002	**2003**	2002
REVENUES					
Revenues from construction services		**17,920,477**	21,033,789	**12,275,698**	13,883,165
Interest income		**19,213**	104,414	**29,259**	109,487
Reversal of allowance for loss from investment	10.1	**124,516**	-	**124,516**	-
Others		**265,937**	292,160	**156,737**	186,000
TOTAL REVENUES		**18,330,143**	21,430,363	**12,586,210**	14,178,652
EXPENSES					
Cost of services		**16,025,423**	18,861,156	**11,522,984**	12,703,086
Administrative expenses		**785,721**	848,414	**596,178**	591,416
Loss on exchange		**42,672**	459,762	**25,037**	437,572
TOTAL EXPENSES		**16,853,816**	20,169,332	**12,144,199**	13,732,074
EARNINGS FROM OPERATION		**1,476,327**	1,261,031	**442,011**	446,578
REVERSAL OF (ALLOWANCE FOR) PROVISION FOR INVENTORY OBSOLESCENCE		**12,598**	(6,326)	**25,000**	-
ALLOWANCE FOR DOUBTFUL ACCOUNTS EXPENSES		**(20,056)**	(82,257)	**(12,265)**	(59,849)
GAIN ON DIMINUTION IN VALUE OF INVESTMENTS		**-**	108,632	**-**	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		**(3,934)**	(8,704)	**794,224**	676,886
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		**1,464,935**	1,272,376	**1,248,970**	1,063,615
INTEREST EXPENSES		**(240,484)**	(646,571)	**(205,272)**	(614,812)
CORPORATE INCOME TAX	20	**(264,895)**	(228,873)	**(123,074)**	(60,161)
EARNINGS AFTER INCOME TAX		**959,556**	396,932	**920,624**	388,642
NET EARNINGS OF MINORITY INTERESTS		**(38,932)**	(8,290)	**-**	-
EARNINGS FROM ORDINARY ACTIVITIES		**920,624**	388,642	**920,624**	388,642
EXTRAORDINARY ITEM					
Gain from debt restructuring		**-**	5,947,693	-	5,947,693
NET EARNINGS FOR THE YEAR		**920,624**	6,336,335	**920,624**	6,336,335

(Unit : Baht)

BASIC EARNINGS PER SHARE				
Earnings from ordinary activities	**2.46**	1.22	**2.46**	1.22
Extraordinary item	**-**	18.63	**-**	18.63
Net earnings	**2.46**	19.85	**2.46**	19.85

(Unit : Thousand shares)

Weighted average number of ordinary shares	**373,868**	319,296	**373,868**	319,296

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

	FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002								
	CONSOLIDATED								
	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit)		Minority interest	Total
(Unit : Thousand Baht)						Statutory reserve	Unappropriated		
Balance - as at 1 January 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	290,483	(7,939,670)	55,572	(800,350)
Transfer of share premium and statutory reserve to eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	(5,843,950)	-	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments to special purpose vehicle	-	-	-	1,061,967	-	-	-	-	1,061,967
Unrealised gain on change in value of investments	-	-	-	41,478	-	-	-	-	41,478
Translation adjustment	-	-	-	-	(64,329)	-	-	-	(64,329)
Items unrealised in earnings statement	-	(3,953,375)	-	1,103,445	(64,329)	(283,950)	5,843,950	-	2,645,741
Net earnings for the year 2002	-	-	-	-	-	-	6,336,335	-	6,336,335
Ordinary shares issued during the year	1,238,678	-	-	-	-	-	-	-	1,238,678
Minority interest for the year 2002	-	-	-	-	-	-	-	8,290	8,290
Dividend paid from subsidiaries	-	-	-	-	-	-	-	(7,525)	(7,525)
Balance - as at 31 December 2002	3,738,678	1,606,625	2,754	(35,756)	(194,617)	6,533	4,240,615	56,337	9,421,169
Revaluation surplus on assets	-	-	(2,754)	-	-	-	-	-	(2,754)
Unrealised gain on change in value of investments	-	-	-	90,756	-	-	-	-	90,756
Translation adjustment	-	-	-	-	42,878	-	-	-	42,878
Items unrealised in earnings statement	-	-	(2,754)	90,756	42,878	-	-	-	130,880
Net earnings for the year 2003	-	-	-	-	-	-	920,624	-	920,624
Transferred to statutory reserve	-	-	-	-	-	258,389	(258,389)	-	-
Subsidiary's ordinary shares issued during the year	-	-	-	-	-	-	-	2,385	2,385
Minority interest for the year 2003	-	-	-	-	-	-	-	38,932	38,932
Dividend paid from subsidiaries	-	-	-	-	-	-	-	(6,967)	(6,967)
Balance - as at 31 December 2003	3,738,678	1,606,625	-	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023

The accompanying notes are an integral part of the financial statements

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

TALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

	FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002							
	THE COMPANY ONLY							
						Retained earnings (deficit)		
(Unit : Thousand Baht)	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Total
Balance - as at 1 January 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	283,950	(7,933,137)	(855,922)
Transfer of share premium and statutory reserve to eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	5,843,950	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments								
to special purpose vehicle	-	-	-	1,061,967	-	-	-	1,061,967
Unrealised gain on change in value of investments	-	-	-	41,478	-	-	-	41,478
Translation adjustment	-	-	-	-	(64,329)	-	-	(64,329)
Items unrealised in earnings statement	-	(3,953,375)	-	1,103,445	(64,329)	(283,950)	5,843,950	2,645,741
Retained earnings (deficit)	-	-	-	-	-	-	6,336,335	6,336,335
Ordinary shares issued during the year	1,238,678	-	-	-	-	-	-	1,238,678
Balance - as at 31 December 2002	3,738,678	1,606,625	2,754	(35,756)	(194,617)	-	4,247,148	9,364,832
Revaluation surplus on assets	-	-	(2,754)	-	-	-	-	(2,754)
Unrealised gain on change in value of investments	-	-	-	90,756	-	-	-	90,756
Translation adjustment	-	-	-	-	42,878	-	-	42,878
Items unrealised in earnings statement	-	-	(2,754)	90,756	42,878	-	-	130,880
Net earnings for the year 2003	-	-	-	-	-	-	920,624	920,624
Transferred to statutory reserve	-	-	-	-	-	258,389	(258,389)	-
Balance - as at 31 December 20036	3,738,678	1,606,625	-	55,000	(151,739)	258,389	4,909,383	10,416,336

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002			
		CONSOLIDATED		THE COMPANY ONLY	
(Unit : Thousand Baht)	Note	2003	2002	2003	2002
Cash flows from operating activities					
Net earnings		920,624	6,336,335	920,624	6,336,335
Adjustments to reconcile net earnings to net cash					
from (used in) operating activities :-					
Gain on debt restructuring of - extraordinary items					
(before deducting related expenses)		-	(6,012,010)	-	(6,012,010)
Loss on disposal of investments		-	43,418	-	16,445
Unrealized loss on exchange rate		60,360	127,269	44,351	101,403
Unrealized loss on investments in subsidiaries					
and joint ventures		-	-	(798,158)	(685,590)
Unrealized loss on investments in associated companies		3,934	8,704	3,934	8,704
Minority interest		34,350	8,290	-	-
Allowance for inventories obsolescence (reversal)		(12,598)	6,326	(25,000)	-
Allowance for doubtful debts		20,056	82,257	12,265	59,849
Reversal loss on diminution in value of investments	-	(108,632)	-	-	
Reversal of allowance for loss from investment		(124,516)	-	(124,516)	-
Depreciation and amortisation		960,314	1,193,665	771,069	1,037,259
Net earnings before changes in operating assets and liabilities		1,862,524	1,685,622	804,569	862,395
Operating assets (increase) decrease					
Trade accounts receivable		472,335	(442,411)	55,172	47,550
Trade accounts receivable - related companies		(73,687)	(202,207)	105,636	175,110
Loans and advances to related companies		13,305	(59,762)	(770,328)	(203,580)
Unbilled receivable		(758,594)	(1,829,084)	(93,465)	(1,441,836)
Accounts receivable - retention		201,547	(567,633)	382,694	(300,303)
Inventories and work in progress		(454,350)	(233,179)	(99,057)	72,207
Withholding tax		(387,244)	(334,446)	(269,903)	(251,354)
Value added tax refundable		(122,014)	(145,777)	93,632	(10,213)
Accounts receivable - sales of fixed assets		-	190,662	-	190,662
Loans to other companies		(276,883)	-	(50,000)	-
Other current assets		1,155	130,180	(30,812)	90,241
Advance for subcontractor		(149,142)	82,138	-	(3,141)
Operating liabilities increase (decrease)					
Trade accounts payable		(468,613)	169,256	(657,420)	44,573
Trade accounts payable - related companies		(400,791)	241,741	(288,614)	(286,779)
Billing in excess of contract work in progress		(31,747)	(656,341)	30,023	(331,806)
Corporate income tax payable		33,006	86,012	42,897	23,059
Accrued expenses		68,457	548,923	(27,472)	505,376
Reserve for project expenses		96,212	(42,914)	96,212	(42,914)
Other current liabilities		(89,988)	166,893	(11,795)	13,189
Advances received from customers under					
construction contracts		836,564	621,243	(168,533)	(447,784)
Net cash provided by (used in) operating activities		372,052	(591,084)	(856,564)	(1,295,348)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit : Thousand Baht)	Note	**2003**	2002	**2003**	2002
Cash flows from investing activities					
Short-term investments - net		**2,990**	226,694	**-**	-
Increase in property, plant and equipment - net		**(1,233,591)**	(2,992,334)	**(1,097,486)**	(2,427,985)
Decrease (increase) in investments accounted for under equity method		**(260,303)**	(185,950)	**547,125**	(176,282)
Decrease (increase) in other long-term investments		**(91,876)**	(93,250)	**(66,366)**	67,131
Increase in advance for purchase of machinery		**-**	(1,785)	**-**	-
Increase in share subscription payable		**138,928**	203,071	**138,928**	185,917
Translation adjustment		**42,878**	(64,329)	**42,878**	(64,329)
Decrease (increase) in other assets		**99,512**	1,077	**(19,885)**	111,496
Net cash used in investing activities		**(1,301,462)**	(2,906,806)	**(454,806)**	(2,304,052)
Cash flows from financing activities					
Decrease (increase) in cash at banks with maturity of more than three months and those pledged		**(40,542)**	713,046	**(17,393)**	772,582
Increase (decrease) in bank overdrafts and loans from financial institutions		**(269,171)**	89,829	**(240,437)**	75,069
Increase (decrease) in loans and advances from related companies		**141,843**	(1,053)	**155,634**	405,087
Increase (decrease) in long-term loans		**880,443**	(443,173)	**683,218**	(422,438)
Increase (decrease) in hire purchases payable		**(114,209)**	1,342,755	**24,483**	1,002,754
Increase (decrease) in accounts payable - trust receipts		**(474,823)**	849,851	**64,738**	309,563
Decrease in debentures		**-**	(112,610)	**-**	(112,610)
Increase in paid-up capital		**-**	500,000	**-**	500,000
Dividend paid from subsidiaries to minority interest		**(6,967)**	(7,525)	**-**	-
Net cash provided by financing activities		**116,574**	2,931,120	**670,243**	2,530,007
Net decrease in cash and cash equivalents		**(812,836)**	(566,770)	**(641,127)**	(1,069,393)
Cash and cash equivalents at beginning of year		**2,774,704**	3,341,474	**1,520,145**	2,589,538
Cash and cash equivalents at end of year	4	**1,961,868**	2,774,704	**879,018**	1,520,145

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002			
		CONSOLIDATED		THE COMPANY ONLY	
(Unit : Thousand Baht)	Note	**2003**	2002	**2003**	2002
Supplemental cash flows information					
Cash paid during the year for :-					
Interest		**276,754**	143,778	**239,635**	96,500
Corporate income tax		**593,227**	447,243	**345,798**	287,635
Non cash transactions :-					
Conversion of debentures to equity and share premium		-	848,323	-	848,323
Conversion of long-term loans to equity and share premium		-	1,496,981	-	1,496,981
Transfer of non-core assets to special purpose vehicle in exchange for the debt obligations of the Company which it is taking on		-	3,146,079	-	3,146,079
Deferred gain on transferring asset to special purpose vehicle		-	229,574	-	229,574
Transfer long-term debts waived by creditors to provision for possible loss on loans to related companies		-	223,135	-	223,135
Receipt of other long-term investments in exchange for investments in associated company		-	361,463	-	330,920
Unrealised gain (loss) on changes in value of investments		**90,756**	(1,103,445)	**90,756**	(1,103,445)
Share of profit of joint venture received in form of other long-term investment		-	-	-	173,032

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
AS AT 31 DECEMBER 2003 AND 2002

1. GENERAL INFORMATION

Italian-Thai Development Public Company Limited was incorporated as a public limited company under Thai laws. The Company operates in Thailand and its principal activity is the provision of construction services. Its registered office is located at 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

2. BASIS OF CONSOLIDATION

2.1 The consolidated financial statements include the financial statements for the years ended 31 December 2003 and 2002 of Italian-Thai Development Public Company Limited (hereinafter called "the Company"), its subsidiaries, and its jointly controlled joint ventures as follows :-

Company name	Place of business	Percentage owned by the Company	
		2003	2002
Subsidiaries :			
Myanmar ITD Co., Ltd.	Myanmar	**99.99**	99.99
Italian-Thai International Co., Ltd. and its subsidiaries (99.99% owned) :- Italian-Thai Development (BVI) Co., Ltd., Servicescom Investment Ltd., and Ayeyarwady Multitrade Co., Ltd.	Thailand	**99.99**	99.99
PT. Thailindo Bara Pratama	Indonesia	**99.99**	99.99
Bhakabhumi Development Co., Ltd.	Thailand	**99.99**	-
Nha Pralarn Crushing Co., Ltd.	Thailand	**99.91**	99.91
Siam Concrete and Brick Products Co., Ltd.	Thailand	**99.70**	99.70
Italthai Trevi Co., Ltd.	Thailand	**80.45**	75.00
Asian Steel Products Co., Ltd.	Thailand	**69.90**	69.90
Khunka Faifa Thai Co., Ltd.	Thailand	**61.54**	39.94
Thai Maruken Co., Ltd. and its subsidiaries (99.9% owned) :- Daiwa Jack Co., Ltd. and Mech Co., Ltd.	Thailand	**50.96**	50.96
Joint ventures (proportionate consolidation) :			
Italian-Thai Development Plc. - Cogifer TF Joint Venture	Thailand	**65.00**	65.00
ITD - NSC Joint Venture	Thailand	**62.70**	-
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting S.A.	Thailand	**60.00**	60.00
Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Thailand	**60.00**	60.00
The Joint Venture of Italian-Thai Development Public Company Limited and Evergreen Construction Corporation (hereinafter referred to as "Joint Venture Italian-Thai - Evergreen")	Taiwan	**55.00**	-
Sumitomo - Italian-Thai Joint Venture	Thailand	**51.00**	51.00
ITD - NCC Joint Venture (Formerly known as "Italian-Thai Nishimatsu Joint Venture")	Thailand	**51.00**	50.80
IN Joint Venture	Thailand	**51.00**	-
Ando and Italian-Thai Development Joint venture	Thailand	**45.00**	45.00
Thai Ando and Italian-Thai Development Joint Venture	Thailand	**45.00**	45.00
ITO Joint Venture	Thailand	**40.00**	40.00
Shimizu - ITD Joint Venture	Bangladesh	**40.00**	40.00
IOT Joint Venture	Thailand	**40.00**	-
ION Joint Venture	Thailand	**39.00**	39.00

Company name	Place of business	Percentage owned by the Company	
		2003	2002
IDS Joint Venture	Thailand	**35.00**	35.00
I.C.C.T. Joint Venture	Thailand	**25.00**	25.00
NWR, ITD, CNT & AS Joint Venture	Thailand	**25.00**	25.00
The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited (hereinafter referred to as "Joint Venture Evergreen - Italian-Thai - PEWC")	Taiwan	**25.00**	25.00

2.2 The consolidated financial statements have excluded the financial statements of Siam Pacific Holding Company Limited which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totalling 50.99 percent) and Praram 9 Square Hotel Ltd. of which 50 percent and 10 percent (totalling 60 percent) of its shares are held by the Company and its subsidiaries because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

2.3 The financial statements of the associated companies, joint ventures, subsidiaries, and branches incorporated in overseas are translated into Thai Baht at the closing exchange rates as to assets and liabilities, and at the average exchange rates as to revenues and expenses. The resultant difference has been shown under the caption of "Translation adjustment" in the shareholders' equity.

2.4 Intercompany balances and material intercompany transactions were eliminated from the consolidated financial statements. Intercompany profit included in inventories at the end of the year had no significant effect on the consolidated financial statements.

2.5 Investments in the subsidiaries in the Company's books were eliminated with the subsidiaries' share capital and retained earnings at the acquisition date. The difference has been presented under the caption of "Excess of net book value of subsidiaries over cost of investments" in the consolidated balance sheets.

2.6 The financial statements for the year ended 31 December 2002 of two joint ventures, Joint Venture Evergreen - Italian-Thai - PEWC and NWR, ITD, CNT & AS Joint Venture, which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets as at 31 December 2002 amounted to Baht 569 million, their aggregate revenues for the year then ended amounted to Baht 1,971 million, investments accounted for under equity method amounted to Baht 461 million and share of the profit of the joint ventures amounted to Baht 301 million.

The financial statements for the year ended 31 December 2003 of four subsidiaries and three joint ventures which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method as at 31 December 2003 and for the year then ended are as follows :-

(Unit : Million Baht)	Total assets	Total revenues	Investments accounted for under equity method	Share of profit (loss) from investments accounted for under equity method
PT. Thailindo Bara Pratama	549	33	55	(11)
Myanmar ITD Co., Ltd.	1	-	(14)	(2)
Daiwa Jack Co., Ltd. (held by Thai Maruken Co., Ltd.)	11	-	-	-
Mech Co., Ltd. (held by Thai Maruken Co., Ltd.)	5	-	-	-
Joint Venture Evergreen - Italian-Thai -PEWC	192	1,570	537	537
Joint Venture Italian-Thai - Evergreen	221	205	5	5
NWR, ITD, CNT & As Joint Venture	197	389	7	5
	1,176	2,197	590	534

2.7 The financial statements for the year ended 31 December 2003 of an overseas branch, an overseas subsidiary and an overseas joint venture which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2003 were Baht 1,141 million and their aggregate revenues for the year then ended were Baht 281 million.

The financial statements for the year ended 31 December 2002 of an overseas subsidiary and an overseas joint venture which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Its total assets as at 31 December 2002 was Baht 541 million and its total revenues for the year then ended was Baht 108 million.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting standards pronounced by the Institute of Certified Accountants and Auditors of Thailand which are effective under the Accounting Act BE 2543.

Significant accounting policies adopted by the Company, its subsidiaries, and its jointly controlled joint ventures are summarised below.

3.1 Revenues

Revenues from construction services, excluding value added tax, are recognised on the basis of percentage of completion. The recognised revenues which have not yet been due as per contracts have been presented as "Unbilled receivable" in the balance sheet. The instalment amounts due and received according to the contracts but not yet recognised as revenue have been presented as "Billing in excess of contract work in progress" in the balance sheet.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash in hand and at financial institutions with an original maturity of 3 months or less and free from restriction.

3.3 Investments

Investments in securities held for trading are determined at fair value. The Company, its subsidiaries and joint ventures recorded gains or losses arising from changes in value of securities are included in the earnings statements.

Investments in available-for-sale securities, both held for short-term and long-term investments, are determined at fair value. The change in value of securities is recorded as separate item in shareholders' equity until securities are sold, the change shall be included in earnings statements

Investments in non-marketable equity securities, which the Company holds as other investments, are valued at cost, net of allowance for impairment (if any).

The fair value of marketable security is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange of Thailand. The fair value of unit trust is determined from its net assets value.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments are included in determining earnings when the carrying amount exceeds its recoverable value.

The Company, its subsidiaries and joint ventures used the weighted average method for computation of the cost of investments.

Investments in subsidiaries and joint ventures in the Company's financial statements and investments in associated companies in the consolidated statements and the Company's financial statements recorded under the equity method, being recorded at cost at the acquisition date and, for each subsequent year, adjusted to incorporate the Company's proportionate share of the operating results of the subsidiaries, associated companies and joint ventures.

Losses in excess of the cost of investments in subsidiaries, associated companies and joint ventures are presented as non-current liabilities in the balance sheets under the caption "Provision for loss in investment under equity method".

3.4 Inventories and work in progress

Inventories and work in progress are valued at the lower of cost and net realisable value.

3.5 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is calculated by reference to their costs on the straight-line method at the rates of 5 percent and 8.33-33.33 percent per annum, respectively. No depreciation is provided for land.

In 2003, there is a change in the estimation of the useful lives of certain of the Company's equipment, with aggregate net book values of approximately Baht 3,162 million, from 6.67 years to 12 - 20 years, in order to more appropriately reflect the economic benefit of these assets. This change has resulted in increases in the Company's earnings for the year ended 31 December 2003 amounting to Baht 266 million.

3.6 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. Allowance for doubtful accounts is provided for the estimated losses that may incur in collection of receivables. The allowance is based on collection experience and current status of receivables outstanding at the balance sheet date.

3.7 Financial lease contracts

The Company and its subsidiaries regard a lease that transfers substantially all the risks and rewards to ownership as a financial lease whereby the fair value of the leased properties is recorded as assets and commitment of the future rental (deducted interest portion) as liabilities.

Interest expense or finance charge is included in determining earnings according to the remaining balance of the liabilities.

3.8 Foreign currencies

Foreign currency transactions during the year are translated into Baht at the rates ruling on the transaction dates. Assets and liabilities in foreign currencies outstanding on the balance sheet date are translated into Baht at the rates ruling on the balance sheet date.

Exchange gains and losses are included in determining earnings.

3.9 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates for certain accounting transactions, affecting amounts reported in the financial statements and notes related thereto. Subsequent actual results may differ from these estimates.

3.10 Basic earnings per share

Basic earnings per share is calculated by dividing net earnings for the year by the weighted average number of ordinary shares in issue during the year.

4. CASH AND CASH EQUIVALENTS

	CONSOLIDATED		THE COMPANY ONLY	
(Unit : Thousand Baht)	**2003**	2002	**2003**	2002
Cash and deposits at banks	**1,971,195**	2,783,441	**879,030**	1,520,157
Less : Amounts with maturity of more than 3 months	**(9,327)**	(8,737)	**(12)**	(12)
Cash and cash equivalents	**1,961,868**	2,774,704	**879,018**	1,520,145

5. PLEDGED DEPOSITS AT BANKS

As at 31 December 2003, approximately Baht 210 million (2002 : Baht 414 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 222 million (2002 : Nil) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 148 million (2002 : Baht 126 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

6. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 31 December 2003 and 2002 is as follows:-

Overdue (Unit : Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	**2003**	2002
Less than 3 months	**2,395,114**	2,080,789	**1,203,563**	752,555
3 - 6 months	**147,535**	510,792	**118,653**	358,762
6 - 12 months	**251,658**	672,302	**193,306**	445,440
More than 12 months	**1,397,018**	1,621,496	**1,118,223**	1,142,729
Total	**4,191,325**	4,885,379	**2,633,745**	2,699,486
Less : Allowance for doubtful accounts	**(1,331,657)**	(1,550,861)	**(1,072,218)**	(1,077,753)
Trade accounts receivable - net	**2,859,668**	3,334,518	**1,561,527**	1,621,733

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue more than 12 months, and at 50 percent for those with balances overdue more than 6 months.

7. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances as at 31 December 2003 and 2002 comprise the following :-

(Unit : Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	**2003**	2002
<u>Subsidiaries and joint ventures</u>				
ITO Joint Venture	-	-	**520,071**	236,368
NWR, ITD, CNT & AS Joint Venture	-	-	**157,962**	22,466
Sumitomo - Italian-Thai Joint Venture	-	-	**86,577**	163,876
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting S.A.	-	-	**84,449**	143,707
PT. Thailindo Bara Pratama	-	-	**81,257**	72,618
Italian-Thai Development Plc. - Cogifer TF Joint Venture	-	-	**76,227**	344,128
IOT Joint Venture	-	-	**53,769**	-
ITD - NCC Joint Venture	-	-	**32,074**	-
Italian - Thai International Co., Ltd.	-	-	**31,978**	25,787
ION Joint Venture	-	-	**24,090**	168,973
Shimizu - ITD Joint Venture	-	-	**15,410**	14,623
Others	-	-	**69,485**	64,596
Total	-	-	**1,233,349**	1,257,142
Less : Allowance for doubtful accounts	-	-	**(21,900)**	(21,900)
Net	-	-	**1,211,449**	1,235,242
<u>Associated companies</u>				
MCRP Construction Corporation, Philippines	**797,536**	875,915	**767,335**	853,506
Others	**4,507**	18,905	**4,507**	18,905
Total	**802,043**	894,820	**771,842**	872,411
Less : Allowance for doubtful accounts	**(785,644)**	(806,724)	**(755,443)**	(784,316)
Net	**16,399**	88,096	**16,399**	88,095

(Unit : Thousand Baht)	CONSOLIDATED 2003	CONSOLIDATED 2002	THE COMPANY ONLY 2003	THE COMPANY ONLY 2002
Related companies				
(Related by way of common directors)				
Pla-Daeng Co., Ltd.	**58,691**	63,228	**58,345**	63,228
Italthai Marine Co., Ltd.	**29,228**	27,320	**29,086**	27,320
Trevi SPA	**24,297**	26,927	**-**	-
The Oriental Hotel (Thailand) Plc.	**8,126**	500	**8,126**	500
Alcatel (Thailand) Co., Ltd.	**7,865**	34,192	**-**	-
Siam Steel Syndicate Co., Ltd.	**6,620**	10,721	**6,620**	10,721
Others	**38,071**	26,661	**10,061**	15,790
Total	**172,898**	189,549	**112,238**	117,559
Less : Allowance for doubtful accounts	**(66,549)**	(63,228)	**(66,549)**	(63,228)
Net	**106,349**	126,321	**45,689**	54,331
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	**312,043**	141,821	**-**	-
NWR, ITD, CNT & AS Joint Venture	**118,471**	16,850	**-**	-
Sumitomo - Italian-Thai Joint Venture	**42,423**	80,299	**-**	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting S.A.	**33,780**	57,483	**-**	-
IOT Joint Venture	**32,261**	-	**-**	-
Italian-Thai Development Plc. - Cogifer TF Joint Venture	**26,679**	120,445	**-**	-
ITD - NCC Joint Venture	**15,716**	-	**-**	-
Shimizu - ITD Joint Venture	**9,246**	8,774	**-**	-
Others	**4,962**	11,823	**-**	-
Total	**595,581**	437,495	**-**	-
Trade accounts receivable - related parties	**718,329**	651,912	**1,273,537**	1,377,668

The aging of outstanding trade accounts receivable - related parties as at 31 December 2003 and 2002 balances are as follows :-

Overdue (Unit : Thousand Baht)	CONSOLIDATED 2003	CONSOLIDATED 2002	THE COMPANY ONLY 2003	THE COMPANY ONLY 2002
Less than 3 months	**442,340**	369,503	**787,248**	842,908
3 - 6 months	**44,288**	122,559	**130,217**	282,314
6 - 12 months	**143,407**	55,712	**233,533**	105,953
More than 12 months	**940,487**	974,090	**966,431**	1,015,937
Total	**1,570,522**	1,521,864	**2,117,429**	2,247,112
Less : Allowance for doubtful accounts	**(852,193)**	(869,952)	**(843,892)**	(869,444)
Net	**718,329**	651,912	**1,273,537**	1,377,668

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances which are overdue more than 12 months.

8. **SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES**

The outstanding balances as at 31 December 2003 and 2002 comprise the following :-

	CONSOLIDATED		THE COMPANY ONLY	
(Unit : Thousand Baht)	**2003**	2002	**2003**	2002
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	-	-	**190,824**	143,214
Shimizu - ITD Joint Venture	-	-	**21,790**	21,813
Joint Venture Italian-Thai - Evergreen	-	-	**19,242**	-
The Joint Venture of Italian-Thai Development Plc.				
together with Alcatel Contracting S.A.	-	-	**2,000**	78,000
Others	-	-	**2,098**	10,853
Total	-	-	**235,954**	253,880
Associated companies				
MCRP Construction Corporation, Philippines	**66,575**	9,130	**66,575**	9,130
Italian-Thai Gypsum Co., Ltd.	**4,600**	4,600	**4,600**	4,600
Others	**304**	-	-	-
Total	**71,479**	13,730	**71,175**	13,730
Less : Allowance for doubtful accounts	**(4,600)**	(4,600)	**(4,600)**	(4,600)
Net	**66,879**	9,130	**66,575**	9,130
Related companies				
(Related by way of common directors)				
J.I. Telecommunication Co., Ltd., Philippines	-	21,741	-	-
Obayashi Corporation	-	9,370	-	-
Others	**2,766**	8,441	-	2,790
Total	**2,766**	39,552	-	2,790
Less : Allowance for doubtful accounts	-	(21,741)	-	-
Net	**2,766**	17,811	-	2,790
Outstanding balances and portion of other participants in joint venture				
Shimizu - ITD Joint Venture	**13,074**	13,088	-	-
The Joint Venture of Italian-Thai Development Plc.				
together with Alcatel Contracting S.A.	**800**	31,200	-	-
IDS Joint Venture	-	13,662	-	-
Others	**35**	240	-	-
Total	**13,909**	58,190	-	-
Short-term loans and advances to related parties	**83,554**	85,131	**302,529**	265,800

Significant movements in the short-term loans and advances to related parties balances during the year ended 31 December 2003 were as follows :-

(Unit : Thousand Baht)	31 December 2002	During the year Increase	Decrease	31 December 2003
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	143,214	**47,610**	-	**190,824**
Shimizu - ITD Joint Venture	21,813	-	(23)	**21,790**
Joint Venture Italian-Thai - Evergreen	-	**19,242**	-	**19,242**
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting S.A.	78,000	-	(76,000)	**2,000**
Associated company				
MCRP Construction Corporation, Philippines	9,130	**57,445**	-	**66,575**
Related companies				
J.I. Telecommunication Co., Ltd., Philippines	21,741	-	(21,741)	-
Obayashi Corporation	9,370	-	(9,370)	-
Outstanding balances and portion of other participants in joint venture				
Shimizu - ITD Joint Venture	13,088	-	(14)	**13,074**
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting S.A.	31,200	-	(30,400)	**800**
IDS Joint Venture	13,662	-	(13,662)	-

9. INVENTORIES AND WORK IN PROGRESS

(Unit : Thousand Baht)	CONSOLIDATED 2003	2002	THE COMPANY ONLY 2003	2002
Construction in progress	**882,539**	18,944	**13,371**	-
Materials	**495,117**	904,862	**407,551**	321,865
Total	**1,377,656**	923,806	**420,922**	321,865
Less : Provision for inventory obsolescence	**(30,347)**	(43,445)	-	(25,000)
Inventories and work in progress - net	**1,347,309**	880,361	**420,922**	296,865

10. INVESTMENTS IN RELATED PARTIES

10.1 Investments accounted for under equity method

(Unit : Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding 2003	2002	Investment Cost 2003	2002	Equity 2003	2002
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	**99.99**	99.99	**1,483**	1,483	**(14,466)**	(13,613)
Italian-Thai International Co., Ltd.	Holding company	400,000	**99.99**	99.99	**400,000**	400,000	**(348,002)**	(341,577)
PT. Thailindo Bara Pratama	Coal digestion	23,875 Million IDR	**99.99**	99.99	**108,071**	108,071	**55,091**	75,022
Bhakabhumi Development Co., Ltd.	Construction and real estate	5,075	**99.99**	-	**5,075**	-	**682**	-

(Unit : Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2003	2002	**2003**	2002	**2003**	2002
			Percent	Percent				
Nha Pralam Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	**99.91**	99.91	**999**	999	**(2,702)**	(3,541)
Siam Concrete and Brick Products Co., Ltd	Manufacture and distribution of concrete products	84,000	**99.70**	99.70	**82,296**	82,296	**77,180**	69,379
Italthai Trevi Co., Ltd.	Foundation and piling work services	35,000	**80.45**	75.00	**55,689**	37,689	**33,274**	2,326
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	**69.90**	69.90	**7,004**	7,004	**106,472**	113,805
Khunka Faifa Thai Co., Ltd.	Not yet operational	1,000	**61.54**	39.94	**615**	400	**(13,708)**	-
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	**50.96**	50.96	**10,196**	10,196	**7,188**	(26,496)
Total investments in subsidiaries					**671,428**	648,138	**(98,991)**	(124,695)
<u>Investments in joint ventures</u>								
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	Track doubling contractor	-	**65.00**	65.00	**-**	-	**66,510**	195,097
ITD - NSC Joint Venture	Dedicated pipeline project	-	**62.70**	-	**-**	-	**6,189**	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting S.A.	Design, installation and laying of telephone lines	-	**60.00**	60.00	**-**	-	**16,283**	57,667
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	**60.00**	60.00	**-**	-	**18,789**	51,383
Joint Venture Italian-Thai - Evergreen	Construction of underground electrical train station	-	**55.00**	-	**-**	-	**4,912**	-
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	**51.00**	51.00	**-**	-	**29,675**	40,066
ITD - NCC Joint Venture	Construction of electrical work on terminal building	-	**51.00**	50.80	**-**	-	**8,827**	4,276
IN Joint Venture	Construction of water drainage tunnel	-	**51.00**	-			**754**	-
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	**45.00**	45.00	**-**	-	**(227,159)**	(227,147)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	**45.00**	45.00	**-**	-	**(42,295)**	(42,283)
ITO Joint Venture	Construction of terminal building	-	**40.00**	40.00	**-**	-	**40,570**	4,093
Shimizu - ITD Joint Venture	Contractor for construction of street	-	**40.00**	40.00	**-**	-	**4,830**	1,383
IOT Joint Venture	Airfield pavements construction	-	**40.00**	-	**-**	-	**11,096**	-
ION Joint Venture	Contractor for construction of underground train track	-	**39.00**	39.00	**-**	-	**118,820**	96,902
IDS Joint Venture	Construction of electrical work on terminal building	-	**35.00**	35.00	**-**	-	**4,901**	121
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	**25.00**	25.00	**-**	-	**56,200**	56,658
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	8,000	**25.00**	25.00	**-**	-	**6,617**	1,386
Joint Venture Evergreen - Italian-Thai - PEWC	Construction services in Taiwan	-	**25.00**	25.00	**-**	-	**537,438**	459,563
Total investments in joint ventures					**-**	-	**662,957**	699,165

(Unit : Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2003	2002	**2003**	2002	**2003**	2002
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	**50.00**	50.00	**50,000**	50,000	**50,000**	50,000
Less : Allowance on impairment					**(50,000)**	(50,000)	**(50,000)**	(50,000)
					-	-	**-**	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	**50.00**	50.00	**5,250**	5,250	**-**	-
Joint Venture of Italian-Thai Plc. Development and Montcocol TP	Railway work	-	**50.00**	50.00	**-**	-	**7,778**	8,682
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	**49.00**	49.00	**2,450**	2,450	**21,511**	14,722
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	**49.00**	49.00	**9,800**	9,800	**-**	-
Siam Pacific Holding Co., Ltd.	Holding company	234,500	**46.69**	-	**109,492**	-	**111,547**	-
Pla-Daeng Co., Ltd.	Real estate development	450,000	**-**	46.67	**-**	250,000	**-**	(250,424)
Chantaburi Farm Co., Ltd.	Real estate development	100,000	**35.72**	35.72	**21,429**	21,429	**31,088**	22,815
Siam Steel Tower Co., Ltd.	Production and distribution of high voltage power line towers	15,000	**-**	35.00	**-**	1,312	**-**	2,839
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	**30.00**	30.00	**7,500**	7,500	**7,345**	6,927
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	**30.00**	30.00	**7,800**	7,800	**12,301**	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 Thousand RM	**25.00**	25.00	**198**	198	**-**	-
MCRP Construction Corporation, Philippines	Construction contractor	25 Million Peso	**24.00**	24.00	**12,000**	12,000	**3,095**	-
MCRP Holding Corporation, Philippines	Holding company	5 Million Peso	**24.00**	24.00	**3,000**	3,000	**-**	73
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	**22.23**	22.23	**175,000**	175,000	**115,995**	133,919
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	**22.16**	22.16	**71,603**	71,603	**45,416**	22,533
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	**21.54**	-	**215**	-	**215**	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	**21.54**	-	**215**	-	**215**	-
Praram 9 Square Ltd.	Shopping center development	750,000	**20.00**	20.00	**150,000**	150,000	**150,000**	150,000
Less : Allowance on impairment					**(150,000)**	(150,000)	**(150,000)**	(150,000)
					-	-	**-**	-
Total investments in associated companies					**425,952**	567,342	**356,506**	(25,613)
Total					**1,097,380**	1,215,480	**920,472**	548,857
Add : Allowance for loss from investments under equity method					**-**	-	**648,332**	905,081
Total investments accounted for under equity method					**1,097,380**	1,215,480	**1,568,804**	1,453,938

(Unit : Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2003	2002	**2003**	2002	**2003**	2002
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					**425,952**	567,342	**356,506**	(25,613)
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40	**30.00**	30.00	**296,700**	296,700	**296,700**	296,700
Less : Allowance on impairment		(million			**(191,119)**	(186,749)	**(191,119)**	(186,749)
		USD)			**105,581**	109,951	**105,581**	109,951
Siam Pacific Holding Co., Ltd.	Holding company	234,500	**4.30**	-	**10,103**	-	**10,103**	-
Total					**115,684**	109,951	**115,684**	109,951
					541,636	677,293	**472,190**	84,338
Add : Share of loss over cost of investment					-	-	250,424	
Total investments accounted for under equity method					**541,636**	677,293	**472,190**	334,762

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

In 2003, the Company sold of all of its investment in Pla-Daeng Co., Ltd. and reversed allowance for loss from investment amounting to Baht 125 million.

10.2 Other long-term investments

(Unit : Thousand Baht)	Nature of business	Percentage of shareholding		Investment	
		2003	2002	**2003**	2002
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	**19.80**	19.80	**247,500**	247,500
Less : Allowance on impairment				**(247,500)**	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	**16.25**	16.25	**26,000**	16,250
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	**15.00**	15.00	**8,420**	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	**11.54**	11.54	**12**	12
Less : Allowance on impairment				**(12)**	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	**10.90**	10.90	**54,500**	54,500
Less : Allowance on impairment				**(54,500)**	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	**10.00**	10.00	**24,000**	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and ditribution of medical products	**6.95**	6.95	**50,069**	25,034
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	**5.00**	5.00	**5,000**	5,000
Less : Allowance on impairment				**(4,687)**	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	**4.58**	4.58	**58,225**	58,225
Less : Allowance on impairment				**(58,225)**	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	**2.22**	2.22	**4,000**	4,000
The Bangkok Club Co., Ltd.	Entertainment services	**0.44**	0.44	**3,000**	3,000

(Unit : Thousand Baht)	Nature of business	Percentage of shareholding		Investment	
		2003	2002	**2003**	2002
		Percent	Percent		
The Exchange Square Co., Ltd.	Real estate development	**Advance payment**	Advance payment	**5,000**	5,000
Less : Allowance on impairment				**(5,000)**	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	**-**	-	**585,000**	585,000
Less : Allowance on impairment				**(585,000)**	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cabl	**14.72**	15.44	**325,139**	330,920
Add : Unrealised gain from change in value of investments				**220,866**	92,748
				546,005	423,668
Modern Home Development Plc.	Real estate development	**11.32**	11.32	**9,139**	237,608
Less : Allowance on impairment				**(9,139)**	(237,608)
				-	-
Total investments in other companies				**661,807**	504,685
Consolidated					
Investments in other companies, directly held by the Company				**661,807**	504,685
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	**17.74**	17.74	**21,240**	21,240
Less : Allowance on impairment				**(21,240)**	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	**10.00**	-	**1,250**	-
J.I. Telecom Co., Ltd., Philippines	Telecommunication services	**-**	14.29	**-**	705
Less : Allowance on impairment				**-**	(705)
				-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	**4.28**	4.28	**3,053**	3,053
Less : Allowance on impairment				**(3,053)**	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	**0.86**	1.43	**19,178**	30,544
Add : Unrealised gain from change in value of investments				**13,027**	8,561
				32,205	39,105
Cyber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	**14.63**	14.63	**253,322**	287,479
Add : Unrealised loss on change in value of investments				**(178,894)**	(210,055)
				74,428	77,424
Total				**107,883**	116,529
Total investments in other companies				**769,690**	621,214

11. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2003 and 2002 comprise the following (the interest rate has been determined by approximately market rate) :-

	CONSOLIDATED		THE COMPANY ONLY	
(Unit : Thousand Baht)	**2003**	2002	**2003**	2002
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	**696,880**	-
Ando and Italian-Thai Development Joint Venture	-	-	**230,400**	230,400
Italian-Thai International Co., Ltd.	-	-	**165,339**	161,735
ITD - NCC Joint Venture	-	-	**107,100**	-
Thai Ando and Italian-Thai Development Joint Venture	-	-	**33,660**	33,660
IDS Joint Venture	-	-	**21,000**	21,018
Italian-Thai Development Plc. - Cogifer TF Joint Venture	-	-	-	76,853
Others	-	-	**31,083**	20,015
Total	-	-	**1,285,462**	543,681
Less : Allowance for doubtful accounts	-	-	**(11,068)**	-
Net	-	-	**1,274,394**	543,681
Associated companies				
Palang Thai Kaowna Co., Ltd.	**461,840**	334,316	**461,840**	334,316
Khunka Palang Thai Co., Ltd.	**58,889**	38,429	**58,889**	38,429
Mcquay (Thailand) Co., Ltd.	**11,788**	11,788	**11,788**	11,788
Others	-	7,818	-	7,818
Total	**532,517**	392,351	**532,517**	392,351
Less : Provision for doubtful accounts	**(532,517)**	(392,341)	**(532,517)**	(392,341)
Net	-	10	-	10
Related companies				
Italian-Thai Land Co., Ltd.	**554,097**	554,052	**554,097**	554,052
Bangkok Mass Transit System Plc.	**97,626**	94,778	**97,626**	94,778
Palit Palang Ngan Co., Ltd.	**94,231**	94,231	**94,231**	94,231
Pla-Daeng Co., Ltd.	**59,075**	59,075	**59,075**	59,075
Southern Industries (1996) Co., Ltd.	**24,673**	24,673	**24,673**	24,673
Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.")	**36,867**	42,338	-	-
Total	**866,569**	869,147	**829,702**	826,809
Less : Allowance for doubtful accounts	**(866,569)**	(857,565)	**(829,702)**	(815,227)
Net	-	11,582	-	11,582
Long-term loans and advances to related companies - net	-	11,592	**1,274,394**	555,273

Significant movements in the long-term loans and advances to related parties balances for the year ended 31 December 2003 were as follows :-

(Unit : Thousand Baht)	31 December 2002	During the year Increase	Decrease	31 December 2003
Subsidiaries and joint ventures				
ITO Joint Venture	-	696,880	-	696,880
Italian -Thai International Co., Ltd.	161,735	3,604	-	165,339
ITD - NCC Joint Venture	-	107,100	-	107,100
Italian-Thai Development Plc. - Cogifer TF Joint Venture	76,853	-	(76,853)	-
Associated companies				
Palang Thai Kaowna Co., Ltd.	334,316	127,524	-	461,840
Khunka Palang Thai Co., Ltd.	38,429	20,460	-	58,889
Related companies				
Bangkok Mass Transit System Plc.	94,778	2,848	-	97,626
Central Bay Reclamation and Development Corp.	42,338	-	(5,471)	36,867

12. LOAN TO OTHER PARTY

"Loan to other party" is USD 22 million which the Company provided to the Defense Ministry of the Union of Myanmar in order to finance construction of a steel mill in Myanmar. In return the steel mill will provide the Company with steel processing services for 40 percent of the mill production, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services and the return on "Loan to other party" depends upon the extent of the demand for steel in Myanmar. However, the Company has already set up provision for loss in full amount.

13. PROPERTY, PLANT AND EQUIPMENT

THE COMPANY ONLY

(Unit : Thousand Baht)	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2002	1,355,760	2,722,746	10,662,039	52,488	3,496	14,796,529
Acquisitions	60,000	452,399	377,172	14,868	206,711	1,111,150
Disposals	-	(2,783)	(1,337,057)	(972)	(3,338)	(1,344,150)
Translation adjustment	-	(127)	(12,540)	-	(158)	(12,825)
31 December 2003	1,415,760	3,172,235	9,689,614	66,384	206,711	14,550,704
Accumulated depreciation						
31 December 2002	-	887,172	6,431,439	41,025	-	7,359,636
Depreciation for the year	-	140,131	613,306	16,680	-	770,117
Depreciation for disposals	-	(402)	(1,335,269)	(972)	-	(1,336,643)
Translation adjustment	-	(10)	(3,904)	-	-	(3,914)
31 December 2003	-	1,026,891	5,705,572	56,733	-	6,789,196
Net book value						
31 December 2002	1,355,760	1,835,574	4,230,600	11,463	3,496	7,436,893
31 December 2003	1,415,760	2,145,344	3,984,042	9,651	206,711	7,761,508
Depreciation in 2002 earnings statement						1,001,204
Depreciation in 2003 earnings statement						770,117

CONSOLIDATED

(Unit : Thousand Baht)	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2002	1,491,572	2,878,091	12,439,029	91,320	3,496	16,903,508
Acquisitions	60,000	453,567	530,246	14,869	207,187	1,265,869
Disposals	-	(2,782)	(1,457,386)	(7,301)	(3,338)	(1,470,807)
Translation adjustment	-	(127)	(35,610)	(343)	7,071	(29,009)
31 December 2003	1,551,572	3,328,749	11,476,279	98,545	214,416	16,669,561
Accumulated depreciation						
31 December 2002	-	987,889	7,419,578	49,104	-	8,456,571
Depreciation for the year	-	146,837	781,608	22,411	-	950,856
Depreciation for disposals	-	(402)	(1,450,907)	(7,301)	-	(1,458,610)
Translation adjustment	-	(11)	(6,117)	(46)	-	(6,174)
31 December 2003	-	1,134,313	6,744,162	64,168	-	7,942,643
Net book value						
31 December 2002	1,491,572	1,890,202	5,019,451	42,216	3,496	8,446,937
31 December 2003	1,551,572	2,194,436	4,732,117	34,377	214,416	8,726,918
Depreciation in 2002 earnings statement						1,157,611
Depreciation in 2003 earnings statement						950,856

In 2003, the Company and an associated company entered into a restructuring agreement with the loan creditors of the associated company, whereby the Company received ownership of the office buildings which the Company purchased from this associated company in 1978 at a price of approximately Baht 1,121 million and the Company paid transfer costs of Baht 387 million to the creditors. The Company has mortgaged part of the building with aggregate net book values of approximately Baht 666 million and land of Baht 60 million with a bank to secure long-term loans from this bank. In addition as at 31 December 2003, the Company and a subsidiary have mortgaged and granted power of attorney to mortgage Baht 82.9 million (2002 : Baht 4.9 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

As at 31 December 2003 and 2002, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 4,318 million and Baht 4,951 million, respectively (The Company Only : Baht 3,909 million and Baht 3,323 million, respectively).

As at 31 December 2003 and 2002, machinery, equipment and vehicles with net book value amounting to Baht 1,422 million and Baht 1,283 million are acquired under hire purchase contracts, as referred to in Note 17.

14. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances as at 31 December 2003 and 2002 comprise the following :-

	CONSOLIDATED		THE COMPANY ONLY	
(Unit : Million Baht)	**2003**	2002	**2003**	2002
Bank overdrafts	**156**	122	**108**	55
Loans from financial institutions	**705**	1,011	**435**	731
Total	**861**	1,133	**543**	786

These represent loans obtained from local and overseas financial institutions in both Baht currency and in the following foreign currencies :-

(Unit : Million))	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	**2003**	2002
Baht	**650**	883	**381**	603
PESO	**20**	20	**20**	20
USD	**1**	-	**1**	-
NTD	**-**	90	**-**	90

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of Taiwan, Philippines and SIBOR for foreign currency loans.

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

15. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2003 and 2002 comprise the following :-

(Unit : Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	**2003**	2002
Subsidiaries and joint ventures				
I.C.C.T. Joint Venture	**-**	-	**184,759**	184,750
ITO Joint Venture	**-**	-	**169,273**	76,046
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting S.A.	**-**	-	**17,879**	148,835
Italthai Trevi Co., Ltd.	**-**	-	**15,897**	28,352
Thai Maruken Co., Ltd.	**-**	-	**15,380**	27,404
Siam Concrete and Brick Products Co., Ltd.	**-**	-	**15,283**	15,381
Others	**-**	-	**26,440**	56,636
Total	**-**	-	**444,911**	537,404
Associated companies				
MCRP Construction Corporation, Philippines	**142,698**	122,406	**142,698**	122,406
Bangkok Steel Wire Co., Ltd.	**16,169**	35,073	**6,901**	18,791
Thai Rent All Co., Ltd.	**10,305**	14,915	**10,108**	14,009
ATO-Asia Turnouts Ltd.	**8,301**	15,277	**794**	1,238
Others	**13,435**	397	**-**	349
Total	**190,908**	188,068	**160,501**	156,793
Related companies				
(Related by way of common directors)				
Takenaka Corporation	**150,523**	90,512	**-**	-
Obayashi Corporation	**146,949**	88,915	**-**	-
Siam Steel Syndicate Co., Ltd.	**66,324**	252,153	**62,661**	241,361
Nawarat Patanakarn Plc.	**52,889**	-	**-**	-
Italthai Industrial Co., Ltd.	**28,942**	71,050	**18,628**	66,096
Medical Device Manufacturer (Thailand) Limited	**23,125**	-	**23,125**	-
A.S. Associate Engineering (1964) Co., Ltd.	**21,750**	-	**-**	-
Charoong Thai Wire & Cable Plc.	**18,990**	-	**-**	-
Thai Takenaka International Ltd.	**15,399**	112,329	**-**	-
Trevi Contractor BV	**14,997**	16,343	**-**	-
Trevi SPA	**13,965**	33,243	**-**	-
Thai Obayashi Co., Ltd.	**13,433**	243,668	**-**	-

(Unit : Thousand Baht)	CONSOLIDATED 2003	CONSOLIDATED 2002	THE COMPANY ONLY 2003	THE COMPANY ONLY 2002
Alcatel Contracting S.A.	**12,484**	41,609	-	-
Cogifer TF	**2,438**	51,186	-	-
Alcatel Contracting (Thailand) Co., Ltd.	-	18,657	-	-
Others	**114,839**	77,835	**4,692**	1,478
Total	**697,047**	1,097,500	**109,106**	308,935
Outstanding balances and portion of other participants in joint venture				
I.C.C.T. Joint Venture	**138,569**	138,563	-	-
ITO Joint Venture	**101,564**	45,627	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting S.A.	**7,152**	59,534	-	-
NWR, ITD, CNT & AS Joint Venture	**6,089**	9,525	-	-
Others	**2,920**	12,898	-	-
Total	**256,294**	266,147	-	-
Trade accounts payable - related parties	**1,144,249**	1,551,715	**714,518**	1,003,132

16. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2003 and 2002 comprise the following :-

(Unit : Thousand Baht)	CONSOLIDATED 2003	CONSOLIDATED 2002	THE COMPANY ONLY 2003	THE COMPANY ONLY 2002
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	**423,704**	394,621
IOT Joint Venture	-	-	**150,000**	-
NWR, ITD, CNT&AS Joint Venture	-	-	**5,000**	28,449
Total	-	-	**578,704**	423,070
Related companies				
Obayashi Corporation	**138,620**	-	-	-
Alcatel Cable France	**61,254**	54,783	-	-
Takenaka Corporation	**30,000**	-	-	-
Alcatel Thailand Co., Ltd.	-	4,569	-	-
Others	**25,077**	18,595	-	-
Total	**254,951**	77,947	-	-
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT & AS Joint Venture	-	21,337	-	-
Total	-	21,337	-	-
Short-term loans and advances from related parties	**254,951**	99,284	**578,704**	423,070

Significant movements in the short-term loans and advances from related companies balances during the year ended 31 December 2003 were as follows :-

(Unit : Thousand Baht)	31 December 2002	During the year Increase	During the year Decrease	31 December 2003
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	394,621	**29,083**	-	**423,704**
ITO Joint Venture	-	**150,000**	-	**150,000**
NWR, ITD, CNT&AS Joint Venture	28,449	-	(23,449)	**5,000**
Related companies				
Obayashi Corporation	-	**138,620**	-	**138,620**
Alcatel Cable France	54,783	**6,471**	-	**61,254**
Takenaka Corporation	-	**30,000**	-	**30,000**
Alcatel (Thailand) Co., Ltd.	4,569	-	(4,569)	-
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT&AS Joint Venture	21,337	-	(21,337)	-

17. HIRE PURCHASES PAYABLE

(Unit : Thousand Baht)	CONSOLIDATED 2003	CONSOLIDATED 2002	THE COMPANY ONLY 2003	THE COMPANY ONLY 2002
Hire purchases payable	**1,686,429**	1,765,690	**1,472,153**	1,412,722
Less : Current portion	**(378,794)**	(333,456)	**(289,139)**	(209,428)
Net of current portion	**1,307,635**	1,432,234	**1,183,014**	1,203,294

The above hire purchase payables relate to machinery, equipment and vehicles leases with scheduled repayment terms of 1-8 years.

The Company and its subsidiaries have outstanding hire purchases payable in both Baht currency and in the following foreign currencies :-

(Unit : Million)	CONSOLIDATED 2003	CONSOLIDATED 2002	THE COMPANY ONLY 2003	THE COMPANY ONLY 2002
Baht	**284**	84	**284**	84
Yen	**3,184**	3,668	**3,184**	3,668
Rupiah	**45,566**	72,744	-	-

18. LONG-TERM LOANS

As at 31 December 2003 and 2002, the Company and its subsidiaries have outstanding long-term loans as follows :-

(Unit : Million Baht)	CONSOLIDATED 2003	CONSOLIDATED 2002	THE COMPANY ONLY 2003	THE COMPANY ONLY 2002
Long-term loans	**1,525**	645	**1,328**	645
Less : current portion	**(959)**	-	**(884)**	-
Net of current portion	**566**	645	**444**	645

In 2003, the Company has entered into a loan agreement with a financial institution to borrow Baht 440 million, with principal to be repaid quarterly and interest monthly between 2004 and 2009. The loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans. The loan is secured by the building and land of the Company with aggregate net book values of Baht 726 million as at 31 December 2003, as discussed in Note 13.

As at 31 December 2003, certain loans of Baht 197 million is two subsidiaries' loans from a bank. The loans carry interest at the rate of MLR and are to be repaid on a monthly basis. The principal loans are repayment between 2004 to 2010.

The part of long-term loans from banks was used tc .nance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the ·mpany's accounts with those banks.

19. LONG-TERM LOANS FROM RELATED PARTIES

As at 31 December 2003 and 2002, the outstanding balances comprise the following :-

	CONSOLIDATED	
(Unit : Thousand Baht)	**2003**	2002
Associated company		
Nature Way Resources Co., Ltd.	**352,745**	367,359
Related company		
Others	**790**	-
	353,535	367,359

20. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's earnings for the years 2003 and 2002 after deducting tax losses brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the years 2003 and 2002 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30 percent on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

21. RELATED PARTY TRANSACTIONS

During the years, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows :-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost
Sale of fixed assets	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost
Interest on loans	Mutually agreed rate

	CONSOLIDATED		THE COMPANY ONLY	
	For the years ended 31 December		For the years ended 31 December	
(Unit : Million Baht)	**2003**	2002	**2003**	2002
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	**3,517**	3,298
Purchases of construction materials and services	-	-	**217**	395
Sale of fixed assets	-	-	-	58
Transactions with associated companies				
Construction services and other income	**32**	66	**22**	56
Purchases of construction materials and services	**129**	741	**66**	91
Transactions with related companies				
Construction services and other income	**2,466**	2,396	**205**	134
Purchases of construction materials and services	**1,011**	1,113	**260**	329

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 31 December 2003 and 2002 the Company had outstanding retentions of approximately Baaht 403 million and USD 1.7 million (as at December 2003 is equivalent to Baht 67 million) with Bangkok Mass Transit System, the Company which operates the skytrain. This company is currently undergoing debt restructuring. The Company believes that retention will be returned to it in the amount stipulated in that company's debt restructuring plan.

22. EMPLOYEES AND RELATED COSTS

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	**2003**	2002
Number of employees at year-end	**17,653**	17,147	**16,105**	15,632
Employee costs for the year (million Baht)	**2,600**	2,459	**2,399**	2,161

23. COST OF CONSTRUCTION WORKS

As at 31 December 2003, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amount to Baht 86,620 million (The Company only : Baht 52,008 million).

24. STATUTORY RESERVE

Under the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered share capital. The statutory reserve is not available for dividend distributions.

25. GUARANTEES

As at 31 December 2003 and 2002, there were outstanding guarantees of approximately Baht 14,642 million and Baht 11,897 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 31 December 2003 and 2002, there were guarantees of approximately Baht 1,544 million and 1,035 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Thai Maruken Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

26. COMMITMENTS

26.1 Under the Company's rehabilitation plan, which the Company completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debenture holders amounting to Baht 3,604 million. The Company has transfered its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 31 December 2003, the outstanding balance of loans amounted to Baht 2,707 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principles of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

26.2 As at 31 December 2003, the Company and joint ventures had the outstanding commitment of NTD 1,965 million, Yen 2,465 million, Baht 5,078 million and USD 0.6 million in respect of subcontracted work (2002 : NTD 523 million, Yen 5 million and Baht 2,485 million).

26.3 As at 31 December 2003 and 2002, the Company and joint ventures had the following outstanding commitments as proportion of the company in respect of purchases of materials, machinery and software and related service :-

Currency (Unit : Million)	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	**2003**	2002
Baht	**162.9**	627	**111.3**	27
EURO	**8.7**	4	**7.5**	0.4
JPY	**377.5**	536	**41.5**	-
USD	**1.3**	6	**1.2**	-

26.4 As at 31 December 2003, the Company had a contractual obligation to purchase shares in a company of which the principal business objective is production of construction materials, at a price of Baht 300 million. The agreement will become effective when the seller has complied with certain conditions stipulated therein.

27. CONTINGENT LIABILITIES

Since 2001, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 156 million (2002 : Baht 91 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

28. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, the subsidiaries and the joint ventures for the years ended 31 December 2003 and 2002 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

	CONSOLIDATED									
	For the years ended 31 December 2003 and 2002									
	Local		Overseas		Total		Elimination		Grand total	
(Unit : Million Baht)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenues from construction services	**19,337**	20,710	**2,299**	2,300	**21,636**	23,010	**(3,716)**	(1,976)	**17,920**	21,034
Gross profit	**1,346**	1,959	**549**	214	**1,895**	2,173	**-**	-	**1,895**	2,173
Loss on exchange									**(43)**	(460)
Other income									**285**	396
Reversal of allowance for loss from investment									**125**	-
Administrative expenses									**(786)**	(848)
Reversal of (allowance for) provision for inventory obsolescence									**13**	(7)
Allowance for doubtful account									**(20)**	(82)
Gain on diminution in value of investments									**-**	109
Share of loss from investments accounted for under equity method									**(4)**	(9)
Interest expenses									**(240)**	(647)
Corporate income tax									**(265)**	(229)
Minority interests									**(39)**	(8)
Earnings from ordinary activities									**921**	388
Extraordinary item										
Gain from debt restructuring									**-**	5,948
Net earnings for the year									**921**	6,336

(Unit : Million Baht)	As at 31 December 2003 and 2002									
	Local		Overseas		Total		Elimination		Grand total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Property, plant and equipment - net	**8,233**	7,840	**495**	608	**8,728**	8,448	**(1)**	(1)	**8,727**	8,447
Other assets	**18,352**	16,805	**2,115**	1,863	**20,467**	18,668	**(3,844)**	(2,984)	**16,623**	15,684
Total assets	**26,585**	24,645	**2,610**	2,471	**29,195**	27,116	**(3,845)**	(2,985)	**25,350**	24,131

29. FINANCIAL INSTRUMENTS

29.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

29.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and their cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts and loans from financial institutions. It use derivative financial instruments to hedge certain risk.

29.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans which are denominated in foreign currencies.

Below is the summary of the Group's foreign currency-denominated assets and liabilities as at 31 December 2003 which were unhedged.

	CONSOLIDATED (Net)					
	EURO million	**USD million**	**Yen million**	**Kips million**	**Peso million**	**SGD million**
Trade accounts payable	3	-	271	-	-	1
Hire purchases payable	-	-	3,184	-	-	-
Short-term loans from financial institutions	-	1	-	-	-	-
Advanced receive from customers under construction contract	-	-	820	-	-	-
Long-term loans	-	4	-	-	-	-
Assets in foreign currencies»	1	51	2,415	777	358	2

	THE COMPANY ONLY (Net)				
	Euro million	**USD million**	**Yen million**	**Kips million**	**SGD million**
Trade accounts payable	2	-	-	-	-
Hire purchases payable	-	-	3,184	-	-
Short-term loans from financial institutions	-	1	-	-	-
Assets in foreign currencies	1	44	908	777	1

The Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) JPY 184 million and the project of construction work of the streets in the republic of Maldives in an amount of approximately USD 3.78 million.

In addition, the Group's is exposed to foreign currency risk with respect to its investments in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

29.4 *Credit risk*

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful debts.

30. PRESENTATION

The presentation of the financial statements has been made in compliance with the stipulations of the Notification of the Business Development Department dated 14 September 2001 as empowered under the Accounting Act B.E. 2543.

Certain amounts in the financial statements for the year 2002 have been reclassified to conform to the current year's classification, with no effect on previously reported net earnings or shareholders' equity.

31. APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company's directors.

ITALIAN-THAI DEVELOPMENT PCL.
2034/132-161 Italthai Tower,
New Petchburi Road, Bangkapi,
Huaykwang, Bangkok 10320, Thailand
Telephone: +66(0)-2716-1600
Fax: +66(0)-2716-1488
e-mail : cccs@italian-thai.co.th
http://www.italian-thai.co.th

Minutes of Annual General Meeting

of Shareholders No.1/2004

Of

Italian-Thai Development Public Company Limited

Minutes of Annual General Meeting of Shareholders No. 1/2004
Of
Italian-Thai Development Public Company Limited

Time and Place: The Meeting was held on April 2, 2004 at 9.40 a.m. at the Meeting Room, 37th floor, Head Office, 2034/132-161 Italthai Tower, New Petchburi Road, Bangkapi, Huay Kwang, Bangkok, Thailand. There were 365 shareholders present in person and by proxy, holding 226,408,254 shares in aggregate, representing 60.56%, thus constituting a quorum. Pol.Lt. Chartachai Bunya-ananta, Director and Audit Committee Chairman was the Chairman of the Meeting. He declared the Meeting convened and proceeded with the following agenda:

Agenda 1. To consider and certify the Minutes of the Annual General Meeting of Shareholders No. 1/2003.

The Chairman proposed the minutes of the Annual General Shareholders' Meeting No. 1/2003 held on April 28, 2003 for approval. No shareholder raised any objection or demanded an amendment to such minutes.

After due consideration, the Meeting, by majority votes of 220,874,444 shares equivalent to 97.56% (with abstentions of 5,533,810 shares equivalent to 2.44%) resolved to certify the Minutes of the Annual General Meeting No. 1/2003 dated April 28, 2003.

Agenda 2. To consider and acknowledge the 2003 operation result report of the Company.

The Chairman asked Mr. Premchai Karnasuta, the President of the Company, to inform the Meeting on this matter. Mr. Premchai Karnasuta reported the operating results of the Company in the year 2003 to the Meeting.

After due consideration, the Meeting, by majority votes of 221,005,044 shares equivalent to 97.61% (with abstentions of 5,403,210 shares equivalent to 2.39%) resolved to acknowledge the operating results report of the Company in the year 2003 as proposed.

Agenda 3. To consider and approve the Company's Balance Sheets and Profit and Loss Statements for the year 2003.

The Chairman presented the balance sheets and the profit and loss statements of the Company for the year 2003 to the Meeting. The Chairman proposed the Meeting consider and approve the financial statement for the year 2003 that was considered by the audit committee and certified and audited by the certified public accountant of the Company. The Chairman proposed the Meeting consider this matter.

After due consideration, the Meeting, by majority votes of 221,005,054 shares equivalent to 97.61% (with abstentions of 5,403,200 shares equivalent to 2.39%), resolved to approve the Balance Sheets and Profit and Loss Statements for the year 2003.

Agenda 4. To consider and approve the allocation of partial profits as legal reserve.

The Chairman asked Mrs. Nijaporn Charanachitta, Senior Executive Vice President of the Company, to inform the Meeting on this matter. Mrs. Nijaporn Charanachitta informed the Meeting that according to the Public Company Limited Act of 1992 (B.E 2535), the Company must allocate not less than 5% of its annual net profit less the accumulative losses brought forward (if any) to a reserve fund, until the reserve fund attains an amount not less than 10% of the registered capital.

As per Balance Sheets and Profit and Loss Statements of the Company for the year ended December 31, 2003, the Company shall allocate the partial profits as legal reserve in the amount of Baht 46,031,000, plus the existing legal reserve in the amount of Baht 212,358,000, the total amount of legal reserve of the Company is Baht 258,389,000. The Chairman proposed the Meeting consider this matter.

After due consideration, the Meeting, by majority votes of 221,005,044 shares equivalent to 97.61% (with abstentions of 5,403,210 shares equivalent to 2.39%), resolved to allocate the partial profits as legal reserve.

Agenda 5. To consider and approve the payment of dividend for 2003 accounting period.

The Chairman asked Mrs. Nijaporn Charanachitta, Senior Executive Vice President of the Company, to inform the Meeting on this matter. Mrs. Nijaporn Charanachitta informed to the Meeting that according to the financial statement of the Company for the year ended December 31, 2003, the Company has a net profit of Baht 920,624,000, the Board of Directors' Meeting thus passed the resolution of approval of payment of dividend for 2003 accounting period to shareholders whose names were in the share register book of the Company on March 16, 2004, at the rate of Baht 0.50 per share. (at the par value of Baht 10). The Chairman proposed the Meeting consider this matter.

After due consideration, the Meeting, by majority votes of 221,005,044 shares equivalent to 97.61% (with abstentions of 5,403,210 shares equivalent to 2.39%), resolved to pay the dividend for 2003 accounting period.

Agenda 6. To consider and approve the appointment of new directors in place of directors retiring from office by rotation and determine the remuneration of the Board of Directors and the Audit Committee.

The Chairman stated to the Meeting that the three directors who had to retire by rotation this year were Dr. Chaijudh Karnasuta, Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta and then requested the Meeting to consider the re-appointment of them as the Company's directors to serve another term.

After due consideration, the Meeting, by majority votes of 220,879,344 shares equivalent to 97.56% (with votes against of 125,700 shares equivalent to 0.05% and abstentions of 5,403,210 shares equivalent to 2.39%), resolved to re-appoint Dr. Chaijudh Karnasuta as the Company's director to serve another term and the Meeting, by majority votes of 219,916,144 shares equivalent to 97.13% (with votes against of 1,088,900 shares equivalent to 0.48% and abstentions of 5,403,210 shares equivalent to 2.39%), resolved to re-appoint Mr. Premchai Karnasuta as the Company's director to serve another term and the Meeting, by majority votes of 219,916,144 shares equivalent to 97.13% (with votes against of 1,088,900 shares equivalent to 0.48% and abstentions of 5,403,210 shares equivalent to 2.39%),resolved to re-appoint Mrs. Nijaporn Charanachitta as the Company's director to serve another term.

Moreover, the Chairman proposed the Meeting consider the determination of the remuneration for the Board of Directors and the Audit Committee for the year 2004. The details are as follows:

The Remuneration

Board of Directors	- Not more than Baht 4,600,000 per year
The Audit Committee	- Not more than Baht 780,000 per year

Also, the Chairman stated to the Meeting that the Annual General Meeting of Shareholders No. 1/2003 passed a resolution to determine the remuneration for the Audit Committee in the amount of Baht 780,000 (for year 2003). Nevertheless, the Company paid the remuneration for the Audit Committee in the amount of Baht 1,000,000 due to the Audit Committee had performed their duties diligently and had also increased the measurement of internal audit thus increasing their duties. The Chairman then requested the Meeting to ratify such payment of remuneration.

After due consideration, the Meeting, by majority votes of 220,879,344 shares equivalent to 97.56% (with votes against of 125,700 shares equivalent to 0.05% and abstentions of 5,403,210 shares equivalent to 2.39%) resolved to approve the determination of the remuneration of the Board of Directors and Audit Committee for the year 2004 as well as ratified the payment of remuneration of the Audit Committee for the year 2003 from Baht 780,000 to Baht 1,000,000.

Agenda 7. To consider and approve the appointment of auditors and determination of the auditors' remuneration.

The Chairman asked Mrs. Nijaporn Charanachitta, Senior Executive Vice President of the Company, to inform the Meeting on this matter. Mrs. Nijaporn Charanachitta asked the Meeting to consider the appointment of certified auditors and determination of the auditors' remuneration. The Chairman proposed the Meeting consider this matter.

After due consideration, the Meeting, by majority votes of 220,879,344 shares equivalent to 97.56% (with votes against of 125,700 shares equivalent to 0.05% and abstentions of 5,403,210 shares equivalent to 2.39%), resolved to appoint Mr. Ruth Chaowanakawi, a certified auditor No. 3247 and/or Mrs. Nonglak Phumnoi, a certified auditor No. 4172 of Ernst & Young Office Limited to be auditors of the Company for the year 2004 and fixed the auditors' remuneration in the amount of Baht 1,730,000.

Agenda 8. To consider and approve the change of the par value of shares.

The Chairman stated to the Meeting that in order to increase the liquidity of the sale and purchase of the Company's shares, it should change the par value of such shares. The Chairman proposed the Meeting consider this matter.

After due consideration, the Meeting, by majority votes of 221,005,044 shares equivalent to 97.61% (with abstentions of 5,403,210 shares equivalent to 2.39%), resolved to approve the change of the par value of shares from Baht 10 per share to Baht 1 per share coinciding with an increase of the Company's ordinary shares to 3,738,678,180 shares.

Agenda 9. To consider and approve an amendment of Clause 4. of the Memorandum of Association of the Company to be in line with the change of the par value of shares.

The Chairman stated to the Meeting that in order to be in line with the change of the par value of shares, it should amend the Clause 4. of the Memorandum of Association of the Company as follows:

"**Clause 4.** The registered capital of Baht 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht) is divided into 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty shares) shares at the par value of Baht 1 (One Baht) per share, which consist of 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty shares) ordinary shares and – (-) preferred shares."

The Chairman proposed the Meeting consider this matter.

After due consideration, the Meeting, by majority votes of 221,005,044 shares equivalent to 97.61% (with abstentions of 5,403,210 shares equivalent to 2.39%) resolved to approve the amendment of Clause 4. of the Memorandum of Association of the Company to be in line with the change of the par value of shares as proposed.

Agenda 10. To consider and approve an amendment of Article 4, Article 8, Article 9 and Article 46 of the Articles of Association of the Company.

The Chairman asked Mr. Chatichai Chutima, Vice President (Finance) of the Company, to inform the Meeting on this matter. Mr. Chatichai Chutima stated to the Meeting that in order to be in line with the resolution of the Meeting in Agenda 8, the Company should amend Article 4 of the Articles of Association of the Company as follows:

"**Article 4** All of the Company's shares are fully-paid ordinary shares."

The Annual General Meeting of Shareholders No. 1/2003 held on April 28, 2003 passed the resolution of the amendment of Article 8 of the Articles of Association of the Company, however, this resolution was not consistent with the voting of the shareholders' meeting stated in other articles in the Articles of Association. Therefore, the Company should amend Article 8 of the Articles of Association of the Company as follows:

"**Article 8** The Company may neither hold nor accept any pledge of its shares, except in the following cases:

(a) The Company may buy back its shares from any shareholder voting against a resolution of the Shareholders' Meeting which amends the Articles of Association of the Company regarding the right to vote and the right to receive dividends, because he/she is of the opinion that he/she is unfairly treated;

(b) The Company may buy back its shares for the purpose of financial management in the case where the

Company has accumulated profits and excessive liquidity, and such buy-back of shares will not cause financial trouble to the Company.

In this regard, shares held by the Company shall not be counted towards forming a quorum for the Shareholders' Meeting and shall carry no voting right as well as have no right to receive dividends.

The Company shall dispose of the bought shares as mentioned in the preceding paragraph within the period as specified in the Ministerial Regulation. If the Company is unable to dispose of the bought shares within the specified period, the Company shall deduct its paid-up capital by the write off of unsold registered shares.

The share buy back, the disposition of bought shares and the write off of bought shares, including the determination of number, price proposed for buy back of shares, or price proposed to dispose of shares or any other cases relating to the share buy-back shall be in accordance with the rules and procedures as prescribed in the Ministerial Regulation. If the Company's shares are listed securities on the Stock Exchange of Thailand, the Company shall comply with the regulations, notifications, orders or rules of the Stock Exchange of Thailand.

A share buy-back representing not exceeding ten (10) percent of the paid-up capital shall be considered and approved by the Board of Directors, and if the share buy-back represents in excess of ten (10) percent of the paid-up capital, it must be approved by a majority vote of the shareholders participating in the Shareholders' Meeting and having the right to vote."

With respect to the amendment of the Article 9 of the Articles of Association, the Company is of the opinion that the existing Article 9 of the Articles of Association is not clear and may cause confusion of details of the said Article. Thus, in order to make it easily understood and clearer, the Company should amend the Article 9 of the Articles of Association of the Company as follows:

"Article 9 Unless specified in these Articles of Association, ordinary shares of the Company shall be freely transferable without limitation. In this regard, ordinary shares held by foreigner(s) at anytime shall, in aggregate, not exceed forty-nine (49) percent of the total ordinary shares of the Company issued and sold.

"Foreigner" means:

(a) a natural person not of Thai nationality;

(b) a juristic person not registered in Thailand;

(c) a juristic person registered in Thailand having the following characteristics:

(a) having half or more of the juristic person's capital shares held by persons under (a) or (b) or a juristic person having the persons (a) or (b) investing with the value of half or more of its total capital.

(b) limited partnership or registered ordinary partnership having the managing partner or manager as the person under (a).

(d) a juristic person registered in Thailand having half or more of its capital shares held by a person under (a), (b) or (c) or a juristic person having the persons under (a), (b) or (c) investing with the value of half or more of its total capital.

With respect to the amendment of the Article 46 of the Articles of Association, The Stock Exchange of Thailand has amended the regulation relating to the connected transactions by issuing the notification of the Stock Exchange of Thailand regarding the disclosure of information and performance of the listed company relating to the connected transactions B.E. 2546 (2003) dated November 19, 2003. The Stock Exchange of Thailand requested the listed company to put this regulation in Articles of Association to allow the shareholders to sue directors and management who do not comply with this regulation. He then proposed the Company should amend Article 46 of the Articles of Association of the Company per the new regulation of the Stock Exchange of Thailand as follows:

"**Article 46** If the Company or its subsidiary agrees to make a connected transaction or a transaction concerning acquisition or disposal of assets of the Company or any of its subsidiaries in accordance with the regulations as prescribed in the notification of the Stock Exchange of Thailand applicable to connected transactions of listed companies or acquisition or disposal of assets of listed companies as the case may be, the Company shall comply with regulations and procedures as prescribed in the notification related thereto."

In this regards, any person assigned by the authorized committee may amend any content which is not material in the Articles of Association of the Company as ordered or advised by the Registrar of the Public Company Limited.

A shareholder proposed the Meeting use the existing Article 9 of the Articles of Association by changing paragraph 2 of the said article to expand the foreign limitation from not more than 32 percent to not more than 49 percent to open an opportunity for foreign investors to hold ordinary shares of the Company and include the case of foreign investors holding ordinary shares from purchasing the increased ordinary shares of the Company. This would be to the benefit for the offering of the increased shares and/or the convertible bonds that this Meeting will consider in a further agenda. He proposed the Company should amend Article 9 of the Articles of Association of the Company as follows

"**Article 9** Unless specified in these Articles of Association, ordinary shares of the Company shall be freely transferable without limitation. In this regard, ordinary shares held by foreigner(s) at anytime shall, in aggregate, not exceed thirty-two (32) percent of the total ordinary shares of the Company issued and sold.

An alien may acquire newly issued ordinary shares which are in excess of the limit prescribed in the first paragraph hereof through the purchase of newly issued ordinary shares or the exercise of the conversion right or right to buy as a holder of convertible bonds and/or warrants and/or other securities rendering such rights, issued and offered by the Company (including dividend shares or new ordinary shares issued to the holders of ordinary shares acquired through the purchase of newly issued ordinary shares or the exercise of such rights under this second paragraph) provided that the aggregate amount of newly issued ordinary shares by aliens in such case and in the case of holding ordinary shares by aliens under the first paragraph hereof must not exceed forty-nine (49) percent of all issued ordinary shares of the Company at such time. This forty-nine (49) percent foreign shareholding limit shall also apply to a transfer of ordinary shares from the alien who has acquired new ordinary shares through the purchase of newly issued ordinary shares or the exercise of conversion right or the right to buy (or apply to dividend shares or new ordinary shares issued to the holders of ordinary shares acquired through the purchase of newly issued ordinary shares or the exercise of such rights under this second paragraph) to another alien and to any subsequent transfers between aliens until such ordinary shares are transferred to a non-alien.

The foreign shareholding limit as stated in the first paragraph shall not affect the holding of ordinary shares by aliens which takes place before the amendment to this Articles of Association becomes effective and any transfers of such ordinary shares as between aliens at such time until such ordinary shares are transferred to a non-alien.

"Foreigner" means:

(a) a natural person not of Thai nationality;

(b) a juristic person not registered in Thailand;

(c) a juristic person registered in Thailand having the following characteristics:

  (a) having half or more of the juristic person's capital shares held by persons under (a) or (b) or a juristic person having the persons (a) or (b) investing with the value of half or more of its total capital.

  (b) limited partnership or registered ordinary partnership having the managing partner or manager as the person under (a).

(d) a juristic person registered in Thailand having half or more of its capital shares held by a person under (a), (b) or (c) or a juristic person having the persons under (a), (b) or (c) investing with the value of half or more of its total capital.

Another shareholder agreed with the proposal of the shareholder. Also, certain shareholders asked about the meaning of Article 9 of Articles of Association proposed. The Company's director answered the questions for such shareholders clearly until no shareholder had any further question. The Chairman proposed the Meeting consider the amendment of the Articles 4, Article 8, Article 9 and Article 46.

After due consideration, the Meeting, by majority votes of 218,919,309 shares equivalent to 96.69% (with abstentions of 7,488,945 shares equivalent to 3.31%) resolved to amend the Article 4, Article 8, Article 9 (as proposed by the shareholder), and Article 46 of the Articles of Association of the Company.

Agenda 11 To consider and approve the issuance and offer of convertible bonds of the Company.

The Chairman asked Mr. Chatichai Chutima, Vice President (Finance) of the Company, to inform the Meeting on this matter. Mr. Chatichai Chutima informed the Meeting that the Company wished to raise funds to expand the Company's business in accordance with the investment plan of the Company. Thus, in order to expand the method and form of the fund raising of the Company, the Company should consider issuing and offering the convertible bonds. The preliminary details are as follows:

Type	:	All types of named convertible bonds which can be converted into ordinary shares.
Number of convertible bonds	:	Not more than Baht 5,000,000,000 or an equivalent amount in any other currency.
Maturity period	:	Not exceeding five years from the date of issuance
Exercise period	:	Throughout the maturity period
End of exercise period	:	The end of the maturity period
Exercise ratio and conversion price	:	A unit of convertible bond can be converted into newly-issued ordinary shares in a number equaling the par value of the convertible bond divided by the conversion price of the convertible bond. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 days prior to the date of conducting the Bookbuild.

Number of ordinary shares issued to accommodate the conversion	:	Not exceeding 400,000,000 shares
Allocation method	:	Convertible bonds will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristics under the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Offer of Newly-Issued Bonds dated October 19, 2001 (as well as its amendment). The convertible bonds may be offered once or several times.
Effect on shareholders	:	In the case that the shareholder exercises the conversion right to convert all convertible bonds, the voting right of such shareholder will decrease by not more than 9.66 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only. However, according to the current growth of economy of the Company, the Company expects that the earnings per share will increase to compensate the shareholder for any a long-term effects. Price dilution effect - because the Company offers the conversion price at the rate higher or equal to the current market price and the offering is made to the public, therefore, the effect on the current market price of shares may not be occurred.
Redemption prior to the maturity period	:	Holders of convertible bonds may have the right or may have no right to request redemption of convertible shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the convertible bonds to be issued on each occasion.
Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible Bonds	:	Any circumstance as specified in Clause 35/5 of the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Re: Application for and Approval of Offering Newly-Issued Bonds dated October 19, 2001 (as well as its amendment)

The Board of Directors or any person assigned by the Board of Directors shall have the power to consider and determine details and other conditions relating to issuance of the convertible bonds such as type of convertible bonds, the number of convertible bonds to be issued and offered on each occasion, maturity period, exercise period, the date of conducting the Bookbuild, the end of exercise period or circumstance requiring issuance of new shares to reserve for conversion of the convertible bonds and interest calculation and payment method. This includes negotiation, agreement and execution of related documents and contracts as well as taking any action necessary, proper and relating to the convertible bonds and listing ordinary shares from the conversion on the Stock Exchange of Thailand.

Certain shareholders asked about the number, allocation method, period of process and price. The director and legal advisor answered the shareholders clearly until no shareholder had any further question.

After due consideration, the Meeting, by majority votes of 210,950,209 shares equivalent to 93.17% (with votes against of 7,744,700 shares equivalent to 3.42% and abstentions of 7,713,345 shares equivalent to 3.41%) resolved to approve the the issuance and offer of convertible bonds of the Company.

Agenda 12 To consider and approve an increase of the Company's registered capital of the Company.

The Chairman asked Mr. Chatichai Chutima, Vice President (Finance) of the Company, to proposed the Meeting on this matter. Mr. Chatichai Chutima asked the Meeting to consider an increase of the Company's registered capital for an amount of Baht 855,000,000 (Eight Hundred and Fifty-Five Million) from the existing registered capital of Baht 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht) to Baht 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht) by issuing 855,000,000 ordinary shares at the par value of Baht 1 per share to expand the Company's business in accordance with the investment plan of the Company. The details of allocation of shares will be discussed in the Agenda 14.

After due consideration, the Meeting, by majority votes of 210,574,209 shares equivalent to 93.00% (with votes against of 8,144,700 shares equivalent to 3.60% and abstentions of 7,689,345 shares equivalent to 3.40%) resolved to approve an increase of the registered capital of the Company.

Agenda 13 To consider and approve an amendment of Clause 4. of the Memorandum of Association of the Company to be in line with the increase of the registered capital of the Company.

The Chairman asked Mr. Chatichai Chutima, Vice President (Finance) of the Company, to proposed the Meeting on this matter. Mr. Chatichai Chutima asked the Meeting to consider the amendment of Clause 4. of the Memorandum of Association of the Company to be in line with the increase of the registered capital of the Company as follows:

"**Clause 4.** The registered capital of Baht 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht) is divided into 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty shares) shares at the par value of Baht One (Baht 1) per share which consists of 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty shares) ordinary shares and – (-) preferred shares."

A shareholder asked about the payment of dividend compared to the need of money of the Company. The directors answered the shareholders clearly until no shareholder had any further question.

After due consideration, the Meeting, by majority votes of 211,532,309 shares equivalent to 93.43% (with votes against of 7,186,600 shares equivalent to 3.17% and abstentions of 7,689,345 shares equivalent to 3.40%) resolved to approve the amendment of Clause 4. of the Memorandum of Association of the Company to be in line with the increase of the registered capital of the Company.

Agenda 14 To consider and approve the allocation of the newly issued ordinary shares of the Company.

The Chairman asked Mrs. Nijaporn Charanachitta, Senior Executive Vice President of the Company, to proposed the Meeting on this matter. Mrs. Nijaporn Charanachitta asked to the Meeting to consider the details of the allocation of not more than 855,000,000 (Eight Hundred and Fifty-Five Million) newly issued ordinary shares, of which the par value per share is Baht 1 (One Baht). The details are as follows:

1. Not more than 455,000,000 (Four Hundred and Fifty-Five Million) newly issued ordinary shares in whole or in part will be allocated for domestic and/or international public offering, on once or several occasions.

   The Company may allocate these newly issued ordinary shares by offering them directly to the public in the whole amount or may appoint an underwriter who will act as an Over-Allotment Agent to exercise the Green Shoe Option and in the amount of not more than 15 percent of the offered shares according to the relevant notifications of the Securities and Exchange Commission. However, the aggregate number of shares allocated and number of shares exercised by the over-allotment methods shall not be more than 455,000,000 (Four Hundred and Fifty-Five Million) shares.

   If any newly issued ordinary shares remain from the allocation, they will be offered to private or institutional investors under the Securities and Exchange Commission Notification No. GorJor. 12/2543, Re: Application for and Approval of Offer of Newly-Issued Shares dated March 22, 2000 (as well as its amendment).

2. Not more than 400,000,000 (Four Hundred Million) newly issued ordinary shares will be allocated to reserve for the conversion of the Company's convertible bonds to be issued and offered.

The Board of Directors or any person assigned by the Board of Directors shall have the power to consider and determine details and other related conditions such as the number of ordinary shares to be issued and offered on each occasion, price, subscription period, payment, as well as to sign related documents, take any action necessary, proper and related to the ordinary shares for capital increase, provide information and submit documents and evidence to the Office of Securities and Exchange Commission, the Stock Exchange of Thailand, the Ministry of Commerce or any other relevant agencies and assign Ms. Preawphan Vatayanont to be the person to sign on all pages of the Registration Statement and draft of prospectus of the Company.

The Chairman proposed the Meeting consider this matter. Shareholders asked about the offer and sale of ordinary shares and convertible bonds. The directors answered the shareholders clearly until no shareholder had any further question.

After due consideration, the Meeting, by majority votes of 209,869,009 shares equivalent to 92.69% (with votes against of 5,855,400 shares equivalent to 2.59% and abstentions of 10,683,845 shares equivalent to 4.72%) resolved to approve the allocation of the newly issued ordinary shares of the Company as proposed.

Since there was no other business , the Chairman adjourned the meeting at 11.35 a.m.

(Pol.Lt. Chatrachai Bunya-anata)
Chairman of the Meeting
Italian-Thai Development Public Company Limited